Management’s Discussion and Analysis
BMO’s President & Chief Executive Officer and Interim Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in this Annual Report. The statement, which can be found on page 102, also explains the roles of the Audit Committee and Board of Directors in respect of financial information in the Annual Report.
          Management’s Discussion and Analysis (MD&A) comments on BMO’s operations and financial condition for the years ended October 31, 2008 and 2007. The MD&A should be read in conjunction with our consolidated financial statements for the year ended October 31, 2008. The MD&A commentary is as of November 25, 2008, except for peer group comparisons, which are as of December 5, 2008. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).
          Certain prior year data has been reclassified to conform with the current year’s presentation, including reclassifications arising from transfers of certain businesses between operating groups.

Index

26	Financial Performance and Condition at a Glance		Operating Group Review outlines the visions and strategies of our operating groups, the paths they choose to differentiate their businesses and the major business risks they face, along withtheir strengths, competencies and key value drivers. It also includesa summary of their achievements in 2008, their priorities for 2009 and a review of their financial performance for the year.
provides a snapshot of our results on 11 key financial performance and condition measures used by management to monitor performance relative to our peer groups.

28	Who We Are provides an overview of BMO Financial Group, explains the links between our objectives and our overall visionand presents key performance data to help answer the question“Why invest in BMO?”
		44	Summary
		45	Personal and Commercial Banking
		46	Personal and Commercial Banking Canada
		49	Personal and Commercial Banking U.S.
29	Enterprise-Wide Strategy outlines our enterprise-wide strategy and the context in which it is developed, as well as our progress in relation to our strategic priorities.	52	Private Client Group
		55	BMO Capital Markets
		58	Corporate Services, including Technology and Operations

30	Caution Regarding Forward-Looking Statements warns readersabout the limitations and inherent risks and uncertainties of forward-looking information.	Financial Condition Review discusses our assets and liabilities bymajor balance sheet category. It reviews our capital adequacy and ourapproach to ensuring we optimize our capital position to support ourbusiness strategies and maximize returns to our shareholders. It also discusses off-balance sheet arrangements and financial instruments.
    Summary Balance Sheet
    Enterprise-Wide Capital Management
    Financial Instruments in the Difficult Credit Environment
Off-Balance Sheet Arrangements

30	Factors That May Affect Future Results outlines certain industry and company-specific factors that investors should consider when assessing BMO’s earnings prospects.	58 60 62 68

32	Economic Developments includes commentary on the impact ofeconomic developments on our businesses in 2008 and expectations for the Canadian and U.S. economies in 2009.

Accounting Matters and Disclosure and Internal Control reviews critical accounting estimates and changes in accounting policies in 2008 and for future periods. It also discusses our evaluation of disclosure controls and procedures and internal control over financial reporting.
Value Measures reviews financial performance on the four keymeasures that assess or most directly influence shareholder return.

33	Total Shareholder Return
34	Earnings per Share Growth	69	Critical Accounting Estimates
35	Return on Equity	71	Changes in Accounting Policies in 2008
35	Net Economic Profit Growth	71	Future Changes in Accounting Policies
		72	Disclosure Controls and Procedures and Internal Control over Financial Reporting
36	2008 Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes a summary of notable items affectingresults and the impacts of business acquisitions and sales andchanges in foreign exchange rates.
		72	Pre-Approval of Shareholders’ Auditors’ Services and Fees

		73	Enterprise-Wide Risk Management outlines our approach tomanaging the key financial risks and other related risks we face.

		85	Non-GAAP Measures includes explanations of non-GAAP measuresand their reconciliation to their GAAP counterparts.

		85	Review of Fourth Quarter Performance, Quarterly Earnings Trendsand 2007 Financial Performance Review provide commentary onresults for relevant periods other than fiscal 2008.

		90	Supplemental Information presents many useful financial tablesand provides more historical detail.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A, audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders & Proxy Circular, are available on our web site at www.bmo.com, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov. BMO’s President and Chief Executive Officer and Interim Chief Financial Officer each certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements and MD&A and Annual Information Form, and the effectiveness of BMO’s disclosure controls and procedures and internal control over financial reporting.

BMO Financial Group 191st Annual Report 2008 | 25

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Performance and Condition at a Glance

Our Performance (Note 1)	Peer Group Performance

Total Shareholder Return (TSR)	Five-Year TSR (%)
•     BMO shareholders have earned an average annual return of 0.9% over the past five years.
•     The one-year TSR in 2008 was –27.9%, reflecting the difficult economic and market conditions. BMO's one-year return was slightly better than the comparable indices.

•      The Canadian peer group average annual five-year TSR was 6.4%.
•      The one-year TSR in 2008 of –22.7% reflected economic and market conditions.
•      The North American peer group average annual five-year TSR of 3.0% and one-year TSR of –28.4% were lower than the Canadian average as the major U.S. banks were more severely affected by the difficult capital markets environment.

Further details are provided on page 33.

Earnings per Share (EPS) Growth	EPS Growth (%)
•     EPS fell 8.5% to $3.76 in 2008.
•     The net impact of notable items (see page 36) reduced EPS by $1.16 in 2008 and $1.55 in 2007.
•     Personal and Commercial Banking Canada earned higher revenue in 2008 and its net income rose in each quarter of the year.
•     Private Client Group net income matched the record results of a year ago.

•     The Canadian peer group average EPS decreased 41% in 2008 as all banks were affected by notable items this year and last.
•      EPS growth for the North American peer group was
–127%, reflecting the more difficult market environment for the U.S. banks.

Further details are provided on page 34. Graph not to scale.

Return on Equity (ROE)	ROE (%)
•     ROE was 13.0% in a difficult year, reflecting BMO’s relative strength and stability among global financial institutions, as the industry felt the effects of higher credit losses and difficulties in credit and capital markets.
•     ROE of 13% or better has been achieved for 19 consecutive years, distinguishing BMO as the only bank in its North American peer group with this level of earnings consistency.

•     The Canadian peer group average ROE of 11.6% reflected lower returns.
•     ROE for the North American peer group was –3.9%, with every bank recording lower returns this year and five of the 15 banks recording negative returns.

Further details are provided on page 35.

Net Economic Profit (NEP) Growth	NEP Growth (%)
•     NEP, a measure of added economic value, fell to $405 million from $603 million in the prior year.
•     The decrease was driven by higher credit losses.
•     NEP remained positive in the difficult economic environment, supported by strong earnings in P&C Canada, stable earnings in Private Client Group and improved results in BMO Capital Markets.

•     The Canadian peer group average NEP growth was
–80% as NEP decreased for five of the six banks, reflecting the overall EPS decline for the group.
•     NEP growth for the North American peer group was
–358%, with every bank recording a decrease.

Further details are provided on page 35. Graph not to scale.

Revenue Growth	Revenue Growth (%)
• Revenue increased $856 million or 9.2% in 2008 to a record $10,205 million. • There was growth in each operating group.
•     Revenue growth for the Canadian peer group averaged –10.8%.
•     Retail banking in Canada and the United States contributed good positive growth but revenues were reduced by a decline in wholesale banking revenue.
•     Revenue growth for the North American peer group was –13.4%.

Further details are provided on page 38. Graph not to scale.

Productivity Ratio (Expense-to-Revenue Ratio)	Productivity Ratio (%)
• The productivity ratio was 67.6% and improved 300 basis points from 2007. Similarly, the cash productivity ratio also improved 300 basis points, to 67.1%.
•     The Canadian peer group average productivity ratio was 71.4%, a deterioration of 870 basis points from 62.7% last year, with four banks deteriorating and two improving.
•     The cash productivity ratio for the peer group deteriorated by 830 basis points to 70.1%.
•     The average productivity ratio for the North American peer group was 79.9%, a deterioration of more than 22 percentage points.

Further details are provided on page 42.

Note 1. Results stated on a cash basis as well as NEP are non-GAAP measures. Please see page 85 for a discussion of the use of non-GAAP measures.
Certain BMO and peer group prior year data has been restated to conform with the current year’s basis of presentation.

Results are as at or for the years ended October 31 for Canadian banks and as at or for the years ended September 30 for U.S. banks, as appropriate.

26 | BMO Financial Group 191st Annual Report 2008

Our Performance (Note 1)	Peer Group Performance

Credit Losses	Provision for Credit Losses as a % of Average Net Loans and Acceptances
•     The provision for credit losses (PCL) was $1,330 million, comprised of $1,070 million of specific provisions and a $260 million increase in the general allowance.
•     PCL as a percentage of average net loans and acceptances was 60 basis points, reflecting higher provisions for credit losses at this point in the credit cycle.

•     The Canadian peer group average PCL represented 41 basis points of average net loans and acceptances, up from 23 basis points in 2007.
•     The North American peer group average PCL of 220 basis points was up from 75 basis points last year as the U.S. banks were more affected by deterioration in the real estate market and the broader economy.

Further details are provided on pages 41 and 76. Graph not to scale.

Impaired Loans	Gross Impaired Loans and Acceptances as a % of Equity and Allowances for Credit Losses
•     Gross impaired loans and acceptances (GIL) were $2,387 million, up from $720 million in 2007, and represented 11.3% of equity and allowances for credit losses, compared with 4.1% a year ago.
•     The global economy slowed significantly in 2008. Formations of new impaired loans and acceptances, a key driver of provisions for credit losses, were $2,506 million, up from $588 million in 2007, primarily reflecting exposures to the manufacturing, oil and gas and U.S. residential and commercial real estate sectors.

•     GIL for the Canadian peer group were 102% higher than last year and represented 7.5% of equity and allowances for credit losses, up from 4.5% last year.
•     For the North American peer group, GIL were 179% higher and represented 8.6% of equity and allowances for credit losses, up from 3.5% last year.

Further details are provided on pages 41 and 76.

Cash and Securities-to-Total Assets	Cash and Securities-to-Total Assets (%)
•     The cash and securities-to-total assets ratio remained strong at 29.1%, down from 33.1% in 2007 but remaining at its second-highest level in five years.
•     Our liquidity position remains sound and is supported by our large base of customer deposits and our strong capital position.

•     The cash and securities-to-total assets ratio for the Canadian peer group of 27.8% was down from 31.7% in 2007. Total assets, driven by organic lending growth and acquisitions, grew faster than cash and securities as trading activity slowed.
•     The North American peer group average ratio was 29.0% in 2008, down from 31.5% last year.

Further details are provided on page 81.

Capital Adequacy	Capital Adequacy
•     The Tier 1 Capital Ratio was strong at 9.77%, well above our minimum target of 8.0%.
•     The Total Capital Ratio was 12.17%.
•     A new framework, Basel II, was adopted in 2008. Basel II and Basel I methodologies are not comparable.
•     BMO has $3.4 billion of excess capital relative to our targeted minimum Tier 1 Capital Ratio.
• The Canadian peer group average Tier 1 Capital Ratio was 9.44% in 2008 under Basel II rules. • The basis for computing capital adequacy ratios is not comparable in Canada and the United States.

Further details are provided on pages 60 to 62.

Credit Rating
• BMO’s credit ratings, as assessed by the four major ratings agencies listed below, were unchanged in 2008 with a stable outlook. All four ratings are considered high-grade and high quality.
•     The Canadian peer group median credit ratings were unchanged in 2008 with no change in the ratings of any of the individual Canadian banks. Each of the average Canadian peer group ratings is considered high-grade and high quality.
•     The North American peer group median credit ratings were also unchanged, although there was some change in the ratings of certain of our U.S. peers. The Canadian peer group ratings are as at October 31, 2008 and the U.S. peer group ratings are as at September 30, 2008.

Further details are provided on page 82.

The Canadian peer group averages are based on the performance of Canada’s six largest banks: BMO Financial Group, Canadian Imperial Bank of Commerce, National Bank of Canada, RBC Financial Group, Scotiabank and TD Bank Financial Group. The North American peer group averages are based on the performance of North America’s largest banks, consisting of 15 of the largest banks in North America. It includes the Canadian peer group, except National Bank of Canada, as well as Bank of America Corporation, Citigroup Inc., J.P. Morgan Chase & Co., KeyCorp, National City Corporation, The PNC Financial Services Group Inc., SunTrust Banks Inc., U.S. Bancorp, Wachovia Corporation, and Wells Fargo & Company. Due to recent market developments, the U.S. Banks included in our North American peer group are expected to change in 2009.

BMO Financial Group 191st Annual Report 2008 | 27

MANAGEMENT’S DISCUSSION AND ANALYSIS
Who We Are
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $416 billion and more than 37,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. We serve clients across Canada through our Canadian retail arm, BMO Bank of Montreal, and through our wealth management businesses, BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides banking and investment services. BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.
Our Financial Objectives
BMO’s overall governing objective and medium-term financial objectives for selected important performance measures are set out in the adjacent chart. Although our success in achieving our governing objective of delivering top-quartile total shareholder return is dependent on the relative performance of our peer groups, we believe that we will deliver top-quartile total shareholder return by meeting our medium-term financial objectives of increasing earnings per share (EPS) by an average of 10% per year over time, by earning an average annual return on equity (ROE) of 17% to 20% over time, and by maintaining strong regulatory capital ratios. Our operating philosophy is to increase revenues at rates higher than general economic growth rates, while limiting expense growth to achieve average annual cash operating leverage (defined as the difference between the revenue and cash-based expense growth rates) of at least two percentage points over time. In light of our outlook for economic and market conditions, we have adjusted our medium-term targets as they relate to ROE. In managing our operations, we balance current profitability with the need to invest for future growth.
          In 2008, we achieved one of our five annual financial targets, as our Tier 1 Capital Ratio was higher than 8%. We did not achieve our other financial targets (growing EPS by 10% to 15% from a base of $5.24; achieving ROE of 18% to 20%; a specific provision for credit losses of $475 million or less; and cash operating leverage of at least two percentage points) as conditions in credit markets and capital markets were more difficult than we anticipated when the targets were established.
          BMO has a rigorous business planning process that considers many potential economic scenarios. There is clear and direct accountability for performance against internal benchmarks and progress against strategic priorities which is aligned with our medium-term objectives. However, the weak economic environment, as well as difficult credit and capital market conditions, create added uncertainty in the estimation of future financial performance. Therefore, we are not disclosing annual financial targets for 2009.

Our Vision To be the bank that defines great customer experience.

Our Governing Objective To maximize the total return to BMO shareholders and generate, over time, top-quartile total shareholder return relative to our Canadian and North American peer groups.

Our Medium-Term Financial Objectives
Over time, increase EPS by an average of 10% per year, earn average annual ROE of between 17% and 20%, achieve average annual cash operating leverage of at least two percentage points, and maintain a strong regulatory capital position.

Why Invest in BMO?

BMO represents an attractive investment opportunity.
•	Consistent and focused North American growth strategy with a strong Canadian retail platform and an established franchise in the U.S. Midwest
•	Balanced and prudent approach to capital management
•	Strong senior debt ratings
•	Industry-leading targeted dividend payout ratio
•	Strong and disciplined credit risk management capabilities and processes

As at or for the periods ended October 31, 2008 (%)	1-year	5-year	10-year

Compound annual total shareholder return	(27.9)	0.9	6.7
Compound growth in annual EPS	(8.5)	1.8	5.1
Average annual ROE	13.0	17.0	16.1
Compound growth in annual dividends declared per share	3.3	15.9	13.3
Dividend yield at October 31, 2008	6.5	na	na
Price-to-earnings multiple	11.4	na	na
Market value/book value (per share)	1.34	na	na
Dividend payout ratio	74.0	49.9	45.2
Tier 1 Capital Ratio	9.77	na	na

na – not applicable

The section above, Our Financial Objectives, as well as Enterprise-Wide Strategy and Economic Developments, two sections that follow, contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 30 of this Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

28 | BMO Financial Group 191st Annual Report 2008

Enterprise-Wide Strategy
Vision
To be the bank that defines great customer experience.

Our Enterprise-Wide Strategy in Context
BMO’s strategies are built on three core elements of our business – customers, rapid pace of execution and sustained growth.

Our Perspective	Our Strategic Priorities and Progress in 2008

Competition in the Canadian personal banking market continues to intensify, from both traditional bank competitors and niche product and service providers. This increased competition underscores the strategic importance of a strong personal banking business operating through a focused sales and distribution network that can provide Canadians with a differentiated customer experience and the clarity they need to make their finances less complex.
Build a superior Canadian personal banking business to ensure that we can meet all of our customers’ financial needs:
•  Enhanced our branch network by opening 16 new branches in high-growth areas, redeveloping 19 branches and renovating 15 others. Grew personal loans by 18.7% year over year, and increased market share by 89 basis points.
•  Strengthened performance management by introducing integrated branch and individual employee performance scorecards across Canada, which resulted in improvements in our customer loyalty measure, the Net Promoter Score, in all divisions.

Commercial banking is attractive and growing, particularly in the small business segment of the market. A financial institution that provides a differentiated customer experience, an experienced sales force and leading credit and risk management can achieve a leadership position on both sides of the border.
Further strengthen our commercial banking businesses to continue to be a leading player everywhere we compete:
•  In Canada, commercial loan growth was 9.5% and national Net Promoter Score exceeded our target, driven by improvements in 90% of commercial districts.
•  In the United States, closed loans increased 62% year over year and client count grew by 6% in our commercial mid-market segment. We also took advantage of market disruptions to increase our business banking sales force.

As demographics and wealth distribution shift and demand for advisory services grows, wealth management provides a number of attractive opportunities for growth. A strong brand, a focus on customer experience, deep capabilities and a full range of offerings provide a unique opportunity to grow and outperform the market.
Grow our wealth management businesses, capturing an increasing share of this high-growth market:
•  Private Client Group earned $395 million, matching record 2007 results in a difficult market and increasing market share in most businesses.
•  Invested for growth in our sales forces and businesses, including an industry-leading financial planning tool and acquisitions that expand our asset management capabilities, such as our acquisition of Pyrford International plc and our recent announcement concerning our strategic investment in Virtus Investment Partners, Inc.

Delivering strong, stable returns in today’s capital markets requires a focus on core clients and areas of competitive advantage, supported by a strong risk management framework.	Drive strong returns and disciplined growth in our North American capital markets business:
•  Increased our focus on core clients by emphasizing our areas of strength in niche North American and global markets.
•  Continued to optimize our businesses to generate appropriate risk-adjusted returns.
•  Invested in businesses where we can be competitively differentiated, including the acquisition of Griffin, Kubik, Stephens & Thompson to double our U.S. municipal bonds capability.

Financial institutions in the United States with strong customer loyalty and financial fundamentals as well as a differentiated business model have an excellent base from which to capture profitable growth opportunities resulting from the structure of the U.S. financial services industry and recent market and industry events.
Improve our U.S. performance and expand our network to become the leading personal and commercial bank in the U.S. Midwest:
•  Further improved the customer experience and sales force productivity, raising our Net Promoter Score to meet our target while our competitors’ scores fell, and increasing referrals per sales representative 21% year over year.
•  Completed acquisitions of Ozaukee Bank and Merchants and Manufacturers Bancorporation, contributing to the 44% growth of our branch network over the past three years.

Great customer experience must be supported by efficient processes, effective technologies and leading risk management capabilities. Fundamentally committing to customers requires excellent performance management and strong, results-focused leadership.
Build a high-performing, customer-focused organization supported by a world-class foundation of productive technologies, efficient processes, disciplined performance management, and sound risk management and governance:
•  Aligned internal and external communications with BMO’s customer commitment, presenting our vision, values and brand positioning with greater clarity.
•  Strengthened our risk management capabilities, including enhanced risk transparency and reporting.

BMO Financial Group 191st Annual Report 2008 | 29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Report, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2009 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
     By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this Annual Report not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
     The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
     We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion below, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
     Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality and risk of default and losses on default of the underlying assets of the structured investment vehicles were material factors we considered when establishing our expectations regarding the structured investment vehicles discussed in this document, including the amount to be drawn under the BMO liquidity facilities, whether consolidation will be required and the expectation that the first-loss protection provided by the subordinate capital notes will exceed future losses. Key assumptions included that assets would continue to be sold with a view to reducing the size of the structured investment vehicles, under various asset price scenarios, and that the level of defaults and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding continuing difficult market conditions.
     Assumptions about the level of defaults and losses on defaults were material factors we considered when establishing our expectations of the future performance of the transactions that Apex Trust has entered into. Key assumptions included that the level of defaults and losses on defaults would be consistent with historical experience. Material factors that were taken into account when establishing our expectations of the future risk of credit losses in Apex Trust included industry diversification in the portfolio, initial credit quality by portfolio and the first-loss protection incorporated into the structure.
     Assumptions about the performance of the Canadian and U.S. economies in 2009 and how that will affect our businesses were material factors we considered when setting our strategic priorities and objectives, and our outlook for our businesses. Key assumptions included that the Canadian and U.S. economies will contract in the first half of 2009, and that interest rates and inflation will remain low. We also assumed that housing markets in Canada will weaken in 2009 and strengthen in the second half of the year in the United States. We assumed that capital markets will improve somewhat in the second half of 2009 and that the Canadian dollar will strengthen modestly relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

Factors That May Affect Future Results
As noted in the above Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, general and specific, which may cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these risks and uncertainties are discussed in this section.
General Economic and Market Conditions in the Countries in which We Conduct Business
We conduct business in Canada, the United States and other countries. Factors such as interest rates, foreign exchange rates, consumer spending, business investment, government spending, the health of capital markets, the rate of inflation and the threat of terrorism affect the business and economic environments in which we operate. Therefore, the amount of business we conduct in a specific geographic region and the local economic and business conditions may have an effect on our revenues and earnings. For example, a regional economic decline may result in an increase in credit losses, a decrease in loan growth and reduced capital markets activity.
Currency Rates
The Canadian dollar equivalents of our revenues and expenses denominated in currencies other than the Canadian dollar are subject to fluctuations in the value of the Canadian dollar relative to such currencies. Such fluctuations may affect our overall business and financial results. Our most significant exposure is to fluctuations in the value of the Canadian dollar relative to the U.S. dollar due to the size of our operations in the United States. Increases in the value of the Canadian dollar relative to the U.S. dollar have affected our results in prior years and the U.S. dollar was weaker, on average, in 2008 than in 2007. However, it strengthened appreciably in the fourth quarter of 2008. An appreciation of the Canadian dollar relative to the U.S. dollar would decrease the translated value of U.S.-dollar-denominated revenues, expenses and earnings. Refer to the Foreign Exchange section on page 37 and the discussion of Market Risk on pages 77 to 81 for a more complete discussion of our foreign exchange risk exposures.

30 | BMO Financial Group 191st Annual Report 2008

Monetary Policy
Bond and money market expectations about inflation and central bank monetary policy have an impact on the level of interest rates. Changes in market expectations and monetary policy are difficult to anticipate and predict. Fluctuations in interest rates that result from these changes can have an impact on our earnings. Refer to the discussion of Market Risk on pages 77 to 79 for a more complete discussion of our interest rate risk exposures.
Level of Competition
The level of competition among financial services companies is high. Furthermore, non-financial companies are increasingly offering services traditionally provided by banks. Customer loyalty and retention can be influenced by a number of factors, including service levels, prices for products or services, our reputation and the actions of our competitors. A deterioration in these factors or a loss of market share could adversely affect our earnings.
Changes in Laws and Regulations
Regulations are in place to protect our clients, investors and the public interest. Changes in laws and regulations, including how they are interpreted and enforced, could adversely affect our earnings by allowing more competition for our products and services and by increasing the costs of compliance. In addition, our failure to comply with laws and regulations could result in sanctions and financial penalties that could adversely affect our reputation and earnings.
Judicial or Regulatory Judgments and Legal
and Regulatory Proceedings
We take reasonable measures to ensure compliance with the laws and regulations of the jurisdictions in which we conduct business. However, there can be no assurance that we will always be in compliance or be deemed to be in compliance. As a result, it is possible that we could receive a judicial or regulatory judgment or decision which results in fines, damages or other costs that would have a negative impact on earnings and damage our reputation. We are also subject to litigation arising in the ordinary course of our business. The unfavourable resolution of any litigation could have a material adverse effect on our financial results. Damage to our reputation could also result, harming our future business prospects. Information about legal and regulatory matters we currently face is provided in Note 29 on page 146 of the financial statements.
Accuracy and Completeness of Customer
and Counterparty Information
When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided by or on behalf of those customers and counterparties, including audited financial statements and other financial information. We also may rely on representations made by customers and counterparties that the information they provide is accurate and complete. Our financial results could be adversely affected if the financial statements or other financial information provided by customers and counterparties is materially misleading.
Execution of Strategic Plans
Our financial performance is influenced by our ability to execute strategic plans developed by management. If these strategic plans do not meet with success or if there is a change in these strategic plans, our earnings could grow at a slower pace or decline.
Acquisitions
We perform thorough due diligence before completing an acquisition. However, it is possible that we might make an acquisition that does not subsequently perform in line with our financial or strategic objectives. Changes in the competitive and economic environment as well as other factors may lower revenues, while higher than anticipated integration costs and failure to realize expected cost savings could also adversely affect our earnings after an acquisition. Our post-acquisition performance is also contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.
Critical Accounting Estimates
We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). The application of GAAP requires that management make significant judgments and estimates that can affect when certain assets, liabilities, revenues and expenses are recorded in our financial statements and their recorded values. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change or new information may become available. Our financial results would be affected in the period in which any new circumstances or information became apparent, and the amount of the impact could be significant. More information is included in the discussion of Critical Accounting Estimates on page 69.
Operational and Infrastructure Risks
We are exposed to many types of operational risks that affect all large corporations. Such risks include the risk of fraud by employees or others, unauthorized transactions by employees, and operational or human error. We also face the risk that computer or telecommunications systems could fail, despite our efforts to maintain these systems in good working order. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and successfully rectified. Shortcomings or failures of our internal processes, employees or systems, including any of our financial, accounting or other data processing systems, could lead to financial loss and damage to our reputation. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our operations and the communities in which we do business.
Other Factors
Other factors beyond our control that may affect our future results are noted in the Caution Regarding Forward-Looking Statements on page 30. Additional risks, including credit and counterparty, market, liquidity and funding, operational, business, model, strategic, reputation and environmental risks, are discussed in the Enterprise-Wide Risk Management section starting on page 73.
          We caution that the preceding discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to BMO, investors and others should carefully consider these factors, as well as other uncertainties, potential events and industry and company-specific factors that may adversely affect future results. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

BMO Financial Group 191st Annual Report 2008 | 31

MANAGEMENT’S DISCUSSION AND ANALYSIS
Economic Developments
Canadian and U.S. Economic and Financial Services Developments in 2008
The Canadian economy grew at a modest pace in 2008, as exports continued to decline in response to weak U.S. demand. Growth in consumer spending moderated from last year’s rapid pace, as employment growth and confidence weakened. Business investment also slowed in response to persistent uncertainty about the impact of the global credit crisis on the economy. Housing sales declined from last year’s record levels, reflecting reduced affordability. The softer economy led to some slowing in residential mortgages and business and personal credit in the second half of the year, although growth remained relatively brisk. Rising commodity prices in the first half of the year lifted inflation to the highest level in five years; however, most prices continue to rise modestly and in some cases, such as motor vehicles, are falling. The Bank of Canada reduced overnight lending rates 225 basis points in the fiscal year to address the economic slowdown, the recent downturn in commodity prices and credit concerns in the market.
          The U.S. economy grew modestly in the first half of 2008 and likely contracted in the second half, despite aggressive monetary and fiscal stimulus and strong export gains. The worsening credit market environment and housing slump, coupled with record-high energy costs, significantly affected consumers and businesses. Interbank lending spreads widened to all-time highs in early October amid the government-assisted recapitalization and consolidation of a number of banks and Wall Street brokers, severely curtailing the availability of credit and raising borrowing costs for businesses and consumers. While the downward trend in housing sales appears to have stabilized, the large number of unsold homes continues to weigh on prices. Growth in residential mortgages and personal and business loans slowed in 2008. The Federal Reserve aggressively reduced interest rates and expanded its liquidity provisions to support bank lending and the economy.
Economic and Financial Services Outlook for 2009
The Canadian economy is expected to contract moderately in the first half of 2009 as exports decline further, before recovering modestly in the second half of the year in response to low interest rates and recent weakness in the currency. The unemployment rate is expected to climb more than one percentage point by late 2009 to above 7%, still a historically low level. Consumer and business spending will likely remain soft, further moderating credit growth. Housing activity is expected to continue to decline, dampening demand for residential mortgages. The Bank of Canada is expected to reduce interest rates further as inflation falls. The Canadian dollar is expected to strengthen modestly relative to the U.S. dollar in the second half of the year, supported by steadier commodity prices.
          The U.S. economy is expected to continue contracting in the first half of 2009, before improving slightly as the housing market stabilizes and credit conditions ease. Personal and business credit and residential mortgage demand will likely remain weak, at least in the first half of the year. U.S. unemployment has climbed steadily in the past year and is expected to rise about two percentage points to 9% in 2009, well above Canada’s rate. The Federal Reserve may continue to reduce interest rates to support the economy. Weakness in capital markets is expected to extend into early 2009, with some improvement expected in the second half of the year as the economy recovers and housing prices stabilize.

32 | BMO Financial Group 191st Annual Report 2008

Value Measures

Highlights

•   Total shareholder return (TSR) – Lower equity valuations have reduced the average annual return to 0.9% over the past five years. Our one-year TSR in 2008 was -27.9%, slightly better than comparable indices.
•    Earnings per share (EPS) growth – EPS fell 9% from 2007 in difficult market conditions, due primarily to higher credit losses.
•    Net income was $2.0 billion, with P&C Canada and Private Client Group earning very solid net income. BMO Capital Markets results were up sharply from a year ago. Results were impacted by higher provisions for credit losses at this point in the credit cycle and by weaker capital markets.

•   Return on equity (ROE) – BMO’s ROE was 13.0%, reflecting the core strengths and benefits our diversified businesses provide in difficult market conditions. BMO has earned ROE of 13% or more for 19 consecutive years, distinguishing BMO as the only bank in its North American peer group with this level of earnings consistency, the value of which was especially apparent in 2008.
•   The quarterly dividend declared per common share remained the same in 2008 but total dividends paid in 2008 of $2.80 per share increased 6.5% over the 2007 total. Dividends paid have increased at an average annual rate of 16.8% over the past five years.

Total Shareholder Return
BMO’s governing objective is to maximize the total return to our shareholders and generate, over time, top-quartile total shareholder return (TSR) relative to our Canadian and North American peer groups.
          The five-year average annual TSR is a key measure of shareholder value and is the most important of our financial performance and condition measures, since it assesses our success in achieving our governing objective of maximizing return to shareholders. Over the past five years, shareholders have earned an average annual TSR of 0.9% on their investment in BMO common shares. This return was lower than the 7.0% average annual return for the S&P/TSX Composite Total Return Index and the 1.8% return for the S&P/TSX Financial Services Total Return Index, but higher than the 0.3% return for the S&P 500 Total Return Index. The table below summarizes dividends paid on BMO common shares over the past five years and the appreciation in BMO’s share price. An investment of $1,000 in Bank of Montreal common shares made at the beginning of fiscal 2004 would have been worth $1,048 at October 31, 2008, assuming reinvestment of dividends, for a total return of 4.8%. Dividends paid over the five-year period have increased at an average annual compound rate of 16.8%. Dividends paid were $0.70 per common share in each quarter of 2008 and increased 6.5% from 2007 to $2.80 per share in 2008, following a 23% increase in 2007.
          The average annual TSR of 0.9% for the most recent five-year period decreased from the 14.2% average annual return for the five years ended October 31, 2007. The averages are affected by the one-year TSRs included in the calculations.
          Page 26 provides further comment on total shareholder return and includes peer group comparisons.
The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Five-Year Average Annual	One-Year Total
Total Shareholder Return (%)	Shareholder Return (%)

Average annual returns have been affected by results in 2008.	Equity markets were weak in 2008; BMO’s returns were slightly better than the comparable indices.

Total Shareholder Return

						Five-year
For the year ended October 31	2008	2007	2006	2005	2004	CAGR	(1)

Closing market price per common share ($)	43.02	63.00	69.45	57.81	57.55	(2.7)
Dividends paid ($ per share)	2.80	2.63	2.13	1.80	1.50	16.8
Dividends paid (%) (2)	4.4	3.8	3.7	3.1	3.0
Increase (decrease) in share price (%)	(31.7)	(9.3)	20.1	0.5	16.7
Total annual shareholder return (%)	(27.9)	(5.8)	24.1	3.7	20.0

     Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
     (1) Compound annual growth rate (CAGR) %.
     (2) As a percentage of the closing market price in the prior year.
BMO Financial Group 191st Annual Report 2008 | 33

MANAGEMENT’S DISCUSSION AND ANALYSIS
Earnings per Share Growth
The year-over-year percentage change in earnings per share (EPS) is our key measure for analyzing earnings growth. All references to EPS are to diluted EPS, unless indicated otherwise.
          EPS was $3.76, down $0.35 or 9% from $4.11 in 2007. Certain notable items affected results in 2008 and 2007, reducing EPS by $1.16 in 2008 and $1.55 in 2007. Our annual target for 2008 was to grow EPS by 10% to 15% from a base of $5.24, a base that excluded the impact in 2007 of changes in the general allowance for credit losses, restructuring charges and charges related to the deterioration in the capital markets environment. When our target was established in 2007, we did not anticipate the magnitude of the difficulties that have emerged in credit and capital markets, the extent and duration of the weakness in U.S. housing markets and the weakness in North American and global economies. We recorded elevated provisions for credit losses in 2008 as well as charges for the notable items, and fell short of our target as a result. As explained in the Our Financial Objectives section on page 28, the difficult credit and capital markets conditions create added uncertainty in the estimation of future financial performance and, as a result, we have chosen not to provide annual financial targets for 2009.
          Our five-year compound average annual EPS growth rate was 1.8%, below our medium-term objective of 10% because of low earnings in 2008 related to the impact of the difficult credit and capital markets conditions.
          The notable items that reduced net income by $585 million or $1.16 per share in 2008 were:
•	charges for certain trading activities and valuation adjustments related to the deterioration in capital markets of $625 million ($419 million after tax and $0.83 per share) recorded primarily in BMO Capital Markets; and

•	an increase in the general allowance for credit losses of $260 million ($166 million after tax and $0.33 per share) recorded in Corporate Services.
In 2007, the four notable items that reduced net income by $787 million or $1.55 per share were:
•	losses in our commodities trading business of $853 million ($440 million after tax and associated performance-based compensation, and $0.86 per share) recorded in BMO Capital Markets;

•	charges for certain trading activities and valuation adjustments related to the deterioration in capital markets of $318 million ($211 million after tax and $0.42 per share), also recorded in BMO Capital Markets;

•	restructuring charges of $159 million ($103 million after tax and $0.20 per share) recorded in Corporate Services; and

•	an increase in the general allowance for credit losses of $50 million ($33 million after tax and $0.07 per share) recorded in Corporate Services.
Notable items are detailed on page 36.
          Net income was $1,978 million in 2008, down $153 million or 7% from $2,131 million a year ago. As explained above, net income was reduced in both 2008 and 2007 by certain notable items and in 2008 by higher provisions for credit losses. BMO earned record net income in each of the four years leading up to 2006. Specific provisions for credit losses increased $767 million ($516 million after tax) and were the primary factor in the reduction of net income relative to a year ago. The impact of the notable items on net income in 2008 totalled $202 million after tax less than in 2007. Revenues in 2008 increased $856 million or 9% to a record $10,205 million, notwithstanding the capital markets charges and the weaker business environment. A reduction in the impact of notable items accounted for $546 million or 6 percentage points of revenue growth. The remaining increase was primarily attributable to business growth. Non-interest expense increased $293 million or 4%.

Earnings per share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 26 on page 143 of the financial statements.

EPS ($)	EPS Annual Growth (%)

EPS declined due to higher credit losses.	EPS was down 9% in a more difficult market environment.

          In Personal and Commercial Banking, results in 2008 marked a fourth consecutive year of solid net income. Earnings in Private Client Group matched those of 2007, which marked three consecutive years of record results. BMO Capital Markets net income was sharply higher than in 2007 in large part due to reduced charges in the year, but remained well below the levels of 2006, which marked a second consecutive year of record net income. Corporate Services net income was significantly lower than in 2007 due to higher provisions for credit losses charged to the group under BMO’s expected loss provisioning methodology.
          Personal and Commercial Banking (P&C) net income rose $33 million or 2% from a year ago to $1,416 million. The P&C group combines our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). P&C Canada net income rose by $53 million or 4% to $1,320 million. The improvement was attributable to volume-driven revenue growth, as revenues and expenses increased at comparable rates. P&C Canada results are discussed in the operating group review on page 46. P&C U.S. net income decreased $20 million or 17% to $96 million, and $12 million or 11% to $95 million on a U.S. dollar basis. Volumes and revenues were up appreciably but costs increased at a higher rate due to increased integration and other costs, including the impact of managing in the difficult credit environment. P&C U.S. results are discussed in the operating group review on page 49.
          Private Client Group (PCG) net income was unchanged from $395 million a year ago, having been affected by a $19 million after-tax charge for supporting U.S. clients in the difficult capital markets environment. Otherwise, results were up from last year’s record performance largely due to higher deposit balances. PCG results are discussed in the operating group review on page 54. BMO Capital Markets (BMO CM) net income increased $275 million or 66% to $692 million. The improvement was attributable to lower charges in 2008, recoveries of prior-year income taxes and improved income from interest-rate-sensitive businesses and trading businesses. Merger and acquisition fees and underwriting activities decreased. BMO CM results are discussed in the operating group review on page 57.
          Corporate Services net loss increased $461 million to $525 million due to higher provisions for credit losses, largely recorded in Corporate Services under BMO’s expected loss provisioning methodology, which is explained in the operating group review on page 58.

34 | BMO Financial Group 191st Annual Report 2008

          Revenue increased $856 million or 9% to $10,205 million; as noted above, approximately one-third of the increase related to business growth and the remainder to a reduction in the impact of notable items. Business acquisitions added $76 million to revenue growth, while the weaker U.S. dollar reduced revenue growth by $63 million, as explained on page 37. P&C Canada revenue increased 6% largely due to volume growth. Excluding the impact of certain unusual items in 2007, discussed on page 48, revenue grew 5%. P&C U.S. revenue grew 15% on a U.S. dollar basis, largely due to acquisitions, loan growth and a gain on Visa Inc.’s initial public offering, partially offset by reductions in net interest margins.
          PCG revenue increased $15 million or 1%, as growth was lowered 1 percentage point by the charges outlined above.
BMO CM revenue increased $443 million or 23%, rising $577 million because of lower charges. There was growth in revenues from interest-rate-sensitive businesses and trading activities. BMO’s total revenue growth is discussed further on page 38.
          Provisions for credit losses totalled $1,330 million, consisting of $1,070 million of specific provisions and a $260 million increase in the general allowance for credit losses. In 2007, provisions for credit losses totalled $353 million, consisting of $303 million of specific provisions and a $50 million increase in the general allowance. The provision for credit losses is discussed further on page 41.
          Non-interest expense increased $293 million or 4% to $6,894 million. Non-interest expense is discussed further on page 42.

Return on Equity
Return on equity (ROE) is another key value measure. BMO has generated an ROE of 13% or better in each of the past 19 years, the only bank in its North American peer group to have done so. The value of such earnings consistency is readily apparent in the context of the large losses reported by our peers and other large financial institutions in North America and globally. We achieved an ROE of 13.0% in 2008, down from 14.4% in 2007. This reduction in the return was attributable to the $153 million decrease in net income. We achieved this 13.0% return in spite of higher credit losses and weakness in credit and capital markets. The 13.0% return was below our annual target of 18% to 20%. Our medium-term objective commencing in 2009 is to achieve an average annual ROE of 17% to 20%, over time. Table 3 on page 91 includes ROE statistics for the past 10 years. Page 26 provides further comment on ROE and includes peer group comparisons.

ROE (%)	Return on common shareholders’ equity (ROE)
is calculated as net income, less preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.
ROE was 13% in 2008 despite charges related to the capital markets environment and higher provisions for credit losses.

Net Economic Profit Growth
The last of our four key value measures is net economic profit (NEP) growth. NEP was $405 million, down from $603 million in the prior year. The decrease was primarily the result of reduced earnings due in large part to higher credit losses, as well as a modest increase in shareholders’ equity. NEP remained positive even in the difficult credit and capital markets conditions as we earned more than our cost of capital. Page 26 provides further comment on NEP growth and includes peer group comparisons.

NEP ($ millions)	Net economic profit (NEP) represents cash net income available to common shareholders, less a charge for capital. NEP is an effective measure of economic value added. NEP is a non-GAAP measure. See page 85.
NEP remained positive but decreased due to lower earnings.

Net Economic Profit ($ millions, except as noted)

	For the year ended October 31	2008	2007	2006	2005	2004

	Net income available to common shareholders	1,905	2,088	2,633	2,366	2,264
	After-tax impact of the amortization of intangible assets	35	38	36	74	78

	Cash net income available to common shareholders	1,940	2,126	2,669	2,440	2,342
	Charge for capital*	(1,535)	(1,523)	(1,439)	(1,325)	(1,230)

	Net economic profit	405	603	1,230	1,115	1,112

	Net economic profit growth (%)	(33)	(51)	10	—	58

*	Charge for capital
	Average common shareholders’ equity	14,612	14,506	13,703	12,577	11,696
	Cost of capital (%)	10.5	10.5	10.5	10.5	10.5

	Charge for capital	(1,535)	(1,523)	(1,439)	(1,325)	(1,230)

BMO Financial Group 191st Annual Report 2008 | 35

MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 Financial Performance Review
This section provides a review of our enterprise financial performance for 2008 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 104. A review of our operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2007 is outlined on page 89.

Highlights

•   Revenue increased $856 million or 9.2% in 2008 to a record $10.2 billion despite difficult capital markets conditions.
•   Revenue growth in P&C Canada was primarily attributable to volume growth across its three lines of business. P&C U.S. revenue growth was attributable to acquisitions, a gain on Visa’s initial public offering and improved core revenues. Private Client Group revenues increased despite difficult market conditions, certain charges and the weaker U.S. dollar. BMO Capital Markets revenues were up significantly due to strength in interest-rate-sensitive businesses in 2008 and commodities losses in 2007.

•   The provision for credit losses increased to $1,330 million from $353 million in 2007. Specific provisions were up $767 million to $1,070 million and there was a $260 million increase in the general allowance, compared with a $50 million increase a year ago. Credit market conditions were much weaker in 2008.
•   Non-interest expense increased 4.4% in 2008, growing at slightly less than half the rate of revenue growth. Expenses reflected the addition of front-line staff and business initiatives.
•   The effective income tax rate was a recovery of 3.6%, compared with 7.9% in 2007. The reduced rate was due to a relatively higher proportion of income from lower-tax-rate jurisdictions and recoveries of prior-year income taxes.

Notable Items
We have designated certain charges as notable items to assist in discussing their impact on our financial results. These items reduced net income by $585 million in 2008 and $787 million in 2007, as set out in the adjacent table.
          In 2008, revenue was reduced by charges of $625 million related to difficulties in the capital markets environment. These charges reduced trading non-interest revenues by $212 million, securities gains by $347 million and other income by $66 million. In 2007, revenue was reduced by $318 million of such charges and by losses of $853 million recorded in our commodities trading business. The charges in 2007 reduced trading revenue by $1,156 million and securities gains by $15 million.
          Charges in 2008 included: $230 million ($80 million in 2007) in respect of BMO’s investment in notes issued by Apex Trust, a Canadian credit protection vehicle, and a related total return swap (see page 65); $158 million ($nil in 2007) in respect of exiting positions related to monoline insurer ACA Financial Guarantee Corporation in the first quarter of 2008; $70 million ($54 million in 2007) related to third-party Canadian asset-backed commercial paper (see page 64); $57 million ($15 million in 2007) for capital notes in the Links Finance Corporation and Parkland Finance Corporation structured investment vehicles (see page 65); and $110 million ($169 million in 2007) in respect of certain other trading activities and valuation adjustments, including $29 million for other-than-temporary impairment in respect of securities transferred from the trading to the available-for-sale portfolio. This transfer is explained more fully in the Trading-Related Revenues section on page 40. Further details on the effects of notable items can be found on page 34.
Notable Items

($ millions)	2008	2007	2006

Charges related to deterioration in capital markets environment	625	318	—
Related income taxes	206	107	—

Net impact of charges related to deterioration in capital markets environment (a)	419	211	—

Commodities losses (1)	—	853	—
Performance-based compensation	—	(120)	—
Related income taxes	—	293	—

Net impact of commodities losses (b)	—	440	—

Increase (decrease) in general allowance	260	50	(35)
Related income taxes	94	17	(12)

Net impact of increase (decrease) in general allowance (c)	166	33	(23)

Restructuring charge (1)	—	159	—
Related income taxes	—	56	—

Net impact of restructuring (d)	—	103	—

Total reduction (increase) in net income (a+b+c+d)	585	787	(23)

(1)	Further charges were recorded for commodities losses in 2008 but those losses were more modest at $18 million and as such have been excluded from notable items in 2008. For the same reason, a modest recovery of restructuring charges of $8 million in 2008 has also been excluded.

36 | BMO Financial Group 191st Annual Report 2008

Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, income taxes and provision for credit losses in 2008 and 2007 were lowered relative to the preceding year by the weakening of the U.S. dollar. The adjacent table indicates average Canadian/U.S. dollar exchange rates in 2008, 2007 and 2006 and the impact of lower average rates. At October 31, 2008, the Canadian dollar traded at $1.2045 per U.S. dollar, as the U.S. dollar strengthened appreciably in the fourth quarter, particularly in October.
          At the start of each quarter, BMO enters into hedging transactions that are designed to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. As a result, the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuations on earnings for the year. Hedging transactions resulted in an after-tax loss of $11 million in 2008 ($14 million gain in 2007).
          The gain or loss from hedging transactions in future periods will be determined by both future exchange rate fluctuations and the amount of the underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months. The effect of exchange rate fluctuations on our net investment in foreign operations is discussed in the Provision for Income Taxes section on page 43.
          BMO’s U.S.-dollar-denominated results are affected, favourably or unfavourably, by movements in the Canadian/U.S. dollar exchange rate. Rate movements affect future results measured in Canadian dollars and the impact on results is a function of the periods in which revenues, expenses and provisions for credit
Effects of the Weaker U.S. Dollar
on BMO’s Results

	2008 vs.	2007 vs.
($ millions, except as noted)	2007	2006

Canadian/U.S. dollar exchange rate (average)
2008	1.032
2007	1.093	1.093
2006		1.132

Reduced net interest income	(48)	(39)
Reduced non-interest revenue	(15)	(48)

Reduced revenues	(63)	(87)
Reduced expenses	93	57
Reduced provision for credit losses	28	9
Reduced (increased) income taxes	(6)	5

Increased (reduced) net income	52	(16)

losses arise. If future results are consistent with the range of the past three years, U.S.-dollar-denominated income before income taxes would range from a loss of US$900 million to income of US$700 million. On that basis, each one cent decrease in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to change net income before income taxes by between $9 million, at the lower end of the range, and – $7 million at the higher end. An increase of one cent would have the opposite effect.

Impact of Business Acquisitions and Sales
BMO Financial Group has selectively acquired a number of businesses in advancing our North American growth strategy. These acquisitions increase revenues and expenses, affecting year-over-year comparisons of operating results. The adjacent table outlines acquisitions by operating group and their impact on BMO’s revenues, expenses and net income for 2008 relative to 2007 and 2007 relative to 2006, to assist in analyzing changes in results.
          In respect of fiscal 2008 results relative to fiscal 2007, for the acquisitions completed in fiscal 2008, the incremental effects are the revenues and expenses of those businesses that are included in results for fiscal 2008. For the acquisition completed in fiscal 2007, the incremental effects on results for 2008 relate to the inclusion of 12 months of results in 2008 and a lesser number of months in 2007.
          In respect of fiscal 2007 results relative to fiscal 2006, for the acquisition completed in fiscal 2007, the incremental effects are the revenues and expenses of that business that are included in results for fiscal 2007. For the acquisitions completed in fiscal 2006, the incremental effects on results for 2007 relate to the inclusion of 12 months of results in 2007 and a lesser number of months in 2006.
Impact of Business Acquisitions on Year-over-Year Comparisons*
($ millions)

	Increase (decrease) in:

			Net	Cash net
Business acquired/sold	Revenue	Expense	income	income

Personal and Commercial Banking
Incremental effects on results for: 2008	51	46	(1)	3
2007	52	46	2	5
Merchants and Manufacturers Bancorporation, Inc.
Acquired February 2008 for $135 million
Ozaukee Bank
Acquired February 2008 for $180 million
First National Bank & Trust
Acquired January 2007 for $345 million
bcpbank Canada
Acquired December 2006 for $41 million
Villa Park Trust and Savings Bank
Acquired December 2005 for $76 million

Private Client Group
Incremental effects on results for: 2008	11	12	(1)	–
Pyrford International plc
Acquired December 2007 for $41 million

BMO Capital Markets
Incremental effects on results for: 2008	14	16	(1)	(1)
Griffin, Kubik, Stephens & Thompson, Inc.
Acquired May 2008 for $31 million

BMO Financial Group
Incremental effects on results for: 2008	76	74	(3)	2
2007	52	46	2	5
Purchases of businesses in 2008
for $387 million

* The impact excludes integration costs.

BMO Financial Group 191st Annual Report 2008 | 37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue
Revenue increased $856 million or 9% in 2008 to a record $10,205 million. Revenue was reduced by charges of $625 million related to the impact of the capital markets environment in 2008. In 2007, revenue was reduced by $1,171 million of notable items, consisting of charges of $853 million related to our commodities trading business and charges of $318 million for certain trading activities and valuation adjustments related to the deterioration in capital markets. The lower charges in 2008 accounted for $546 million of the revenue increase. There was solid revenue growth in each of the operating groups. The weaker U.S. dollar reduced overall revenue growth by $63 million or 0.7 percentage points, while the net impact of acquired businesses increased growth by $76 million or 0.8 percentage points.
          Effective in 2008, BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the financial statements rather than on a taxable equivalent basis (teb), consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. The teb adjustments for fiscal 2008 totalled $195 million, up from $180 million in 2007.
          P&C Canada revenue increased $293 million or 6%. The segment’s revenue growth was increased by $38 million or 0.8 percentage points by certain items that reduced its revenues in 2007. These included a $185 million adjustment to increase our liability for future redemptions related to our customer loyalty rewards program net of a $107 million gain on sale of MasterCard International Inc. (MasterCard) shares and $40 million of other items. There was good volume growth in the three lines of business. P&C U.S. revenue increased US$126 million or 15% as a result of acquisitions, a gain recognized on Visa’s initial public offering and core performance improvement. Private Client Group revenue increased $15 million or 1%, its growth having been reduced $31 million or 1% by notable items recorded in the fourth quarter of 2008. Growth was attributable to improved net interest income. BMO Capital Markets revenue increased $443 million or 23%, as charges for notable items fell $577 million from 2007. There was considerable growth in net interest income due to strong returns from interest-rate-sensitive businesses and trading revenues.
Net Interest Income
Net interest income for the year was $5,087 million, an increase of $244 million or 5% from 2007. The net effect of businesses acquired increased net interest income by $48 million, while the impact of the weaker U.S. dollar reduced net interest income by $47 million. All the operating groups achieved strong volume growth, and average earning assets increased $22 billion. The resulting growth in net interest income was partly offset by a reduction in Corporate Services due to higher net funding costs. BMO’s overall net interest margin was slightly lower in 2008 due to reduced earnings in Corporate Services. P&C Canada’s margin was relatively unchanged. The two main drivers of BMO’s overall net interest margin are the individual group margins and changes in the magnitude of each operating group’s assets.
Taxable equivalent basis (teb)
Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons.

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.
Net interest margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points.
Revenue ($ millions)

For the year ended October 31	2008	2007	2006	2005	2004

Net interest income	5,087	4,843	4,744	4,787	4,798
Year-over-year growth (%)	5.0	2.1	(0.9)	(0.2)	0.4
Non-interest revenue	5,118	4,506	5,241	5,052	4,551
Year-over-year growth (%)	13.6	(14.0)	3.8	11.0	7.8

Total revenue	10,205	9,349	9,985	9,839	9,349
Year-over-year growth (%)	9.2	(6.4)	1.5	5.3	3.9

Revenue and Annual Growth	Revenue by Country (%)

BMO earned record revenue despite difficult capital markets conditions.	U.S. revenues rebounded from commodities losses recorded in 2007.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin

	Net interest income (teb)				Average earning assets				Net interest margin
	($ millions)		Change		($ millions)		Change		(in basis points)
For the year ended October 31	2008	2007	$	%	2008	2007	$	%	2008	2007	Change

P&C Canada	3,236	3,066	170	6	121,381	115,147	6,234	5	267	266	1
P&C U.S.	748	730	18	3	24,913	21,658	3,255	15	300	337	(37)

Personal and Commercial Banking (P&C)	3,984	3,796	188	5	146,294	136,805	9,489	7	272	277	(5)
Private Client Group (PCG)	671	612	59	9	7,474	6,352	1,122	18	898	966	(68)
BMO Capital Markets (BMO CM)	1,179	974	205	21	176,080	162,309	13,771	8	67	60	7
Corporate Services, including Technology and Operations	(747)	(539)	(208)	(39)	(3,045)	(995)	(2,050)	(+100)	nm	nm	nm

Total BMO (1)	5,087	4,843	244	5	326,803	304,471	22,332	7	156	159	(3)

nm – not meaningful
(1) Total BMO net interest margin is stated on a GAAP basis. The operating groups net interest margins are stated on a teb basis.
38 | BMO Financial Group 191st Annual Report 2008

          In P&C Canada, there was a solid increase in net interest income. Volume growth remained strong for all major product categories except mortgages, where we had chosen in 2007 to exit mortgage broker channels. In P&C U.S., there was solid loan growth enhanced by acquisitions, but the contribution to total growth in net interest income was reduced by the weaker U.S. dollar. The net interest margin in Canada was up 1 basis point as higher volumes in more profitable products were offset by increased funding costs. In P&C U.S., the net interest margin was lower largely due to the 22 basis point impact of a transfer of a portfolio from Corporate Services, higher levels of non-performing loans and the highly competitive environment. The overall decline in net interest margin was mitigated by pricing actions in certain loan and deposit categories.
          Private Client Group net interest income increased strongly, primarily due to increased deposit balances in our brokerage businesses and term investment products. The group’s net interest margin is significantly higher than other groups, as the net interest margin calculation represents net interest income as a percentage of average earning assets. The group’s primary source of net interest income is term investment products, which are liabilities.
          BMO Capital Markets net interest income increased $205 million or 21%. Revenues from interest-rate-sensitive businesses were significantly higher and trading net interest income also increased, partially offset by lower corporate banking net interest income and increased funding costs. The group’s average earning assets increased $14 billion. Corporate banking assets increased during the year, primarily due to clients accessing undrawn commitments. Corporate banking revenues were lower as a result of higher funding costs and reduced cash collections from impaired loans, partially offset by increased revenues due to higher asset volumes. The group’s net interest margin was higher than in the previous year due to increased trading net interest income and higher spreads in interest-rate-sensitive businesses.
          Corporate Services net interest income decreased due to higher net funding costs. Its net interest income also fluctuates in response to activities related to certain balance sheet positions and BMO’s overall asset-liability position.
          Table 9 on page 94 and table 10 on page 95 provide further details on net interest income and net interest margin.
Non-Interest Revenue
Non-interest revenue, which comprises all revenues other than net interest income, was $5,118 million in 2008, an increase of $612 million or 14% from 2007. Lower charges in respect of notable items added $546 million or 12% to growth in 2008. The net impact of acquired businesses increased 2008 non-interest revenue by $29 million, while the impact of the weaker U.S. dollar reduced non-interest revenue by $15 million.
          Securities commissions and fees decreased $40 million or 3%. These fees consist largely of full-service and online brokerage commissions within Private Client Group, which account for about two-thirds of the balance, and institutional equity trading commissions within BMO Capital Markets. The decrease was due to reductions in equity market valuations and client trading volumes in full-service investing in Private Client Group, as well as competitive pricing pressures, partially offset by strong growth in transaction volumes in direct investing.
          Deposit and payment service charges increased $28 million or 4%, largely due to volume growth. Approximately $17 million of the growth was attributable to P&C Canada, two-thirds of which related to a one-time adjustment.
          Lending fees increased $23 million or 6%.
          Card fees increased $184 million to $291 million. The increase reflected the $185 million adjustment to P&C Canada’s customer loyalty rewards program liability recorded in 2007. Card fees also reflected higher activity levels and increased Moneris revenues, largely offset by reductions related to increased securitization activity.

Average Earning Assets and Net Interest Margin	Net Interest Income and Non-Interest Revenue ($ billions)

There was balanced asset growth across the operating groups, with a relatively stable net interest margin.	Non-interest revenue returned to earlier levels and net interest income increased.
Assets under Administration ($ billions)	Assets under Management ($ billions)

The U.S. dollar appreciated 27% relative to the Canadian dollar in 2008, driving growth in asset levels.	Asset levels were affected by weakness in equity markets.
* Reflects the sale of Harrisdirect in 2005.
Non-Interest Revenue ($ millions)

				Change from 2007
For the year ended October 31	2008	2007	2006	$	%

Securities commissions and fees	1,105	1,145	1,051	(40)	(3)
Deposit and payment service charges	756	728	729	28	4
Trading revenues	546	(487)	718	1,033	+100
Lending fees	429	406	337	23	6
Card fees	291	107	396	184	+100
Investment management and custodial fees	339	322	298	17	5
Mutual fund revenues	589	576	499	13	2
Securitization revenues	513	296	100	217	73
Underwriting and advisory fees	353	528	407	(175)	(33)
Securities gains (losses)	(315)	246	145	(561)	(+100)
Foreign exchange, other than trading	80	132	102	(52)	(39)
Insurance income	222	230	204	(8)	(3)
Other	210	277	255	(67)	(24)

Total	5,118	4,506	5,241	612	14

          Investment management and custodial fees increased $17 million or 5%, primarily due to higher investment and trust revenue in North American Private Banking. Growth was reduced by the weaker U.S. dollar.
          Mutual fund revenues increased $13 million or 2%, after having increased 14% to 16% annually in each of the past three years. The increase was attributable to a switch to a fixed administration fee that had the effect of increasing both revenues and costs. Fees were affected by reduced managed asset values in the difficult market conditions.

BMO Financial Group 191st Annual Report 2008 | 39

MANAGEMENT’S DISCUSSION AND ANALYSIS

          Securitization revenues increased $217 million or 73% to $513 million. The increase was attributable to $107 million from securitizing credit card loans and $115 million from securitizing residential mortgages net of a $5 million decline from securitizing other loans. Revenues included gains of $136 million on the sale of loans for new securitizations, up $125 million from 2007, and gains of $284 million on sales of loans to revolving securitization vehicles, up $93 million from 2007. The securitization of assets results in the recognition of less interest income ($234 million less in 2008), reduced credit card fees ($211 million less in 2008) and lower provisions for credit losses ($52 million less in 2008). As such, securitizations increased pre-tax income by approximately $120 million in 2008. We securitize loans for capital management purposes and to obtain alternate sources of funding. In 2008, we securitized $8.5 billion ($3.4 billion in 2007) of residential mortgage loans and $3.2 billion ($nil in 2007) of credit card loans. Securitization revenues are detailed in Note 8 on page 118 of the financial statements.
          Underwriting and advisory fees decreased $175 million or 33% from the record levels of 2007, after having increased 30% in 2007 and 14% in 2006. Merger and acquisition fees and equity underwriting fees were particularly low. Debt underwriting fees decreased but more modestly. Lower levels of investment banking activity became apparent in the fourth quarter of fiscal 2007.
          Securities gains decreased $561 million to a net loss of $315 million in 2008. The notable items discussed on page 36 included charges of $347 million related to the deterioration in the capital markets environment that were recorded in securities gains (losses). They included certain charges related to Apex, other-than-temporary impairments and investments in capital notes of the structured investment vehicles (SIVs). Securities gains in 2007 included a $107 million gain on the sale of MasterCard shares.
          Income from foreign exchange, other than trading, decreased $52 million or 39% due to unusually high gains in 2007 and the effects of high volatility in the fourth quarter of 2008.
          Insurance income decreased $8 million or 3% after having increased in recent years. The decrease was attributable to a one-time gain of $26 million in 2007. Volumes and premiums increased in 2008.
          Other revenue includes various sundry amounts and fell $67 million or 24%.
          Table 7 on page 92 provides further details on revenue and revenue growth.
Trading-Related Revenues
Trading-related revenues are dependent on, among other things, the volume of activities undertaken for clients, who enter into transactions with BMO to mitigate their risks or to invest. BMO earns a spread or profit on the net sum of its client positions by profitably neutralizing, within prescribed limits, the overall risk of the net positions. BMO also assumes proprietary positions with the goal of earning trading profits.
          The capital markets environment was extremely unsettled in 2008, having been affected by significantly diminished business and investor confidence that reduced liquidity in the marketplace, widened credit spreads and resulted in significant reductions in both fixed income and equity valuations. The Notable Items section on page 36 outlines charges related to difficulties in the capital markets environment that reduced trading revenue by $212 million and total revenue by $625 million in 2008. The section also outlines similar charges totalling $318 million recorded in the fourth quarter of 2007 that were largely applied to non-interest revenue. The section also refers readers to Financial Instruments in the Difficult Credit Environment, which starts on page 62 and provides detailed information on a number of the instruments on which losses were recorded in the year.

Trading-related revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading revenues include income (expense) and gains (losses) from both on-balance sheet instruments and off-balance sheet interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.
Interest and Non-Interest Trading-Related Revenues ($ millions)

				Change from 2007
For the year ended October 31	2008	2007	2006	$	%

Interest rates	176	15	227	161	+100
Foreign exchange	379	273	204	106	39
Equities	110	189	173	(79)	(42)
Commodities	(18)	(852)	124	834	98
Other	18	42	22	(24)	(57)

Total	665	(333)	750	998	+100

Reported as:
Net interest income	119	154	32	(35)	(23)
Non-interest revenue – trading revenues	546	(487)	718	1,033	+100

Total	665	(333)	750	998	+100

          As explained in Note 3 to the financial statements, during the fourth quarter of 2008 the CICA amended accounting and reporting rules applicable to financial instruments. As a result of the amendments, we elected to transfer certain securities from our trading portfolio to our available-for-sale portfolio. We subsequently recorded mark-to-market charges on these securities totalling $212 million ($143 million after tax), of which $29 million ($20 million after tax) was charged to earnings as part of the other-than-temporary impairments outlined in the Notable Items section on page 36, and $183 million ($123 million after tax) was charged to other comprehensive income rather than to trading revenues (losses) in the statement of income.
          Losses in the commodities trading business totalled $18 million in 2008, reflecting risk reduction in the portfolio. In 2007, we recorded $853 million of losses in our commodities trading business. On November 18, 2008, a number of proceedings were commenced by securities, commodities, banking and law enforcement authorities against certain parties that were involved in activities related to the 2007 commodities trading losses. BMO is not a party to these proceedings.
          Trading-related revenues increased $998 million from the particularly weak results in 2007, largely due to the commodities losses in the prior year.
          Excluding the $212 million impact of notable items in the current year and the $1,156 million impact of notable items in the prior year included in trading revenues, trading-related revenues increased $54 million. Fixed income trading revenues were very volatile during the year, with strong revenues in the first and third quarters. Foreign exchange trading revenues were strong throughout the year, with particularly robust growth in the fourth quarter. Equities trading revenues began the year very weak but improved appreciably in the second and third quarters, before falling significantly in the fourth quarter with the substantial decreases in valuations in global equity markets.
          The Market Risk section on page 77 provides more information on trading-related revenues.

40 | BMO Financial Group 191st Annual Report 2008

Provision for Credit Losses
Credit conditions during 2008 were difficult as the U.S. housing market softened significantly and the North American economic environment weakened.
          BMO recorded a $1,330 million provision for credit losses in 2008, consisting of $1,070 million of specific provisions and a $260 million increase in the general allowance for credit losses. These amounts compare to the $353 million provision recorded in 2007, comprised of specific provisions of $303 million and a $50 million increase in the general allowance. The 2008 increase in the general allowance was primarily due to credit deterioration within the loans portfolio and to the weakening economy.
          As illustrated in the adjoining table, specific provisions for credit losses during the year were higher than in prior periods. The 2008 specific provisions included provisions of $336 million for two corporate accounts related to the U.S. housing market that were identified as impaired during the year. The size of these provisions reflected the continued weakness in the U.S. residential real estate market and the specific nature of the underlying loans. One of the accounts provided funding to a company that was in the business of buying distressed mortgages and the other was related to the residential real estate development business.
          The most significant factor influencing the provision for credit losses is the level of formations of new impaired loans – identified as additions to impaired loans and acceptances in the adjacent Changes in Gross Impaired Loans and Acceptances table. As with specific provisions, impaired loan formations increased from the low levels of 2007 and 2006, totalling $2,506 million in 2008, up from $588 million in 2007. Exposures related primarily to the manufacturing, oil and gas and U.S. residential real estate sectors increased formations in 2008. In 2008, formations of $621 million were attributable to the U.S. commercial real estate sector and $426 million to the manufacturing sector.
           BMO’s credit portfolio showed the effects of some erosion of loan quality, primarily in the U.S. markets, with gross impaired loans increasing this year to $2,387 million from $720 million in 2007. Factors contributing to the change are outlined in the accompanying table.
          In 2008, sales of gross impaired loans totalled $16 million, with related reversals and recoveries of $3 million. This compares with sales of $28 million and related reversals and recoveries of $5 million in 2007.
          The total allowance for credit losses increased $692 million in 2008 to $1,747 million, comprised of a specific allowance of $426 million and a general allowance of $1,321 million.
          The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and has increased $423 million from the end of the previous fiscal year. Of this, $260 million was due to increases in the allowance recorded during the year, with the remainder attributable to the impact of changes in the Canadian/U.S. dollar exchange rate and the acquisition of Merchants and Manufacturers and Ozaukee. The general allowance remains adequate and, as at October 31, 2008, represented 0.69% of risk-weighted assets.
          Overall, BMO’s loan book continues to be comprised primarily of the more stable consumer and commercial portfolios that, excluding securities borrowed or purchased under resale agreements, represented 73.8% of the loan portfolio at year-end, declining from 78.6% in 2007 on strong growth in the corporate portfolio. Residential mortgages represented 21.5% of the portfolio, down from 24.4% in 2007. Business and government loans represented 44.4% of the portfolio, up from 38.6% in 2007. We continue to monitor industry sectors that we consider to be of most concern in the current economic conditions, including the automotive, real estate and forestry sectors. BMO’s exposure to these sectors remains within acceptable levels.
Provision for (Recovery of) Credit Losses (PCL)
($ millions, except as noted)

For the year ended October 31	2008	2007	2006	2005	2004	2003	2002

New specific provisions	1,242	460	410	407	510	846	1,063
Reversals of previous allowances	(58)	(66)	(87)	(121)	(312)	(303)	(175)
Recoveries of prior write-offs	(114)	(91)	(112)	(67)	(131)	(88)	(68)

Specific provisions for credit losses	1,070	303	211	219	67	455	820
Increase in (reduction of) general allowance	260	50	(35)	(40)	(170)	–	–

Provision for (recovery of) credit losses	1,330	353	176	179	(103)	455	820

PCL as a % of average net loans and acceptances (%)	0.60	0.17	0.09	0.11	(0.07)	0.30	0.56

Changes in Gross Impaired Loans (GIL) and Acceptances ($ millions, except as noted)

	2008	2007	2006	2005	2004	2003	2002

GIL, beginning of year	720	666	804	1,119	1,918	2,337	2,014
Additions to impaired loans and acceptances	2,506	588	420	423	607	1,303	1,945
Reductions in impaired loans and acceptances (1)	131	(143)	(220)	(319)	(936)	(1,156)	(738)
Write-offs	(970)	(391)	(338)	(419)	(470)	(566)	(884)

GIL, end of year	2,387	720	666	804	1,119	1,918	2,337

GIL as a % of gross loans and acceptances (%)	1.10	0.36	0.35	0.46	0.71	1.30	1.54

(1)	Includes the impact of foreign exchange and write-offs of consumer loans included in additions to impaired loans in the period.

Gross Impaired Loans and Acceptances as a % of Equity and Allowances for Credit Losses	Specific Provision for Credit Losses as a % of Average Net Loans and Acceptances

Fiscal 2008 marked a sharp return to the weaker phase of the credit cycle.	Provisions have increased in conjunction with the levels of impaired loans.
          Looking forward, we expect the credit environment to continue to be challenging through 2009 given the probability of continuing economic contraction.
          Credit risk management is discussed further on page 76. Note 4 on page 113 of the financial statements and Tables 11 to 19 on pages 96 to 99 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses.

BMO Financial Group 191st Annual Report 2008 | 41

MANAGEMENT’S DISCUSSION AND ANALYSIS
Non-Interest Expense
Non-interest expense increased $293 million or 4.4% to $6,894 million in 2008. The factors contributing to the increase are set out in the Contribution to Non-Interest Expense Growth table. Notable items in 2007 included $159 million in restructuring charges and a $120 million reduction in performance-based compensation.
          As explained on page 37, the net effect of businesses acquired in 2008 and 2007 increased expenses in 2008 relative to 2007 by $74 million (1.1%). As further explained on page 37, the weaker U.S. dollar reduced costs in 2008 by $93 million (–1.4%). The change in restructuring charges reduced expenses by $167 million (–2.5%).
          Higher performance-based compensation costs increased expenses by $22 million (0.3%). An increase in BMO Capital Markets was largely offset by a reduction in Private Client Group.
          The dollar and percentage changes in expenses by category are outlined in the Non-Interest Expense table. Table 8 on page 93 provides more detail on expenses and expense growth.
          Other employee compensation expense, which includes salaries and employee benefits, was $129 million or 5% higher than in 2007 due to increased salaries expense. Salaries expense changed little in 2006 and 2005 as staffing levels were relatively constant in those years (see page 93). However, staffing increased in the latter part of 2007 and in 2008 with the addition of front-line sales and service staff in P&C Canada, growth in Private Client Group’s sales force and business acquisitions in P&C U.S. Our staffing levels increased in 2008 by more than 1,200 or 3.5% to 37,073 full-time equivalent staff. In P&C U.S., cost increases primarily reflected acquisition-related expenses. In Private Client Group, there were increased investments in our sales force.
          Premises and equipment costs increased $79 million or 6%, primarily due to higher computer and equipment costs related to increased consulting, project and service bureau costs.
          Other expenses increased $234 million or 18%. Communication costs increased due to a new fixed administration fee in BMO Mutual Funds. Effective December 1, 2007, Private Client Group absorbed the operating expenses of its funds in return for a fixed administration fee. The effect was an increase in both non-interest revenue and expenses. There were higher professional fees, primarily due to our Basel II and Anti-Money Laundering compliance projects and other business initiatives. Travel and business development expense increased, primarily due to higher costs in P&C Canada related to AIR MILES rewards associated with our debit card initiative.
Productivity
The productivity ratio (expense-to-revenue ratio) improved by 300 basis points to 67.6% in 2008. BMO’s overall ratio in any year is affected by the relative strength of the revenues in each operating group. The productivity ratio of each group over the years has typically been quite different because of the nature of their businesses as well as the external environment. There was convergence in 2008, however.
          P&C Canada is BMO’s largest operating segment, and its productivity ratio of 55.4% improved by 30 basis points from last year, after having improved by 40 basis points in 2007. The productivity ratio for Private Client Group in 2008 deteriorated by 110 basis points to 71.5%, almost entirely due to the effects of the notable items that affected revenues. The productivity ratio in P&C U.S. deteriorated by 470 basis points largely because revenues and expenses were impacted by the difficult U.S. credit market conditions as well as increased acquisition integration costs. BMO Capital Markets’ productivity ratio improved substantially, moving 730 basis points. Excluding the notable items that affected results in both 2008 and 2007, BMO’s productivity ratio deteriorated by 130 basis points to 63.7%, reflecting the difficult capital market conditions.

The productivity ratio (or expense-to-revenue ratio) is our key measure of productivity. It is calculated as non-interest expense divided by total revenues (on a taxable equivalent basis in the operating groups), expressed as a percentage. See page 85.
The cash productivity ratio is calculated in the same manner, after removing the amortization of intangible assets from non-interest expenses. See page 85.
Contribution to Non-Interest Expense Growth (%)

For the year ended October 31	2008	2007	2006

Businesses acquired (sold)	1.1	0.7	(3.1)
Restructuring charge	(2.5)	2.5	–
Currency translation effect	(1.4)	(0.9)	(1.6)
Performance-based compensation	0.3	(0.7)	0.6
Other factors	6.9	2.3	4.4

Total non-interest expense growth	4.4	3.9	0.3

Non-Interest Expense ($ millions)

				Change from 2007
For the year ended October 31	2008	2007	2006	$	%

Performance-based compensation	1,297	1,275	1,322	22	2
Other employee compensation	2,679	2,550	2,502	129	5

Total employee compensation	3,976	3,825	3,824	151	4
Premises and equipment	1,382	1,303	1,211	79	6
Restructuring charge	(8)	159	–	(167)	(+100)
Other	1,502	1,268	1,274	234	18
Amortization of intangible assets	42	46	44	(4)	(9)

Total	6,894	6,601	6,353	293	4

Expenses and Annual Expense Growth	Productivity Ratio by Group (teb) (%)

Higer front-line staffing and compliance projects drove the expense increase.	Better productivity in P&C Canada and BMO CM drove improved BMO productivity.

          BMO’s cash productivity ratio was 67.1%, a 300 basis point improvement from 70.1% in 2007, largely due to the lower amount of notable items charged to revenue in 2008.
          Examples of initiatives to enhance productivity are outlined in the 2008 Review of Operating Groups Performance, which starts on page 44. Our medium-term goal is to achieve average annual cash operating leverage of at least 2%, increasing revenues each year by an average of at least two percentage points more than the rate of cash-based expense growth. We plan to achieve this by driving revenues through an increased customer focus and ongoing expense management, and by working to create greater efficiency and effectiveness in all support functions, groups and business processes that support the front line.

42 | BMO Financial Group 191st Annual Report 2008

Provision for Income Taxes
The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from foreign subsidiaries, as outlined in Note 25 on page 142 of the financial statements.
          In 2008, we discontinued reporting on a taxable equivalent basis when reporting consolidated results, as explained further on pages 38 and 85. However, we continue to assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and to report their results accordingly.
          The recovery of income taxes was $71 million in 2008, compared with income taxes of $189 million charged against earnings in 2007. The effective tax rate in 2008 was a recovery rate of 3.6%, compared with a tax expense rate of 7.9% in 2007. The low effective rate is mainly attributable to the recovery of prior-period income taxes and a higher proportion of income from lower-tax-rate jurisdictions. Excluding the impact of the notable items listed on page 36, tax recoveries and a higher proportion of income from lower-tax-rate jurisdictions, the effective rate for fiscal 2008 would be in our expected sustainable range of 16% to 20%. The components of variances between the effective and statutory Canadian tax rates are outlined in Note 25 on page 142 of the financial statements.
          The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior-period income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate. Our current estimate is that the sustainable effective tax rate for 2009 will be between 16% and 20% due to statutory rate reductions.
          BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss on hedging and the unrealized gain or loss on translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of the investments in U.S. operations has given rise to income tax recoveries in shareholders’ equity of $881 million for the year, compared with a $575 million income tax charge in 2007. Refer to the Consolidated Statement of Changes in Shareholders’ Equity on page 106 of the financial statements for further details.
          Table 8 on page 93 details the $431 million of total net government levies and income tax recovery incurred by BMO in 2008. The reduction in 2008 was primarily due to income tax recoveries on the hedging loss.

Transactions with Related Parties
In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers. A select suite of customer loan and mortgage products is offered to our employees at rates normally accorded to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
          Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are discussed in Note 28 on page 146 of the financial statements.

The foregoing Provision for Credit Losses, Non-Interest Expense and Provision for Income Taxes sections and the following 2008 Review of Operating Groups Performance and Quarterly Earnings Trends sections of this Annual Report contain certain forward-looking statements, in particular regarding our outlook for certain aspects of the Canadian and U.S. business environments in 2009, effective income tax rates and our strategies and priorities for 2009. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 30 of this Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.
BMO Financial Group 191st Annual Report 2008 | 43

MANAGEMENT’S DISCUSSION AND ANALYSIS
2008 Review of Operating Groups Performance

This section includes an analysis of the financial results of our operating groups and descriptions of their businesses, visions, strategies, strengths, challenges, key value drivers, achievements and outlooks.
Personal and Commercial Banking (P&C) (pages 45 to 51)
Net income was $1,416 million in 2008, an increase of $33 million or 2% from 2007.
Private Client Group (PCG) (pages 52 to 54)
Net income was $395 million in 2008, unchanged from 2007.
BMO Capital Markets (BMO CM) (pages 55 to 57)
Net income was $692 million in 2008, an increase of $275 million or 66% from 2007.
Corporate Services, including Technology and Operations (page 58)
The net loss was $525 million in 2008, compared with a net loss of $64 million in 2007.
The basis for the allocation of results geographically and among operating groups is outlined in Note 27 on page 144 of the financial statements. Certain prior-year data has been restated, as explained on page 25.

Net Income by Operating Group	Net Income by Country

BMO CM results improved and Corporate Services results reflect higher provisions for credit losses.	Higher provisions for credit losses reduced the contribution from the United States in 2008.

Contributions to Revenue, Expenses, Net Income and Average Assets by Operating Group and by Location
($ millions, except as noted)

	Personal and Commercial			Private			BMO			Corporate Services, including			Total
	Banking			Client Group			Capital Markets			Technology and Operations			Consolidated

For the year ended
October 31	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

Operating Groups Relative Contribution to BMO’s Performance (%)
Revenue	59.1	60.5	54.9	20.2	21.9	19.0	23.6	21.1	27.8	(2.9)	(3.5)	(1.7)	100	100	100
Expenses	52.1	50.6	51.1	21.4	21.9	21.5	25.4	23.8	25.4	1.1	3.7	2.0	100	100	100
Net income	71.6	64.9	48.0	20.0	18.5	12.8	35.0	19.6	32.0	(26.6)	(3.0)	7.2	100	100	100
Average assets	38.4	39.6	44.1	2.1	2.0	2.1	58.8	57.4	52.3	0.7	1.0	1.5	100	100	100

Total Revenue
Canada	4,904	4,598	4,455	1,818	1,781	1,612	1,148	1,402	1,390	(257)	(323)	(143)	7,613	7,458	7,314
United States	990	908	905	219	264	276	1,217	492	1,309	(135)	(152)	(134)	2,291	1,512	2,356
Other countries	133	146	125	30	7	6	47	75	81	91	151	103	301	379	315

	6,027	5,652	5,485	2,067	2,052	1,894	2,412	1,969	2,780	(301)	(324)	(174)	10,205	9,349	9,985

Total Expenses
Canada	2,769	2,637	2,560	1,224	1,180	1,088	884	740	780	134	231	98	5,011	4,788	4,526
United States	802	693	678	237	265	274	740	689	715	(69)	9	28	1,710	1,656	1,695
Other countries	21	7	9	16	1	1	128	145	117	8	4	5	173	157	132

	3,592	3,337	3,247	1,477	1,446	1,363	1,752	1,574	1,612	73	244	131	6,894	6,601	6,353

Net Income
Canada	1,204	1,080	1,027	389	390	333	399	527	506	16	(54)	128	2,008	1,943	1,994
United States	96	116	117	(10)	–	2	296	(71)	352	(566)	(109)	—	(184)	(64)	471
Other countries	116	187	133	16	5	6	(3)	(39)	(6)	25	99	65	154	252	198

	1,416	1,383	1,277	395	395	341	692	417	852	(525)	(64)	193	1,978	2,131	2,663

Average Assets
Canada	125,391	118,748	113,901	5,778	4,787	4,160	105,454	94,125	74,284	(128)	(1,088)	(416)	236,495	216,572	191,929
United States	26,924	23,477	21,890	2,385	2,299	2,379	97,054	80,580	61,220	2,897	4,794	4,828	129,260	111,150	90,317
Other countries	372	416	463	74	5	6	31,365	32,379	26,307	43	53	109	31,854	32,853	26,885

	152,687	142,641	136,254	8,237	7,091	6,545	233,873	207,084	161,811	2,812	3,759	4,521	397,609	360,575	309,131

44 | BMO Financial Group 191st Annual Report 2008

Personal and Commercial Banking
Personal and Commercial Banking net income was $1,416 million in 2008, up $33 million or 2% from a year ago. Personal and Commercial Banking (P&C) combines our two retail and business banking operating segments, Personal and Commercial Banking
Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking (Canadian $ in millions, except as noted)

	P&C					P&C Canada					P&C U.S.

				Change					Change					Change
	Fiscal	Fiscal	Fiscal	from 2007		Fiscal	Fiscal	Fiscal	from 2007		Fiscal	Fiscal	Fiscal	from 2007
As at or for the year ended October 31	2008	2007	2006	$	%	2008	2007	2006	$	%	2008	2007	2006	$	%

Net interest income (teb)	3,984	3,796	3,680	188	5	3,236	3,066	2,941	170	6	748	730	739	18	3
Non-interest revenue	2,043	1,856	1,805	187	10	1,801	1,678	1,639	123	7	242	178	166	64	36

Total revenue (teb)	6,027	5,652	5,485	375	7	5,037	4,744	4,580	293	6	990	908	905	82	9
Provision for credit losses	384	358	344	26	7	341	323	314	18	6	43	35	30	8	23
Non-interest expense	3,592	3,337	3,247	255	8	2,790	2,644	2,569	146	6	802	693	678	109	16

Income before income taxes and non-controlling interest in subsidiaries	2,051	1,957	1,894	94	5	1,906	1,777	1,697	129	7	145	180	197	(35)	(19)
Income taxes (teb)	635	574	617	61	11	586	510	537	76	15	49	64	80	(15)	(23)

Net income	1,416	1,383	1,277	33	2	1,320	1,267	1,160	53	4	96	116	117	(20)	(17)

Amortization of intangible assets (after tax)	30	33	31	(3)	(10)	2	8	7	(6)	(69)	28	25	24	3	12

Cash net income	1,446	1,416	1,308	30	2	1,322	1,275	1,167	47	4	124	141	141	(17)	(12)

Net economic profit	678	692	653	(14)	(2)
Return on equity (%)	20.0	20.8	20.9		(0.8)
Cash return on equity (%)	20.4	21.3	21.4		(0.9)
Cash operating leverage (%)	(1.1)	0.3	1.0		nm	0.4	0.7	1.7		nm	(7.0)	(1.7)	(2.4)		nm
Productivity ratio (teb) (%)	59.6	59.0	59.2		0.6	55.4	55.7	56.1		(0.3)	81.0	76.3	74.9		4.7
Cash productivity ratio (teb) (%)	59.0	58.4	58.5		0.6	55.3	55.6	56.0		(0.3)	77.5	72.8	71.6		4.7
Net interest margin on earning assets (%)	2.72	2.77	2.82		(0.05)	2.67	2.66	2.66		0.01	3.00	3.37	3.67		(0.37)
Average common equity	6,849	6,461	5,994	388	6
Average earning assets	146,294	136,805	130,576	9,489	7	121,381	115,147	110,433	6,234	5	24,913	21,658	20,143	3,255	15
Average loans and acceptances	144,067	136,907	130,937	7,160	5	122,156	116,033	111,499	6,123	5	21,911	20,874	19,437	1,037	5
Average deposits	66,672	64,752	61,980	1,920	3	47,407	45,966	43,998	1,441	3	19,265	18,786	17,982	479	3
Assets under administration	37,122	33,258	14,978	3,864	12	23,502	14,160	12,741	9,342	66	13,620	19,098	2,237	(5,478)	(29)
Full-time equivalent staff	20,697	20,294	19,353	403	2	16,549	16,734	15,825	(185)	(1)	4,148	3,560	3,528	588	17

nm – not meaningful
P&C U.S. Selected Financial Data (US$ in millions)

As at or for the year ended October 31

Total revenue											959	833	799	126	15
Non-interest expense											773	634	599	139	22
Net income											95	107	104	(12)	(11)
Cash net income											121	130	125	(9)	(7)
Average earning assets											24,103	19,855	17,797	4,248	21
Average loans and acceptances											21,203	19,136	17,175	2,067	11
Average deposits											18,657	17,218	15,885	1,439	8

BMO Financial Group 191st Annual Report 2008 | 45

MANAGEMENT’S DISCUSSION AND ANALYSIS
Personal and Commercial Banking Canada (P&C Canada)

Who We Are
We serve more than seven million customers. Working in partnership with other BMO businesses, we offer a full range of products and services. These include solutions for everyday banking, financing, investing, credit cards and insurance as well as a full suite of integrated commercial and capital markets products and financial advisory services. P&C Canada manages an integrated national network of BMO Bank of Montreal branches, telephone banking, online banking, mortgage specialists, financial planners and more than 2,000 automated banking machines.

“We are committed to
making sure that every time
a customer interacts
with us, their experience
is a great one.”

FRANK TECHAR
PRESIDENT AND CHIEF EXECUTIVE
OFFICER, PERSONAL AND
COMMERCIAL BANKING CANADA
Strengths and Value Drivers
•	Strong competitive position in commercial banking, reflected in our number two ranking in market share for business loans of $5 million and below.
•	Superior risk management that provides our customers with consistent access to financing solutions in all economic conditions.
•	Comprehensive range of everyday banking and payment capabilities, combined with our AIR MILES customer loyalty program.
•	Competitive electronic transaction processing business through Moneris Solutions, which serves approximately 40% of the Canadian market.
•	Integrated technology platform and customer data management capabilities that support our effective sales and service model.
•	Effective performance management system, encompassing planning, tracking, assessment and coaching.
Challenges
•	Global credit environment has materially increased funding costs.
•	Increased pace of change and innovation provides customers with easy access to an expanding array of alternative products and services.
•	Strong competition for deposit accounts is pressuring deposit margins and customer retention.
•	Competition to attract and retain highly qualified employees has increased in high-growth sectors and regions.
•	Demand continues to grow for resources to meet regulatory, compliance, information security and fraud management requirements.
Our Lines of Business

Personal Banking provides financial solutions for everyday banking, financing, investing and insurance needs. We serve approximately 20% of Canadian households. Our national integrated multi-channel sales and distribution network offers customers convenience and choice in meeting their banking needs.
Commercial Banking provides our small business, medium-sized enterprise and mid-market banking clients with a broad range of banking products and services. We offer a full suite of integrated commercial and capital markets products and financial advisory services.
Cards and Payments Services provides flexible, secure payment options to our customers. We are the largest MasterCard issuer in Canada.

VISION
To be the bank that defines great customer experience.
PATH TO DIFFERENTIATION
•	Excel at sales leadership and performance management.
•	Leverage customer insights to develop offers and drive marketing program results.
•	Focus investments and allocate resources to capitalize on highest-value sales and distribution opportunities.
•	Redesign core processes and leverage technology to improve the customer experience, free up front-line capacity and reduce operating costs.
•	Build best-in-class human resources capabilities and develop strong line leaders.
STRATEGIES
We will succeed in the Canadian market through the quality and consistency of our customer experience and through the productivity of our sales and distribution network. Our main strategies are:
•	In personal banking, deliver a differentiated customer experience and further enhance the performance management system.
•	In commercial banking, enhance the quality and consistency of the customer experience for commercial and small business customer segments by focusing on the needs of the customer and embedding a strong performance management discipline.
•	Further leverage our successful credit card product offering to provide the right choices by understanding and addressing the needs of customer segments.

Key Performance Metrics and Drivers	2008	2007	2006

Personal banking, insurance and other revenue ($ millions)	2,565	2,464	2,370
Personal loan growth (%) (1)	5.0	4.3	10.9
Personal deposit growth (%)	1.1	0.3	0.4

Commercial banking revenue ($ millions)	1,364	1,351	1,274
Commercial loan growth (%) (1)	9.5	8.1	6.4
Commercial deposit growth (%)	5.6	10.0	7.6

Cards revenue ($ millions)	1,108	929	936
Cards loan growth (%)	13.8	12.0	7.0

Operating leverage (%)	0.7	0.7	1.8
Revenue growth (%)	6.2	3.6	6.0
Employee engagement index (%) (2)	73	75	73

(1)	Includes consumer loans, mortgages, acceptances and securitized loans.
(2)	Source: BMO’s Annual Employee Survey, conducted by Burke Inc., an independent research company.

46 | BMO Financial Group 191st Annual Report 2008

Loans* and Loan Growth (includes acceptances and securitized loans)	Deposits* and Deposit Growth	Cash Productivity Ratio and Revenue Growth	Net Income Growth and Return on Equity (ROE)

Loan growth was driven by consumer loans. *Loans on balance sheet were $122 billion, $116 billion and $111 billion in 2008, 2007 and 2006.	Deposit growth was fuelled by commercial deposits. *Including PCG term balances, total deposits were $86 billion, $82 billion and $79 billion in 2008, 2007 and 2006.	There was a slight productivity improvement as revenue growth exceeded expense growth.	Revenue growth drove higher net income and ROE.

2008 Group Objectives and Achievements
Continue to enhance the customer experience and create a differentiated position in the Canadian market.
•	We’ve created a customer-focused mindset across the organization. We have a sharper focus on the customer experience, with well-defined standards that promote specific, consistent front-line behaviours. Our customer loyalty continues to improve, our customer base is growing and we are strengthening our customer relationships.
Further improve our performance management systems to deliver stronger revenue growth and greater customer loyalty.
•	We have brought greater rigour to performance management in a clear, concise and simple way. Scorecards have been introduced at the individual level so that all employees understand their role in achieving the organization’s goals, and all customer-facing employees are held accountable for financial success and improving the customer experience.
Launch attractive and compelling customer offers that drive results.
•	We are bringing new offerings to market faster and we’re becoming more visible in the marketplace. We introduced a number of compelling new offerings, including AIR MILES reward miles on Debit, the new Shell Mosaik MasterCard and the Mosaik Gold AIR MILES MasterCard. HomeOwner Readiline has been an important part of our personal loan growth.
Continue to invest in our sales and distribution network so we have the best opportunities to attract more business.
•	We continued to invest in our sales and distribution network, with better site selection, timing and execution for our entry into new markets. We opened 16 branches in high-growth areas, redeveloped 19 branches and renovated 15 others.
Redesign core processes and technologies to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.
•	We have been systematically identifying opportunities to improve our customers’ experience with BMO, updating our processes to make them more customer-friendly, reducing cycle time and improving our customer satisfaction levels.
•	We simplified our account opening process, making it quicker and more efficient for the customer and allowing us to focus more of our time on value-added conversations.
•	Through an end-to-end review of our lending process, we improved the effectiveness of booking lending products through our direct channel.

2009 Group Objectives
•	Continue to enhance the customer experience and create a differentiated position in the Canadian market.
•	Leverage improvements in our performance management system to deliver stronger revenue growth and greater customer loyalty.
•	Launch attractive and compelling new offerings that drive results.
•	Improve productivity of our sales and distribution network.
•	Redesign core processes and technologies to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.

BMO Financial Group 191st Annual Report 2008 | 47

MANAGEMENT’S DISCUSSION AND ANALYSIS
Canadian Business Environment and Outlook
Weakening employment rates, unsettled financial markets and the effects of a global economic downturn characterized the Canadian business environment in 2008. While domestic economic activity, on balance, has been stronger in Canada than in the United States, growth is expected to slow. Meanwhile, residential mortgage balances continued to grow in 2008, despite a softer housing market. Personal deposit growth in 2008 reflected an upturn in disposable income early in the year, a slightly higher savings rate and marked aversion to risk among investors. In commercial banking, robust business activity early in the year contributed to growth in business loans, while there was easing in commercial deposit growth.
          Looking forward to 2009, we anticipate weak business growth. In personal banking, declining rates of growth in employment and income are likely to dampen growth in personal deposits, personal loans and credit card loans. The residential real estate market is expected to moderate as housing starts decline and new home prices soften. Residential mortgage growth is likely to slow as a result. In commercial banking, non-residential mortgages and business loans will likely fall sharply from 2008 levels as North American economic growth slows, while business deposit growth is also expected to moderate.

P&C Canada Financial Results
P&C Canada net income was $1,320 million, up $53 million or 4% from a year ago. Net income in 2007 was increased $52 million by the net impact of: a $107 million ($83 million after tax) gain on the sale of MasterCard shares, a $57 million recovery of prior-year income taxes, a $26 million ($23 million after tax) insurance gain and a $14 million ($9 million after tax) gain on an investment security, less a $185 million ($120 million after tax) adjustment to increase the liability for future redemptions related to our customer loyalty rewards program in our credit card business. Excluding the impact of the above items, net income increased $105 million or 9%.
          Revenue increased $293 million or 6% to $5,037 million. Excluding the impact of the applicable items above, revenue grew by $255 million or 5%.
          In our personal banking business, revenue increased $101 million or 4%. Adjusted for the $26 million insurance gain in 2007, revenue increased $127 million or 5%. The increase was driven by volume growth in personal loans, branch-originated mortgages and personal deposits, favourable product mix, higher securitization revenue and one extra day in 2008, partially offset by lower mortgage refinancing fees and lower insurance revenue.
          In our commercial banking segment, revenue increased $13 million or 1%. Adjusted for the 2007 gain on an investment security, revenue increased $27 million or 2%. The increase was attributable to volume growth, partially offset by net investment securities losses in 2008 and the impact of increased funding costs.
          Cards and payment services revenue increased $179 million or 19%. Adjusted for the $78 million net impact of the gain on the sale of MasterCard shares and the increase in the liability for our customer loyalty rewards program, revenue increased $101 million or 10%. The increase was attributable to growth in credit card transactions and accelerating balance growth, as well as higher Moneris revenues. Moneris is our 50% owned joint venture and one of North America’s leading processors of debit and credit payment transactions.
          During the year, we entered into an agreement to transfer the liability associated with our credit card customer loyalty rewards program to Loyalty Management Group Canada Inc. (LMGCI), our associate in the AIR MILES Reward Miles program. There was no significant gain on the transfer. In addition, we have renegotiated and extended the terms of our agreement with LMGCI for the issuance of AIR MILES reward miles. Under the terms of the agreement, we no longer retain a liability for future AIR MILES reward miles redemptions and as a result no longer have exposure to changing redemption patterns. We have incurred a negligible change in run-rate costs as a result of the agreement.
          P&C Canada’s overall net interest margin was 2.67%, 1 basis point higher than in the prior year, as better volumes in more profitable products were offset by increased funding costs.
          Non-interest expense was $2,790 million, up $146 million or 6% from 2007 due to initiatives spending, including expansion and renovation of the branch network and debit and credit card chip technology, as well as higher operating costs and higher Moneris expenses. Our cash productivity ratio improved by 30 basis points from 2007 to 55.3%, as revenue growth exceeded expense growth.

48 | BMO Financial Group 191st Annual Report 2008

Personal and Commercial Banking U.S. (P&C U.S.)

Who We Are
“We are here to help” – serving more than 1.2 million customers and working together with other Harris and BMO businesses in select U.S. Midwest markets. We respond to their needs in the way they prefer – online, in person or over the phone. Our emphasis on being an active part of the community allows us to use our local knowledge, specialized sales force and integrated distribution network of over 280 branches, our call centre, online banking and more than 640 automated banking machines to effectively deliver the highest level of service to our customers.

“We provide the help that enables our customers to have confidence in their financial decisions.”
ELLEN COSTELLO PRESIDENT AND CHIEF EXECUTIVE OFFICER HARRIS FINANCIAL CORP.
Strengths and Value Drivers
•	A rich heritage of over 125 years across the U.S. Midwest with the established Harris brand and a commitment to service excellence.

•	Strong market coverage, with over 280 branches conveniently located in communities in the Chicago area, Indiana and Wisconsin, allowing our customers to conduct transactions at any location as well as online and through our call centre.

•	Deep relationships with local communities, businesses and leaders.

•	A community banking business approach focused on delivering a differentiated customer experience, with competitive product offerings, an effective distribution network, including our call centre, online banking and ABMs, and strong sales management and marketing capabilities.

•	Opportunity to leverage the capabilities and scale of BMO Financial Group while emphasizing local authority, accountability, knowledge and commitment.
Challenges
•	The economic environment is very difficult, with contracting credit markets, a changing regulatory environment and persistent uncertainty over the strength of the overall economy.

•	Chicago-area market dynamics remain intensely competitive within a consolidating U.S. marketplace as banks compete aggressively on price to achieve deposit growth.
Our Lines of Business
P&C U.S. offers a full range of products and services to consumers and businesses, including deposit and investment services, mortgages, consumer credit, business lending, cash management and other banking services.
VISION
To be the bank that defines great customer experience.
PATH TO DIFFERENTIATION
•	A culture focused on being helpful to customers in unexpected ways and providing customers with the information and proactive guidance they need to make the right financial decisions and feel confident about choosing Harris as their financial services provider.

•	Strong, dynamic leaders with the knowledge, relationships, skills and authority to act decisively and responsibly.

•	Ongoing training and coaching philosophy that develops the capabilities of our front-line sales and service employees to exceed expectations.

•	A disciplined and transparent performance management system, aligned with our objectives, that rewards top performers and motivates underperformers.

•	Highly effective community outreach and targeted marketing that combines strong, centralized expertise with local market insight.
STRATEGIES
•	Deliver a differentiated customer experience, being helpful in unexpected ways and responsive to evolving customer needs and preferences.

•	Deliver an integrated and differentiated experience for our customers with wealth management needs, in partnership with Private Client Group.

•	Grow our commercial businesses and become the leading player in our markets through aggressively building our capabilities and strengthening our focus on this segment.

•	Continue to expand our distribution network through a combination of acquisitions and organic expansion, taking advantage of recent market and industry events.

•	Improve productivity through a performance-driven culture, putting the best people in key positions with clear accountabilities for results.

Key Performance Metrics and Drivers	2008	2007	2006
Average US$ loan growth (%)	10.8	11.4	15.2
Average US$ deposit growth (%)	8.4	8.4	3.4
Cash operating leverage (%)	(7.0)	(1.7)	(2.4)
Number of branches	281	232	202
Employee engagement index (1)	74	72	69
Retail Net Promoter Score (2)	42	41	39

(1)	Source: BMO’s Annual Employee Survey, conducted by Burke Inc., an independent research company.

(2)	A measure of the strength of customer loyalty.

BMO Financial Group 191st Annual Report 2008 | 49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Loans and Loan Growth	Deposits and Deposit Growth	Retail Net Promoter Score	Number of Branches

Loan growth has moderated in a softer real estate market.	Deposit growth reflects increases in both personal and commercial deposits.	Customer loyalty continued to strengthen.	The acquisitions of Merchants and Ozaukee added significantly to our branch network.

2008 Group Objectives and Achievements
Improve financial performance by growing revenue and effectively managing costs.
•	Revenues increased by 15%; however, cash productivity excluding integration costs deteriorated 370 bps, reflecting the challenging economic and competitive environment.
Continue to refine our customer experience, providing excellent service to retain existing customers, expand our relationships and attract new business.
•	Continued to increase our retail Net Promoter Score, from 41 to 42, while the average scores of both network banks and community banks declined.

•	Increased referral volumes by 27% under One Harris, a program to encourage the sale of products across all lines of business.

•	Launched customer experience standards to better define and deliver great customer experience.
Improve sales force productivity across all our lines of business.
•	Internal referrals per service representative increased 21% year over year.

•	Commercial mid-market closed loans increased 62% year over year.
Expand our commercial sales force in Chicago and surrounding areas.
•	Added more than 40 new hires to business banking.

•	Grew our commercial mid-market client count by 6% in a flat market.
Continue our expansion in the U.S. Midwest.
•	Completed the integration of our Wisconsin acquisitions, increasing our branch count to over 280.

•	Both one-time integration costs and operating expense efficiencies expected to be superior to original business case.
2009 Group Objectives
•	Improve financial performance by growing revenue and effectively managing costs.

•	Continue to leverage our leadership position in the Chicago area and increase our presence and visibility in all other markets where we compete.

•	Deliver a differentiated customer experience that fosters customer advocacy, as measured by our retail Net Promoter Score.

50 | BMO Financial Group 191st Annual Report 2008

U.S. Business Environment and Outlook
Chicago’s financial services marketplace remains one of the most fragmented in the United States, encompassing more than 250 banks. Harris and the two other largest banks have together held 25% to 30% of the personal and commercial deposit market since 1997. The Chicago area remains a highly contested market because of its fragmentation and the growth opportunities it presents. Competitors are attempting to capture market share through acquisitions, aggressive pricing and significantly increased brand marketing. Bank of America’s acquisition of LaSalle Bank, J.P. Morgan Chase’s acquisition of Washington Mutual and PNC’s acquisition of National City will shift the competitive dynamic by further consolidating the market.
          We expect the local Chicago economy and credit markets to remain weak in 2009, consistent with the broader U.S. economy. The implementation of tighter lending practices and declining home prices will likely continue to dampen demand for residential mortgages and home equity loans. The level of consumer spending remains low and is at risk of weakening further if home prices continue to decline.
          In 2009, we plan to continue to grow our distribution network through organic expansion and possible acquisitions, opportunistically taking advantage of the current market disruption. We will strive to improve our financial performance by focusing on revenue growth and effectively managing costs. By building our business around enduring client relationships, we expect to continue to enhance our reputation as a high-quality, client-focused bank.

P&C U.S. Financial Results
P&C U.S. net income was $96 million in 2008, a $20 million or 17% decline from 2007. On a U.S. dollar basis, net income decreased $12 million or 11%. The remainder of this discussion is on a U.S. dollar basis.
          Revenue increased $126 million or 15% to $959 million. The increase was largely driven by acquisitions ($51 million) and the gain on sale of a portion of our investment in Visa upon its successful initial public offering (IPO) ($38 million). The remaining increase reflected volume and deposit spread improvement as well as stronger fee revenues, partially offset by the impact of difficulties in credit markets.
          Net interest margin fell 37 basis points, largely due to the 22 basis point impact of a transfer of a portfolio from Corporate Services, higher levels of non-performing loans and the highly competitive environment. The overall decline in net interest margin was mitigated by pricing actions in certain loan and deposit categories.
          Non-interest expense increased $139 million or 22% to $773 million. Excluding a Visa litigation reserve of $24 million related to the IPO and operating and integration costs of acquired businesses of $55 million, expense increased $60 million or 9.5%. The remaining increase reflected our continued targeted investment and expansion efforts, including the cost of previously committed new branches, sales force expansion and advertising, increased costs related to the difficult credit market environment and costs associated with higher business volumes. These factors were partially offset by the impact of our expense management initiatives.
          The P&C U.S. cash productivity ratio deteriorated by 470 basis points to 77.5%. Excluding acquisition integration costs of $23 million, the cash productivity ratio was 75.1%.

BMO Financial Group 191st Annual Report 2008 | 51

MANAGEMENT’S DISCUSSION AND ANALYSIS
Private Client Group (PCG)

Who We Are
Private Client Group brings together all of BMO Financial Group’s wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and solutions, including full-service and online brokerage in Canada, and private banking and investment products in Canada and the United States.

“We are defining great client experience in the wealth management industry by simplifying financial matters, creating innovative solutions and providing personalized, expert advice.”
GILLES OUELLETTE PRESIDENT AND CHIEF EXECUTIVE OFFICER PRIVATE CLIENT GROUP
Strengths and Value Drivers
•	Prestige, recognition and trust of the BMO, BMO Nesbitt Burns and Harris brands.

•	Strong national presence in Canada.

•	Strategic presence in the Chicago area and select high-growth wealth management markets across the United States.

•	Full range of award-winning client offerings and industry-recognized leadership in client service.

•	Access to BMO’s broad client base and distribution network in Canada and the United States.
Challenges
•	Sensitivity to financial markets and a changing regulatory environment.

•	Accelerating growth and improving performance in a consolidating U.S. wealth management marketplace.

•	Adding to our first-class sales force in an extremely competitive market.
Our Lines of Business
Full-Service Investing offers a comprehensive range of investment and wealth advisory services through BMO Nesbitt Burns. We are focused on becoming the top-performing full-service brokerage firm in North America. BMO Nesbitt Burns drives investment growth by leveraging our high level of client satisfaction, the strength and breadth of our product offerings and our performance-driven culture.

VISION
To be the wealth management solutions provider that defines great customer experience, helping our clients to accumulate, protect and grow their assets.
PATH TO DIFFERENTIATION
•	Deliver an exceptional client experience and simplify complex financial matters.

•	Collaborate effectively within PCG and across BMO Financial Group.

•	Attract, develop and retain superior talent.
STRATEGIES
We will succeed by delivering an exceptional client experience that meets our clients’ wealth management needs and by continuing to improve the productivity of our sales forces through:
•	Providing best-in-class wealth management solutions with a focus on helping our clients invest and plan for their retirement years.

•	Enhancing our business models and investing selectively to create incremental value.

•	Building a culture of innovation.

Key Performance Metrics and Drivers	2008	2007	2006
Increase (decrease) in assets under management (%) (1) (2)	(16.2)	9.0	14.1
Increase (decrease) in assets under management, assets under administration and term deposits (%) (1) (2) (3)	(9.7)	7.4	12.9
Increase (decrease) in full-time employees (%) (4)	4.2	3.9	(0.9)

(1)	Excludes the impact of changes in the Canadian/U.S. dollar exchange rate.

(2)	Excludes the impact of the transfer of institutional trust and custody assets to P&C U.S. in 2007.

(3)	Historical figures have been adjusted for a reclassification of assets under administration to assets under management and for an increase in assets under administration to reflect a change in valuation.

(4)	Excludes businesses sold/transferred: Harrisdirect, Retirement Plan Services, Harris Insight Funds.

Online Brokerage operates as BMO InvestorLine in Canada, providing self-directed investors with the ability to plan, research and manage their investing decisions in their own way. We are focused on providing a superior client experience, understanding and anticipating our clients’ investing needs and helping them to be financially successful. By providing an innovative and comprehensive online offering to key client segments, we will acquire new clients as well as increase investing activity among existing clients.
North American Private Banking operates as BMO Harris Private Banking in Canada and Harris Private Bank in the United States. We are focused on capitalizing on our comprehensive wealth management capabilities and continuing to build our integrated value proposition, which delivers a unique client experience to the high and ultra-high net worth client segments, with offerings ranging from specific individual solutions to complex team-based wealth management strategies.
Investment Products consists of Retail Investment Products and BMO Asset Management. Retail Investment Products includes BMO Mutual Funds, BMO Guardian and BMO Term Investments. We help our clients build a confident future by providing trusted, long-term investment solutions, by understanding our clients, competitors and industry and by having a robust multi-channel distribution capability. BMO Mutual Funds offers a targeted, comprehensive product line and supports specialized life stage advice for key Canadian client segments. BMO Guardian provides investment products and services delivered to retail investors through financial intermediaries –primarily the advisory channel. BMO Term Investments is focused on providing innovative principal-protected solutions and advice to the retail investment market. BMO Asset Management, which includes Jones Heward Investment Counsel and HIM Monegy in Toronto, Harris Investment Management in Chicago and Pyrford International in London, U.K., is focused on providing Monegy institutional and retail investment management solutions to external and internal clients.
52 | BMO Financial Group 191st Annual Report 2008

Assets under Management and Administration including Term Deposits ($ billions)	Cash Productivity Ratio (%)	Net Income and Return on Equity	2008 Revenue by Line of Business (%)

Assets decreased 9.7%, excluding the impact of the stronger U.S. dollar, reflecting softer market conditions.	Cash productivity rose to 71.2%, but excluding notable items was stable at 70.2%, as we balanced investing for the future with revenue challenges in the current market environment.	Net income was $414 million, excluding notable items, up from record results a year ago in a difficult market environment.	U.S. wealth management represented 12%, excluding notable items, of total Private Client Group revenues.

2008 Group Objectives and Achievements
Enhance the client experience by streamlining our processes and providing enhanced tools and solutions designed to assist our clients in achieving their financial goals.
•	Continued to invest in an Investment Advisor technology platform to drive operational efficiencies and support increased client satisfaction and sales force productivity.

•	Invested in a new financial planning software tool to provide an enterprise-wide common technology platform supporting the delivery of an exceptional client experience.
Satisfy our clients’ needs by continuing our high level of internal collaboration and referrals.
•	Our Canadian and U.S. sales forces delivered consistently strong referral volumes that were above the high levels attained in the previous year.

•	Continued to partner with P&C Canada and P&C U.S. to identify opportunities to better align the complexity of clients’ needs with the appropriate solutions.

•	In partnership with P&C U.S., launched six new wealth branches in the Chicago area which combine traditional retail banking with wealth services.
Expand our sales force and innovate within sales channels to drive revenue growth.
•	PCG increased full-time equivalent staff by 173 in 2008, the majority in sales and sales support roles.
–	Full-Service Investing added Investment Advisors and related support staff.

–	BMO InvestorLine added call centre and sales staff to support the retail branches.

–	BMO Harris Private Banking added Private Wealth Consultants, Investment Counsellors and Private Bankers as well as sales support staff.
•	Partnered with P&C Canada to expand the retail investment sales force in select markets.
Other Achievements
•	For the second consecutive year, BMO Mutual Funds was awarded the Dalbar, Inc. Mutual Fund Service Award for best overall customer service in the English and French language categories.

•	BMO InvestorLine was recognized as Canada’s fastest online brokerage web site by Gómez Canada and was named the number one bank-owned online brokerage in The Globe and Mail‘s 10th annual online brokerage ranking.

•	Four funds managed by Private Client Group received a 2008 Lipper Award, recognizing excellence in fund performance: BMO Resource Fund, BMO Dividend Fund, BMO Guardian Global Technology Fund and Phoenix Insight Value Equity Fund (sub-advised by Harris Investment Management).

•	BMO Guardian won the 2007 Canadian Investment Award for its Science and Technology Equity Fund.

•	Completed the purchase of Pyrford International plc, a United Kingdom-based institutional asset manager, expanding the group’s international asset management capabilities outside of North America.

•	Announced an agreement with Phoenix Companies, Inc. under which Harris would take an equity position in Virtus Investment Partners, Inc., Phoenix’s wholly owned asset management subsidiary, to further expand PCG’s asset management capabilities.

2009 Group Objectives
•	Satisfy our clients’ needs by continuing our high level of internal collaboration and referrals.

•	Expand our sales force and improve its productivity to drive revenue growth.

•	Innovate within sales channels and enhance products and solutions to satisfy clients’ needs.

BMO Financial Group 191st Annual Report 2008 | 53

MANAGEMENT’S DISCUSSION AND ANALYSIS
Business Environment and Outlook
Canadian and U.S. stock markets declined through 2008 and experienced significant volatility at the end of the year. Accordingly, the overall investment climate was unfavourable for much of the year. This translated into a decline in client assets and an increase in cash holdings as clients waited for markets to stabilize.
          We expect the Canadian economy to recover modestly in the latter half of 2009 and the U.S. economy to continue contracting in the first half before improving slightly as housing markets stabilize and credit conditions ease. Recent difficulties in credit markets and weakness in the U.S. housing market will likely contribute to continued volatility in equity markets.
          Despite the current market volatility, the North American wealth management industry remains an attractive business over the long term, with the high net worth and aging baby boomer segments becoming increasingly significant.

Private Client Group Financial Results
Private Client Group net income of $395 million matched the record results of 2007. Current year results included $31 million ($19 million after tax) of charges associated with actions taken to support U.S. clients in the difficult capital markets environment. Adjusting for the impact of the charges, net income increased $19 million or 5% to $414 million in a challenging economic environment.
          Revenue of $2,067 million increased $15 million or 1% and $46 million or 2%, excluding the impact of the charges. Net interest income increased $59 million or 9%, primarily due to higher deposit balances in the brokerage businesses and term investment products. Non-interest revenue decreased $44 million or 3%, and $13 million or 1% adjusted for the charges, primarily due to lower commission revenue in the brokerage businesses. This was partially offset by higher trust and investment revenue in North American Private Banking. Effective December 1, 2007, BMO Mutual Funds began absorbing the operating expenses of its funds in return for a fixed administration fee. This had the effect of increasing both non-interest revenue and expenses. The weaker U.S. dollar reduced revenue growth by $19 million or 1 percentage point.
          Non-interest expense of $1,477 million increased $31 million or 2%. The increase in expenses was primarily attributable to the impact of the fixed mutual fund administration fee, partially offset by lower revenue-based costs in line with lower revenue. The group continues to focus on expense management in the current market environment, balanced with investments in the sales force and supporting technology to drive future revenue growth. The weaker U.S. dollar reduced expense growth by $12 million or 1 percentage point.
          Adjusted for the charges, the group’s cash productivity ratio was relatively unchanged from the prior year.
          All amounts in the following paragraph are stated in U.S. dollars.
          U.S. operations recorded a net loss of US$6 million in 2008.
Adjusted for the charges related to support for U.S. clients, net income was US$9 million, an improvement of US$9 million from the prior year. Revenue, adjusted for the charges, was relatively unchanged in a difficult market environment. Trust and investment revenue in Harris Private Bank grew 4% over the prior year, the impact of which was offset by lower fee-based revenue in Harris Investment Management. Net interest income remained relatively unchanged from the prior year as strong growth in loans was offset by a decline in loan spreads. Expenses declined US$13 million, primarily due to lower incentive compensation and active expense management.
Private Client Group (Canadian $ in millions, except as noted)

Reported				Change from 2007
As at or for the year ended October 31	2008	2007	2006	$	%

Net interest income (teb)	671	612	570	59	9
Non-interest revenue	1,396	1,440	1,324	(44)	(3)

Total revenue (teb)	2,067	2,052	1,894	15	1
Provision for credit losses	4	3	3	1	32
Non-interest expense	1,477	1,446	1,363	31	2

Income before income taxes	586	603	528	(17)	(3)
Income taxes (teb)	191	208	187	(17)	(9)

Net income	395	395	341	–	–

Amortization of intangible assets (after tax)	4	4	5	–	–

Cash net income	399	399	346	–	–

Net economic profit	281	273	221	8	3
Return on equity (%)	36.4	34.0	29.4		2.4
Cash return on equity (teb) (%)	36.7	34.3	29.8		2.4
Cash operating leverage (%)	(1.6)	2.2	2.0		nm
Productivity ratio (teb) (%)	71.5	70.4	71.9		1.1
Cash productivity ratio (teb) (%)	71.2	70.2	71.6		1.0
Net interest margin on earning assets (%)	8.98	9.66	9.99		(0.68)
Average earning assets	7,474	6,352	5,703	1,122	18
Average loans and acceptances	6,726	5,637	5,114	1,089	19
Average deposits	50,440	45,304	43,323	5,136	11
Assets under administration	131,289	139,060	153,859	(7,771)	(6)
Assets under management	99,428	106,174	105,425	(6,746)	(6)
Full-time equivalent staff	4,535	4,362	4,202	173	4

nm – not meaningful

U.S. Business Selected Financial Data (US $ in millions)
				Change from 2007
As at or for the year ended October 31	2008	2007	2006	$	%

Total revenue	217	243	243	(26)	(11)
Non-interest expense	230	243	242	(13)	(6)
Net income	(6)	–	1	(6)	(+100)
Cash net income	(5)	2	3	(7)	(+100)
Average earning assets	2,142	1,945	1,932	197	10
Average loans and acceptances	2,120	1,903	1,889	217	11
Average deposits	1,155	1,128	1,314	27	2

54 | BMO Financial Group 191st Annual Report 2008

BMO Capital Markets (BMO CM)

Who We Are
BMO Capital Markets combines all of our businesses serving a broad range of corporate, institutional and government clients domestically and internationally. We serve clients from our offices in Canada, the United States, the United Kingdom, Europe, Australia, Asia and South America. We offer complete financial solutions, drawing upon our expertise in areas including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions (M&A) advisory services, merchant banking, securitization, treasury and market risk management, foreign exchange, derivatives, debt and equity research and institutional sales and trading.

“We excel at using our knowledge, skills and ideas to clarify financial matters and develop and deliver solutions that help our clients realize their ambitions.”
TOM MILROY CHIEF EXECUTIVE OFFICER BMO CAPITAL MARKETS
Strengths and Value Drivers
•	Well-established franchise with a leadership position in certain industries and products and a reputation for quality advice.
•	Top-tier equity research, sales and trading capabilities.
•	Significant investment and corporate banking presence in the U.S. Midwest.
•	Cross-border capabilities with the ability to leverage North American expertise.
Challenges
•	Continuation of the volatility and distress in the global credit markets.
•	Slowing of the global economy due to a recession and the uncertainty of the financial system restructuring.
•	Mature and competitive Canadian financial markets.
•	Highly competitive landscape of the U.S. and international markets.
Our Major Lines of Business
Investment and Corporate Banking services include strategic advice on mergers and acquisitions, restructurings and recapitalizations, as well as providing valuation and fairness opinions. We provide capital-raising services through debt and equity underwriting. We also provide a full range of loan and debt products, balance sheet management solutions and treasury management services. In support of our clients’ international business activities, we provide trade finance and risk mitigation services. We also offer a wide range of banking and other operating services to international and domestic financial institutions.
Trading Products services include sales, trading and research activities. We provide integrated debt, foreign exchange, interest rate, credit, equity, securitization and commodities solutions to wholesale, commercial and retail clients. In addition, we provide efficient funding and liquidity management to BMO Financial Group and its clients, as well as new product development, proprietary trading and origination.

VISION
To be the investment and corporate bank that defines great customer experience by enabling our clients to fulfill their ambitions.
PATH TO DIFFERENTIATION
•	Ability to serve a broad range of core Canadian issuer and investor client needs with an integrated capital markets offering.
•	Successful, stable and trustworthy universal North American banking model.
•	Ability to serve U.S. mid-market clients with an integrated offer, given the restructuring of the U.S. financial market.
•	Ability to leverage capabilities to be a leading competitor in niche markets in North America and globally.
•	Nimble and responsive execution, with an ability to react quickly to evolving market and client needs.
STRATEGIES
•	Increase focus on core clients by emphasizing our areas of strength in niche North American and global markets.
•	Maintain a diversified, dynamic portfolio of businesses that serves the evolving needs of our core clients.
•	Better serve clients by creating a more focused and integrated North American capital markets business.
•	Continue to optimize our businesses to generate appropriate risk-adjusted returns.
•	Build strong risk management capabilities through solid partnerships and enhanced risk transparency.

Key Performance Metrics and Drivers	2008	2007	2006

Trading products revenue($ millions)	993	281	1,370
Equity block trading dollar value($ billions)	118	116	92
Investment and Corporate Banking and other revenue($ millions)	1,419	1,688	1,410
Equity underwriting participation (deals) (1)	140	276	267
Debt underwriting participation (deals) (1)	121	110	143
Average loans and acceptances ($ billions)	85.0	69.6	55.0
Canadian equity research ranking (2)	#1	#1	#1

(1) Canadian issuers in North America.
(2) Brendan Wood International survey.
BMO Financial Group 191st Annual Report 2008 | 55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Mergers and Acquisitions (M&A) Market (1)	U.S. Revenues	North American Debt Underwriting — Canadian Issuers ($ billions)	Return on Equity (%)

M&A activity decreased due to market conditions.	Solid performance in U.S. businesses despite difficult market conditions.	Continued strong participation in corporate debt markets.	ROE reflected the deterioration in capital markets.

2008 Group Objectives and Achievements
Continue to grow BMO Capital Markets U.S. revenues by increasing product penetration, improving cross-selling to the U.S. client base, expanding trading activities and enhancing client coverage of key segments, with a focus on growing fee-based revenues.
•	Configured our U.S. lending business to focus on our core clients, emphasizing our profitable, multi-product relationships.

•	Advised United States Sugar Corporation on multi-billion-dollar land sale to support Florida Everglades restoration.

•	Named by StarMine in February 2008 as the number-two stock picker in the United States for 2007, based on coverage of stocks in the S&P 500.
Implement a number of high-value initiatives to drive earnings growth in our Trading Products line of business.
•	Reorganized our Canadian and U.S. equity products and research group to provide an integrated North American research, sales and trading platform to our global client base.

•	Demonstrated what can be achieved by bringing together the strengths of BMO Financial Group for the benefit of our clients and shareholders by partnering with BMO Mutual Funds in the creation of the BMO Lifestages Plus Fund, raising over $1 billion in 14 months. We also led multiple notable transactions in 2008 including the $130 million initial public offering of Cymbria Corporation.

•	Doubled the size of our U.S. municipal bonds business through the acquisition of Griffin, Kubik, Stephens & Thompson Inc.
Maintain Canadian leadership in the high-return fee businesses of mergers and acquisitions, equity and debt underwriting and securitization.
•	Named Best Investment Bank in Canada by Global Finance magazine.
•	Hosted 17th annual BMO Capital Markets Global Metals & Mining conference, which attracted more than 1,200 attendees from six continents.

•	Bookrunner on the IPO of Franco-Nevada by Newmont Mining, the largest-ever mining IPO in North America.
Other Achievements
•	Ranked as the top Equity Research Group in Canada for the 28th consecutive year in the Brendan Wood International Survey of Institutional Investors.

•	We will be opening our first subsidiary in India, located in Mumbai. Our expanded presence in India will help to facilitate strategic dialogue between issuers in high-growth regions and our core clients and markets, primarily in North America.

•	Participated in 162 corporate and government debt transactions that raised $126 billion. Raised $45 billion through participation in 197 equity transactions.

•	Advised on 54 completed mergers and acquisitions in North America totalling $46 billion.
2009 Group Objectives
•	Increase our focus on core profitable clients.

•	Optimize our capital.

•	Improve our risk-return profile.

•	Improve our return on equity while securing our future growth.

Business Environment and Outlook
Fiscal 2008 was very challenging for BMO Capital Markets. The difficulties and related volatility in global credit markets that began in August 2007 continued to negatively affect our earnings. As capital markets conditions deteriorated, we recorded losses related to certain trading activities and valuation adjustments. The North American economy weakened sharply and, given the uncertain economic outlook, investment banking volumes declined from the higher levels of recent years. Despite difficult market conditions, there was very strong performance in our interest-rate-sensitive businesses and foreign exchange trading businesses during the year. We also reduced the size and risk profile of our commodities portfolio, which had incurred large losses in the previous year. Further, in our efforts to improve the risk-return profile of our businesses, we also reduced the size and risk exposure of our core credit trading business, securitization business and structured investment vehicles (SIVs). During the year, corporate banking assets continued to grow, mainly due to clients accessing undrawn commitments. In our lending business, approximately 20% of our U.S. authorizations were designated as non-core in the third quarter and we

56 | BMO Financial Group 191st Annual Report 2008

continue to pursue reduction opportunities. As a result of these initiatives, we eliminated a number of positions within BMO Capital Markets.
          Following the bankruptcy of Lehman Brothers Holdings Inc. (Lehman Brothers), the largest bankruptcy in U.S. history, equity markets declined dramatically in October 2008, reflecting difficult credit market conditions, massive deleveraging in hedge funds and financial institutions, and redemptions in the mutual fund industy. The current weakness in financial markets will slow global economic growth, and it is uncertain how long these conditions will last.
          Looking forward, we expect a recession in the United States, which will likely spread to Canada, with only a modest recovery anticipated in the latter half of 2009. The economic slowdown has dampened demand for commodities, affecting the formerly thriving commodity-related sectors of our economy and weakening the Canadian dollar. Volatility in the currency markets should be favourable to our currency trading businesses. Weakness in capital markets will likely extend into the first half of 2009, which will prove challenging to our fee-based businesses. The cost of capital remains high, reducing the attractiveness of acquisitions and leveraged buyouts, and this will impact the level of mergers and acquisitions activity. Our focus in 2009 will be to improve performance by maintaining a diversified, dynamic portfolio of businesses serving the needs of our core clients. Growth in fiscal 2009 will depend on the performance of financial and commodity markets, as well as general economic activity and business confidence.

BMO Capital Markets Financial Results
BMO Capital Markets net income increased $275 million to $692 million. Results in 2008 were affected by charges of $594 million ($400 million after tax) related to the deterioration in capital markets. Results in 2007 were affected by charges of $318 million ($211 million after tax) related to the capital markets environment as well as charges of $853 million ($440 million net of compensation adjustments and taxes) related to commodities losses.
          During the year, we refocused our businesses with the goal of improving our risk-return profile and concentrating on core profitable client relationships.
          Revenue increased $443 million or 23% to $2,412 million. The weaker U.S. dollar reduced revenue by $20 million. Non-interest revenue increased $238 million or 24% over the previous year. Trading revenues were significantly higher, driven by improvements in commodities trading as management successfully reduced the size and risk profile of the commodities portfolio. However, gains in trading were partially offset by lower investment banking revenues, particularly lower merger and acquisition fees and equity underwriting fees. The market environment was much more favourable in the prior year and conditions remain challenging for our fee-based businesses. Net securities gains declined from a year ago due to large losses recorded in the current year, including write-downs on Apex and our capital notes in the SIVs.
          Net interest income increased $205 million or 21%. Revenues from our interest-rate-sensitive businesses were significantly higher and trading net interest income also increased, partially offset by lower corporate banking net interest income and increased funding costs. Corporate banking assets grew during the year, primarily due to clients accessing undrawn commitments. Corporate banking revenues were lower as a result of higher funding costs and reduced cash collections from impaired loans, partially offset by increased revenues due to higher asset volumes. Net interest margin was higher than a year ago due to increased trading net interest income and higher spreads in our interest-rate-sensitive businesses.
          The provision for credit losses was $117 million, compared with $77 million in 2007, largely due to asset growth in the loan portfolio. BMO’s practice is to charge loss provisions to the client operating groups each year using an expected loss provisioning methodology based on each group’s share of expected credit losses over an economic cycle. Corporate Services is generally charged (or credited) with differences between expected loss provisions charged to the client operating groups and provisions required under GAAP.
          Non-interest expense increased $178 million or 11% to $1,752 million, primarily due to increased employee costs and higher allocated costs. Included in employee compensation costs was severance of $28 million ($19 million after tax) in the third quarter. The weaker U.S. dollar reduced expense by $40 million.
BMO Capital Markets (Canadian $ in millions, except as noted)

Reported			Change from 2007
As at or for the year ended October 31	2008	2007	2006	$	%

Net interest income (teb)	1,179	974	773	205	21
Non-interest revenue	1,233	995	2,007	238	24

Total revenue (teb)	2,412	1,969	2,780	443	23
Provision for credit losses	117	77	79	40	52
Non-interest expense	1,752	1,574	1,612	178	11

Income before income taxes	543	318	1,089	225	71
Income taxes (recovery) (teb)	(149)	(99)	237	(50)	(50)

Net income	692	417	852	275	66

Amortization of intangible assets (after tax)	1	1	1	–	–

Cash net income	693	418	853	275	66

Net economic profit	91	(139)	359	230	+100
Return on equity (%)	12.2	7.7	18.5		4.5
Cash return on equity (%)	12.2	7.7	18.5		4.5
Cash operating leverage (%)	11.2	(26.9)	(7.5)		nm
Productivity ratio (teb) (%)	72.6	79.9	58.0		(7.3)
Cash productivity ratio (teb) (%)	72.6	79.9	57.9		(7.3)
Net interest margin on earning assets (%)	0.67	0.60	0.62		0.07
Average common equity	5,305	4,972	4,481	333	7
Average earning assets	176,080	162,309	124,782	13,771	8
Average loans and acceptances	85,009	69,645	55,042	15,364	22
Average deposits	105,984	94,019	77,027	11,965	13
Assets under administration	90,188	57,590	58,774	32,598	57
Assets under management	9,294	23,233	28,044	(13,939)	(60)
Full-time equivalent staff	2,465	2,365	2,213	100	4

   nm – not meaningful
U.S. Business Selected Financial Data (US $ in millions)

		Change from 2007
As at or for the year ended October 31	2008	2007	2006	$	%

Total revenue	1,173	490	1,156	683	+100
Non-interest expense	721	635	632	86	14
Net income	279	(45)	311	324	+100
Average earning assets	69,411	53,238	37,604	16,173	30
Average loans and acceptances	41,724	29,058	21,959	12,666	44
Average deposits	36,335	24,920	16,620	11,415	46

          Results for the year benefited from by the group’s recovery of prior-period income taxes, which were up $119 million from 2007.
          The group’s productivity ratio improved from 79.9% to 72.6% due to the increase in revenue in 2008.
          Net income from U.S. operations improved US$324 million to US$279 million, as results in 2007 included the commodities losses.

BMO Financial Group 191st Annual Report 2008 | 57

MANAGEMENT’S DISCUSSION AND ANALYSIS
Corporate Services, including Technology and Operations
Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. Our operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
          Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Results
Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups, and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined above.
          Corporate Services net loss for the year was $525 million, compared with a net loss of $64 million in 2007. The increased loss was largely due to higher provisions for credit losses, including a $260 million ($166 million after tax) increase in the general allowance, compared with a $50 million ($33 million after tax) increase in the prior year. Non-interest expense was $171 million lower, largely related to a $159 million ($103 million after tax) restructuring charge in 2007.
          As explained on page 38, BMO analyzes revenues on a teb basis at the operating group level, with an offsetting adjustment in Corporate Services. Results reflect teb reductions in net interest income and related income taxes of $195 million, $180 million and $127 million for 2008, 2007 and 2006, respectively.
          BMO’s practice is to charge loss provisions to the operating groups each year, using an expected loss provisioning
Corporate Services, including Technology and Operations
(Canadian $ in millions, except as noted)

				Change from 2007
As at or for the year ended October 31	2008	2007	2006	$	%

Net interest income (teb)	(747)	(539)	(279)	(208)	(39)
Non-interest revenue	446	215	105	231	+100

Total revenue (teb)	(301)	(324)	(174)	23	7
Provision for (recovery of) credit losses	825	(85)	(250)	910	+100
Non-interest expense	73	244	131	(171)	(70)

Income before income taxes and non-controlling interest in subsidiaries	(1,199)	(483)	(55)	(716)	(+100)
Income taxes (recovery) (teb)	(748)	(494)	(324)	(254)	(52)
Non-controlling interest	74	75	76	(1)	(2)

Net income (loss)	(525)	(64)	193	(461)	(+100)

Full-time equivalent staff	9,376	8,806	9,174	570	6

U.S. Business Selected Financial Data
(US$ in millions)				Change from 2007
As at or for the year ended October 31	2008	2007	2006	$	%

Total revenue	(144)	(142)	(118)	(2)	(2)
Provision for (recovery of) credit losses	783	17	(84)	766	+100
Non-interest expense	(68)	9	24	(77)	(+100)
Income taxes (recovery)	(327)	(81)	(75)	(246)	(+100)
Net loss	(550)	(105)	(1)	(445)	(+100)

methodology based on each group’s share of expected credit losses over an economic cycle. Corporate Services is generally charged (or credited) with differences between expected loss provisions charged to the client operating groups and provisions required under GAAP.

Financial Condition Review
Summary Balance Sheet ($ millions)

As at October 31	2008	2007	2006	2005	2004

Assets
Cash resources	21,105	22,890	19,608	20,721	18,045
Securities	100,138	98,277	67,411	57,034	49,849
Net loans and acceptances	214,995	201,188	190,994	174,337	156,248
Other assets	79,812	44,169	41,965	41,770	36,764

	416,050	366,524	319,978	293,862	260,906

Liabilities and Shareholders’ Equity
Deposits	257,670	232,050	203,848	193,793	175,190
Other liabilities	134,761	114,330	96,743	82,158	69,005
Subordinated debt	4,315	3,446	2,726	2,469	2,395
Preferred share liability	250	250	450	450	450
Capital trust securities	1,150	1,150	1,150	1,150	1,150
Shareholders’ equity	17,904	15,298	15,061	13,842	12,716

	416,050	366,524	319,978	293,862	260,906

Total assets increased $49.5 billion or 13.5% from last year to $416.0 billion at October 31, 2008. There was a $35.6 billion increase in other assets, a $13.8 billion increase in net loans and acceptances, a $1.9 billion increase in securities and a $1.8 billion decrease in cash resources. The stronger U.S. dollar increased assets (and liabilities and shareholders’ equity) by $47.4 billion.
          Total liabilities and shareholders’ equity increased $49.5 billion or 13.5%. There was a $25.6 billion increase in deposits, a $20.4 billion increase in other liabilities, a $0.9 billion increase in subordinated debt and a $2.6 billion increase in shareholders’ equity.
Securities ($ millions)

As at October 31	2008	2007	2006	2005	2004

Investment	–	–	14,166	12,936	15,017
Trading	66,032	70,773	51,820	44,087	34,821
Available-for-sale	32,115	26,010	–	–	–
Other	1,991	1,494	1,414	–	–
Loan substitute	–	–	11	11	11

	100,138	98,277	67,411	57,034	49,849

Available-for-sale securities increased $6.1 billion from $26.0 billion in 2007, primarily due to the increase in BMO-underwritten Canadian mortgages held in the form of government-insured mortgage-backed securities and the reclassification of $2.0 billion in trading securities to available-for-sale. Trading securities decreased $4.7 billion to $66.0 billion. There were lower holdings of asset-backed commercial paper and equity positions in support of equity derivatives, as well as a reduction due to the impact of the reclassification of securities from trading to available-for-sale. These factors were partially offset by the effect of the stronger U.S. dollar and a change in the asset mix that lowered

58  |  BMO Financial Group 191st Annual Report 2008

Net Loans – Excluding Securities Borrowed or Purchased under Resale Agreements ($ billions)	Portfolio Diversification – Gross Loans and Acceptances*	Deposits from Individuals ($ billions)	Shareholders’ Equity ($ billions)
*Excluding securities borrowed or purchased under resale agreements

The stronger U.S. dollar accounted for $14 billion of loan growth.	The portfolio remains well diversified, with a lower level of residential mortgages than in prior years.	The increase in 2008 reflects growth in term investments and the $4.5 billion impact of the stronger U.S. dollar.	The increase was due to shares issued to acquire Ozaukee and to a decline in accumulated other comprehensive loss.

investments in reverse repurchase agreements in favour of investing in the securities that had served as collateral on the loans. Within the trading securities portfolio, there was a shift away from corporate debt and equity into more stable and secure Canadian and U.S. government securities.
Loans and Acceptances ($ millions)

As at October 31	2008	2007	2006	2005	2004

Residential mortgages	49,343	52,429	63,321	60,871	56,444
Consumer instalment and other personal loans	43,737	33,189	30,418	27,929	24,887
Credit cards	2,120	4,493	3,631	4,648	3,702
Businesses and governments	84,151	62,650	56,030	47,803	44,559
Acceptances	9,358	12,389	7,223	5,934	5,355
Securities borrowed or purchased under resale agreements	28,033	37,093	31,429	28,280	22,609

Gross loans and acceptances	216,742	202,243	192,052	175,465	157,556
Allowance for credit losses	(1,747)	(1,055)	(1,058)	(1,128)	(1,308)

Net loans and acceptances	214,995	201,188	190,994	174,337	156,248

Net loans and acceptances increased $13.8 billion to $215.0 billion, which reflected approximately $17 billion in growth due to the impact of the stronger U.S. dollar. Loans to businesses and governments, including acceptances, increased $18.5 billion due to growth in demand from businesses and other financial institutions. Consumer instalment and other personal loans increased $10.5 billion, reflecting healthy personal lending markets and growth from acquisitions. The consumer portfolio remains well diversified, with growth in both Canada and the United States. Residential mortgages decreased $3.1 billion, reflecting the conversion of BMO-underwritten Canadian mortgages to government-insured mortgage-backed securities. Credit card loans decreased $2.4 billion, reflecting securitization activity during the year. Securities borrowed or purchased under resale agreements decreased $9.1 billion as a result of lower trading volume.
          Table 11 on page 96 provides a comparative summary of loans by geographic location and product. Table 13 on page 97 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on page 41 and further details on loans are provided in Notes 4, 5 and 7 to the financial statements, starting on page 113.
Other Assets
Other assets increased $35.6 billion to $79.8 billion, primarily due to derivative financial instrument assets. The year-over-year increase in derivative assets and liabilities of $33.0 billion and $26.5 billion, respectively, was primarily due to movements in interest rates, foreign exchange rates and underlying equity values as well as client-driven volume. Volatility in exchange and interest rates increases the value of derivative assets and liabilities, usually comparably. These positions are managed with other trading assets, and any changes in volume and value of the derivative instruments are generally offset by changes in the associated trading assets.
Deposits ($ millions)

As at October 31	2008	2007	2006	2005	2004

Banks	30,346	34,100	26,632	25,473	20,654
Businesses and governments	136,111	121,748	100,848	92,437	79,614
Individuals	91,213	76,202	76,368	75,883	74,922

	257,670	232,050	203,848	193,793	175,190

Deposits increased $25.6 billion to $257.7 billion. The stronger U.S. dollar increased deposits by $24.3 billion. Deposits from businesses and governments, which account for 53% of total deposits, increased $14.4 billion and deposits from individuals, which account for 35% of total deposits, increased $15.0 billion. Deposits by banks, which account for 12% of total deposits, decreased $3.8 billion. Further details on the composition of deposits are provided in Note 15 on page 130 of the financial statements and in the Liquidity and Funding Risk section on page 81.
Other Liabilities
Other liabilities increased $20.4 billion to $134.8 billion. Derivative-related liabilities increased $26.5 billion, increasing at a rate lower than the increase in derivative-related assets. Acceptances decreased $3.0 billion and there was a $2.0 billion increase in other liabilities. Securities sold but not yet purchased decreased $6.2 billion and securities lent or sold under repurchase agreements increased $1.2 billion, both due to lower trading volume. Further details on the composition of other liabilities are provided in Note 16 on page 131 of the financial statements.
Subordinated Debt
Subordinated debt increased $0.9 billion to $4.3 billion. There was one new issuance in 2008, as detailed in Note 18 on page 132 of the financial statements.
Shareholders’ Equity
Shareholders’ equity increased $2.6 billion to $17.9 billion. The increase was largely related to a decrease in accumulated other comprehensive loss as a result of exchange gains on our net investment in foreign operations, and to higher share capital and retained earnings. BMO’s Consolidated Statement of Changes in Shareholders’ Equity on page 106 provides a summary of items that increase or reduce shareholders’ equity, while Note 21 on page 135 of the financial statements provides details on the components of and changes in share capital. Details of our enterprise-wide capital management practices and strategies can be found on page 60.

BMO Financial Group 191st Annual Report 2008  |  59

MANAGEMENT’S DISCUSSION AND ANALYSIS
Enterprise-Wide Capital Management
Capital Management Framework
Our capital management framework is designed to maintain a strong capital position in a cost-effective structure that: meets our target regulatory capital ratios; meets our internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds long-term shareholder value. Our approach includes establishing limits, goals and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain the most cost-effective capital structure possible. Our disciplined approach to capital management supports our long-standing commitment to enhance shareholder value.
          The key elements of our capital management framework are approved by the Board pursuant to its annual review of our capital management corporate policy and capital plan, which includes the results of the Internal Capital Adequacy Assessment Process (ICAAP). The ICAAP was formally implemented in 2008 to meet the requirements of Basel II, which was adopted in Canada on November 1, 2007. The ICAAP is an integrated process employed to evaluate capital adequacy, and establishes capital targets and capital strategies that take into consideration the strategic direction and risk appetite of the organization. The ICAAP and capital plan are developed in conjunction with BMO’s annual business plan, ensuring an alignment between our business strategies, regulatory capital and economic capital requirements, and capital availability. Assessments of actual and forecast capital adequacy are monitored against the capital plan throughout the year, and the capital plan is updated based on changes in our business activities, risk profile or operating environment.
          BMO uses both regulatory capital and economic capital to evaluate business performance and as the basis for strategic, tactical and transactional decision-making. By allocating capital to operating units and measuring their performance with respect to the capital necessary to support the risks in their business, we maximize our risk-adjusted return to shareholders. We also ensure that we maintain a well-capitalized position to protect our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources in the high-return, strategic growth activities of our operating groups. Capital in excess of what is necessary to support our line of business activities is held in Corporate Services.
Regulatory Capital Review
A new regulatory capital management framework was implemented in Canada on November 1, 2007. The new framework, Basel II, replaced Basel I, the framework utilized for the past 20 years. The Basel II methodology was applied prospectively, effective November 1, 2007, and prior-year data is not available on a comparable basis.
          Basel II is an important step in the alignment of regulatory and economic capital requirements. It represents an improvement over Basel I in that it established regulatory capital requirements that are more sensitive to a bank’s risk profile. The Office of the Superintendent of Financial Institutions (OSFI), our regulator, approved BMO’s application to apply the Advanced Internal Ratings Based (AIRB) Approach for calculations related to credit risk in our portfolio and the Standardized Approach for calculations related to operational risk. We were granted a waiver, ending after fiscal 2010, to apply the Standardized Approach in determining the credit risk-weighted assets of our subsidiary Harris Bankcorp, Inc.
          The AIRB Approach is the most advanced of the approaches to determining credit risk capital requirements under Basel II. It utilizes more sophisticated techniques to measure risk-weighted assets at the borrower level, based on sound risk management principles, including consideration of estimates of the probability of default, the likely loss given a default, exposure at the time of

The Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple are the primary capital measures monitored by OSFI.
The Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
The Total Capital Ratio is defined as total capital divided by risk-weighted assets.
The Assets-to-Capital Multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital.
default, term to maturity and the type of Basel Asset Class exposure. These risk parameters are determined using historical portfolio data supplemented by benchmarking, and are updated periodically. The validation procedures related to these parameters are in place and are enhanced periodically in order to appropriately quantify and differentiate risks so that they reflect changes in economic and credit conditions. Basel I utilized an approach where risk-weighted assets were determined primarily based on balance sheet volumes rather than credit quality.
          Under the Standardized Approach, operational risk capital requirements are determined by the size and type of our lines of business. Gross income, as defined under Basel II, serves as a proxy for the size of the line of business and an indicator of operational risk. Gross income is segmented into eight regulatory business lines by business type, and each segment amount is multiplied by a corresponding factor prescribed by the Basel II framework to determine its operational risk capital requirement.
          The methodology for determining risk-weighted assets related to market risk did not change materially between Basel I and Basel II.
          Total risk-weighted assets on a Basel II basis were $191.6 billion at October 31, 2008. Credit risk represents the most significant contributor to BMO’s risk-weighted assets. In 2009, we anticipate continued disciplined growth in risk-weighted assets and deployment of capital to strategically advantaged businesses. The table below provides a breakdown of our risk-weighted assets by risk type.
Risk-Weighted Assets ($ millions)

2008

Credit risk	163,616
Market risk	11,293
Operational risk	16,699

Total risk-weighted assets	191,608

Tier 1 capital represents more permanent forms of capital, and primarily includes common shareholders’ equity, preferred shares and innovative hybrid instruments, less a deduction for goodwill and excess intangible assets and certain other deductions required under Basel II. Our Tier 1 capital was $18.7 billion as at October 31, 2008.
          Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investments in non-consolidated subsidiaries and substantial investments. Total capital was $23.3 billion as at October 31, 2008.
          As of November 1, 2008, investments in non-consolidated entities and substantial investments, excluding insurance subsidiaries, are subject to a 50% deduction from Tier 1 capital and a 50% deduction from Tier 2 capital. The change would have reduced our Tier 1 Capital Ratio by 11 basis points if it had been implemented on October 31, 2008.

60  |  BMO Financial Group 191st Annual Report 2008

Basel II Regulatory Capital ($ millions)

2008

Common shareholders’ equity	15,974
Non-cumulative preferred shares	1,996
Innovative Tier 1 Capital instruments	2,486
Non-controlling interest in subsidiaries	39
Goodwill and excess intangible assets	(1,635)
Accumulated net after-tax unrealized loss from available-for-sale equity securities	(15)

Net Tier 1 Capital	18,845
Securitization-related deductions	(115)
Expected loss in excess of allowance (AIRB Approach)	–
Other deductions	(1)

Adjusted Tier 1 Capital	18,729

Subordinated debt	4,175
Trust subordinated notes	800
Eligible portion of general allowance for credit losses	494

Total Tier 2 Capital	5,469
Securitization-related deductions	(6)
Investments in non-consolidated subsidiaries/substantial investments	(871)

Adjusted Tier 2 Capital	4,592

Total Capital	23,321

The Tier 1 Capital Ratio is our key measure of capital adequacy. Our Tier 1 Capital Ratio was 9.77% as at October 31, 2008. The ratio is strong and was well above our target for 2008 of maintaining a ratio of at least 8.0%. In 2009, our target continues to be to maintain a strong regulatory position, with a Tier 1 Ratio in excess of 8.0%.
          Our Total Capital Ratio was 12.17% as at October 31, 2008. Both our Tier 1 and Total Capital Ratios remain well above OSFI’s stated minimum capital ratios of 7% and 10%, respectively, for a well-capitalized financial institution. BMO’s Assets-to-Capital Multiple was 16.4 as at October 31, 2008. The multiple remains well below the maximum permitted by OSFI.
Capital Measures
Note:	2004-2007 under Basel I; 2008 under Basel II. There is no comparability between 2008 and the prior years. On a Basel I basis, at October 31, 2008, our Tier I Capital Ratio was 9.41%, our Total Capital Ratio was 12.06% and our Assets-to-Capital Multiple was 16.2.
          As a result of the implementation of Basel II in fiscal 2008, amounts reported for risk-weighted assets, capital and capital ratios are not comparable on a year-over-year basis. On a Basel I basis, at October 31, 2008 our Tier 1 Capital Ratio was 9.41% and our Total Capital Ratio was 12.06%. In fiscal 2007, they were 9.51% and 11.74%, respectively.
          As noted in the Provisions for Income Taxes section, BMO hedges the foreign exchange risk arising from our net investment in our U.S. operations by funding the net investment in U.S. dollars. This strategy reduces the impact on BMO’s capital ratios of changes in foreign exchange rates, as the effect of foreign currency adjustments to Tier 1 capital arising from an increase or decrease in the value of the Canadian dollar is largely offset by the change in the Canadian dollar equivalent of U.S.-dollar-denominated risk-weighted assets.
Economic Capital Review
Economic capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur if adverse situations arise, and allows returns to be adjusted for risks. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. For further discussion of these risks, refer to the Enterprise-Wide Risk Management section on page 73. Economic capital is a key element of our risk-based capital management and ICAAP process.

Total Economic Capital by Risk Type	Total Economic Capital by Operating Group
As at October 31, 2008	As at October 31, 2008

Credit risk remains the largest component of economic capital by risk type.	BMO Capital Markets carried the largest share of economic capital in 2008.

Capital Management Activities
As part of ongoing efforts to manage capital on a cost-effective basis, BMO undertook a number of issuances and redemptions during 2008. We issued $250 million of 5.80% Class B Preferred shares, Series 15 and $300 million of 5.20% Class B Preferred shares, Series 16. On November 25, 2008, we announced a public offering of $150 million of 6.50% Class B Preferred shares, Series 18. We also issued $900 million of Series F Medium-Term Notes, First Tranche. We redeemed our $150 million 5.75% Debentures, Series A MTN, Second Tranche in fiscal 2008 and our $250 million Class B Preferred shares, Series 6 on November 25, 2008. Further details are provided in Notes 18 and 21 on pages 132 and 135 of the financial statements.
           On September 4, 2008, we announced a new normal course issuer bid, commencing September 8, 2008 and ending September 7, 2009, under which we may repurchase for cancellation up to 15 million BMO common shares, representing approximately 3% of our common shares. No common shares were repurchased under our previous 12-month normal course issuer bid, which expired on September 5, 2008.
          Our share repurchase program is primarily used to offset, over time, the impact of dilution caused by issuing shares through the exercise of stock options, our dividend reinvestment plan and exchangeable shares. During the year ended October 31, 2008, 7.5 million shares were issued as consideration for the Ozaukee acquisition and for the reasons mentioned above. In 2007, BMO repurchased 2.2 million more shares than were issued.

BMO Financial Group 191st Annual Report 2008 | 61

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dividends
BMO’s target dividend payout range is 45% to 55% of net income available to common shareholders, the highest among Canada’s major banks. The target is reflective of our confidence in our continued ability to grow earnings and our strong capital position. Dividends are generally increased in line with long-term trends in earnings per share growth, while sufficient earnings are retained to support anticipated business growth, fund strategic investments and provide continued support for depositors.
          Dividends declared per common share in 2008 totalled $2.80, up 3.3% from $2.71 in 2007. Dividends declared in 2008 represent 74.0% of net income available to common shareholders, above our target dividend payout range of 45% to 55%. At year-end, BMO’s common shares provided a 6.51% annual dividend yield based on the closing share price. On November 25, 2008, BMO’s Board of Directors declared a quarterly dividend on common shares of $0.70 per share, unchanged from the prior quarter.
          Until we have a better understanding of the likely length and extent of the current economic slowdown, we do not anticipate increasing common share dividends. We believe the current dividend rate is appropriate, based on BMO’s earning power, and we continue to focus on improving our core business performance to return the dividend payout ratio to our target range.
Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid on both its common and preferred shares after December 31, 2005, and all dividends (including deemed dividends) paid thereafter, as “eligible dividends” unless BMO indicates otherwise.
Outstanding Shares and Securities Convertible
into Common Shares

	Number of shares		Dividends declared per share

As at November 19, 2008	or dollar amount		2008		2007		2006

Common shares		506,053,000		$2.80		$2.71		$2.26
Class B Preferred shares
Series 5		$200,000,000		$1.33		$1.33		$1.33
Series 13		$350,000,000		$1.13		$0.96		–
Series 14		$250,000,000		$1.48		–		–
Series 15		$250,000,000		$0.94		–		–
Series 16		$300,000,000		$0.55		–		–
Convertible into common shares:
Class B Preferred shares(1)
Series 4 (2)		–		$–		$0.91		$1.20
Series 6 (3)		$250,000,000		$1.19		$1.19		$1.19
Series 10	US$	300,000,000	US$	1.49	US$	1.49	US$	1.49
Stock options
– vested		14,325,000
– nonvested		5,724,000

(1)	Convertible preferred shares may be exchanged for common shares in future years on a pro-rata basis based on 95% of the average trading price of common shares for the 20 days ending four days prior to the exchange date.

(2)	Redeemed in August 2007.

(3)	Redeemed on November 25, 2008.
    Note 21 on page 135 of the financial statements includes details on share capital.

Financial Instruments in the Difficult Credit Environment
At the request of the G7 finance ministers and central bank governors, The Financial Stability Forum issued a report in April 2008 on enhancing market and institutional resilience. Among its recommendations, it encouraged enhanced disclosure related to financial instruments that markets now consider to carry higher risk. We have expanded our discussion of certain financial instruments in keeping with these developments.
Caution
Given the uncertainty in the capital markets environment, our capital market instruments could experience further valuation gains and losses due to changes in market value.
          This section, Financial Instruments in the Difficult Credit Environment, contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 30.
Subprime First Mortgage Loans
In the United States, subprime loans are typically considered to be those made to borrowers with credit bureau scores of 620 or less. We do not originate subprime mortgages through a subprime mortgage program in the United States; however, we make loans available in the United States to individuals with credit scores below 620 as part of our lending requirements under the Community Reinvestment Act. We also occasionally lend to parties with credit scores below 620 when there are other strong qualification criteria. As a result, we have US$0.25 billion of first mortgage loans outstanding that had subprime characteristics at the date of authorization. Of this, US$5.4 million or 2.14% was 90 days or more in arrears at October 31, 2008. This compares with a rate of 0.94% for BMO’s total U.S. first mortgage loan portfolio.
          In Canada, BMO does not have any subprime mortgage programs, nor do we purchase subprime mortgage loans from third-party lenders. BMO mortgage lending decisions incorporate a full assessment of the customer and loan structure. Credit score is only one component of the adjudication process and consequently, we do not categorize loans based upon credit scores alone. There is a nominal amount of subprime mortgage loans held in certain BMO-sponsored Canadian conduits that hold third-party assets, as described in the discussion of those conduits that follows.
          We also had net exposure of US$159 million at October 31, 2008 to a business that buys distressed mortgages (including subprime mortgages) at a discounted price. This exposure is one of the three accounts discussed in the BMO-Sponsored Securitization Conduits section that follows.
Alt-A First Mortgage Loans
In the United States, Alt-A loans are generally considered to be loans for which borrower qualifications are subject to limited verification. The U.S. loan portfolio had two loan programs that met this definition – our Easy Doc and No Doc programs. Loans under the No Doc program, which comprise most of the exposure in this class, required minimum credit bureau scores of 660 and maximum loan-to-value ratios of 80% (90% with private mortgage insurance). Due to these lending requirements, the credit quality of our Alt-A portfolio is strong and the loans have performed well. Our direct Alt-A loans totalled US$1.6 billion at October 31, 2008. Of this, US$10 million or 0.62% was 90 days or more in arrears. This compares with a rate of 0.94% for BMO’s total U.S. first mortgage loan portfolio. We discontinued the Easy Doc and No Doc programs in the third quarter of 2008.

62 | BMO Financial Group 191st Annual Report 2008

          Subprime and Alt-A loans are generally considered to carry higher risk than traditional prime loans. We also consider loans to customers with credit scores between 620 and 660 and a loan-to-value ratio above 80% (without private mortgage insurance) to be a higher-risk component of our portfolio. This component of the U.S. loan portfolio was negligible.
           In Canada, we do not have a mortgage program that we consider Alt-A. As part of our credit adjudication process, we may choose not to verify income or employment for customers when there are other strong characteristics that support the creditworthiness of the loan. We also have a Newcomers to Canada/non-resident mortgage program that permits limited income verification but has other strong qualification criteria. At October 31, 2008, there was approximately $2.2 billion outstanding under this program. Of this, only $11 million or 0.51% was 90 days or more in arrears, reflecting the strong credit quality of these loans.
Home Equity Products
Home equity products are secured by the homeowner’s equity and rank subordinate to any existing first mortgage on the property. In the United States, we have a US$5.0 billion home equity loan portfolio, which amounted to 2.5% of BMO’s total loan portfolio at October 31, 2008. Of the total portfolio, loans of US$0.4 billion were extended to customers with original credit bureau scores below 620, and would be categorized as subprime loans. Of these, only US$3 million or 0.8% of the loans were 90 days or more in arrears as at October 31, 2008.
          BMO also offered two limited documentation programs within the home equity portfolio in the United States, which would be categorized as Alt-A if they were in the first mortgage loan portfolio. As of October 31, 2008, the amount authorized under these programs was US$1.0 billion, and US$0.6 billion was outstanding. Loans made under these programs have the same strong credit score and loan-to-value requirements as the first mortgage loan portfolio, and as such the portfolio has performed well. As at October 31, 2008, US$4 million or 0.68% of the portfolio was 90 days or more in arrears. This compares with a rate of 0.57% for BMO’s total U.S. home equity loan portfolio. We discontinued these programs in the third quarter of 2008.
          We also consider home equity loans to customers with credit bureau scores above 620 but below 660 to be a higher-risk component of the loan portfolio. This component of the portfolio was US$0.3 billion as at October 31, 2008. Of these, US$3 million or 0.88% of the loans were 90 days or more in arrears.
          Loans having a loan-to-value ratio higher than 90% at issuance represent US$0.4 billion or 7% of the U.S. home equity loan portfolio as of October 31, 2008. Loans having a loan-to-value ratio higher than 80% to customers with a credit bureau score below 660 at the time of issuance represent US$0.3 billion.
          In Canada, we have a $13.8 billion home equity line of credit portfolio ($30.1 billion authorized). The portfolio is high quality, with only 0.08% of loans in the portfolio 90 days or more in arrears. Of these lines of credit, one product line is offered only in first mortgage position and represents approximately 54% of the total portfolio. We also have a $0.3 billion home equity instalment loan portfolio, with only 0.23% of loans in the portfolio 90 days or more in arrears.
Leveraged Finance
Leveraged finance loans are defined by BMO as loans to private equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has limited exposure to leveraged finance loans, representing less than 1% of our total assets, with $3.6 billion outstanding as at October 31, 2008 ($5.8 billion authorized).
Monoline Insurers and Credit Derivative Product Companies
At October 31, 2008, BMO’s direct exposure to companies that specialize in providing default protection amounted to $573 million in respect of the mark-to-market value of counterparty derivatives and $19 million in respect of the mark-to-market value of traded credits.
          Approximately 88% of the $573 million exposure is related to counterparties rated AA or better and approximately 53% of the $19 million exposure is related to counterparties rated BBB– or better. The notional value of direct contracts involving monoline insurers and credit derivative product companies was approximately $4.5 billion. Most contracts with these companies relate to collateralized debt obligations and credit default swaps within our trading portfolio and provide protection against losses arising from defaults. These instruments have minimal subprime exposure. At October 31, 2008, BMO also held $1,176 million of securities insured by monoline insurers, of which $795 million were municipal bonds. Approximately 79% of the municipal bond portfolio is rated investment grade, including the benefits of the insurance guarantees. Approximately 68% of the municipal bond holdings have ratings exclusive of the insurance guarantees and all of those are rated investment grade.
BMO-Sponsored Securitization Conduits,
BMO sponsors ten securitization conduits which are not consolidated, consisting of three Canadian vehicles that hold BMO assets (Bank Securitization Vehicles), six client-funding vehicles in Canada (Canadian Customer Securitization Vehicles) and one client-funding vehicle in the United States (U.S. Customer Securitization Conduit). We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $68 million in 2008 and $80 million in 2007.
Bank Securitization Vehicles
Periodically, we sell loans to off-balance sheet entities or trusts, either for capital management purposes or to obtain alternate sources of funding. Gains on sales to the securitization vehicles, as well as revenues paid to us for servicing the loans sold, are recognized in income.
          BMO has retained interests in our three bank securitization vehicles, as we are sometimes required to purchase subordinated interests or maintain cash deposits in the entities, and we have also recorded deferred purchase price amounts. These latter amounts represent gains on sales to securitization vehicles that have not been received in cash. Retained interests recorded as assets in our Consolidated Balance Sheet as at October 31, 2008 and 2007 were $882 million and $388 million, respectively. In the event there are defaults on the assets held by the vehicles, retained interests may not be recoverable and would then be written down. In addition, prepayments and changes in interest rates will impact the expected cash flows from the vehicles, which may result in write-downs of retained interests. During the year ended October 31, 2008, there was a $5 million write-down of retained interests in bank securitization vehicles ($27 million of write-downs in 2007).

BMO Financial Group 191st Annual Report 2008 | 63

MANAGEMENT’S DISCUSSION AND ANALYSIS
The assets of two of the conduits consist of Canadian residential mortgages and the third holds Canadian credit card loans transferred from BMO. BMO’s investment in the asset-backed commercial paper (ABCP) of conduits which hold residential mortgages totalled $0.5 billion at October 31, 2008 ($0.4 billion in 2007). No losses have been recorded on these investments. We have provided $5.1 billion in liquidity facilities to the two conduits that hold residential mortgages and amounts were drawn against these facilities at October 31, 2008. We have not provided liquidity facilities to the conduit that holds credit card loans. Further information on the impact of securitization activities on the Consolidated Balance Sheet is outlined in Note 8 on page 118 of the financial statements.
Canadian Customer Securitization Vehicles
Our six customer securitization vehicles we sponsor in Canada assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to financing in the commercial paper markets by allowing them to sell their assets into these vehicles, which then issue commercial paper to investors to fund the purchases. In almost all cases, the sellers continue to service the transferred assets and are first to absorb any realized losses on the assets.
          In general, investors in the commercial paper have recourse only to the assets of the related vehicle. Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through backstop liquidity facilities. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.
          BMO sometimes enters into derivative contracts with these vehicles to enable them to manage their exposures to interest rate and foreign exchange rate fluctuations. The fair value of such contracts at October 31, 2008 was $55 million, which was recorded as a derivative asset in our Consolidated Balance Sheet (derivative liability of $20 million in 2007).
          BMO consolidates the accounts of two of the six customer securitization vehicles, as the majority of the gains or losses of those vehicles are expected to accrue to BMO. One of the vehicles holds notes of another conduit that are rated R-1 (low) by DBRS and has $65 million of assets. The other vehicle is a conduit whose notes are rated R-1 (mid) by DBRS and has $200 million of assets. Their combined assets include $8 million of mortgage loans with subprime characteristics, $66 million of mortgage loans with Alt-A characteristics and $13 million of small commercial mortgage loans. No losses have been recorded on BMO’s exposure to these vehicles.
          BMO’s investment in the asset-backed commercial paper (ABCP) of the four non-consolidated conduits totalled $2.1 billion at October 31, 2008 ($5.6 billion in 2007). No losses have been recorded on these investments.
          BMO provided liquidity support facilities to the four non-consolidated conduits totalling $11.0 billion at October 31, 2008 ($20.8 billion in 2007). This amount comprised part of other credit instruments outlined in Note 5 on page 115 of the financial statements. All of these facilities remain undrawn. The assets of each of these vehicles consist primarily of high-quality, diversified pools of Canadian auto receivables and Canadian residential mortgages. These asset classes together comprise 67% to 92% of the assets of the four conduits. The mortgages in the conduits include $111 million of Canadian residential mortgage loans with subprime characteristics, $948 million of Canadian residential mortgage loans with Alt-A characteristics and $233 million of small commercial mortgage loans. There are no collateralized debt obligations (CDOs) and no exposure to monoline insurers in these conduits.
          In the event we choose to or are required to terminate our relationship with a customer securitization vehicle, we would be obligated to hold any associated derivatives until their maturity. We would no longer receive fees for providing services relating to the securitizations, as previously described.
U.S. Customer Securitization Conduit
BMO provided committed liquidity support facilities of US$8.2 billion to our ABCP U.S. multi-seller conduit at October 31, 2008 (US$11.5 billion in 2007). The conduit provides funding to diversified pools of portfolios through 91 individual securitization transactions with an average facility size of US$90 million. At present, the size of the pools ranges from US$1.9 million to US$450 million. The ten largest pools comprise 33% of the portfolio. Committed amounts comprise a wide range of asset classes, including mid-market corporate loans (24%), commercial real estate loans and leases (13%), auto loans and leases (12%), corporate loans (12%), consumer instalment loans (8%) and equipment loans and leases (8%). Residential mortgages comprise 2.5% of the portfolio, of which 0.3% are classified as subprime or Alt-A.
          Approximately 60% of the conduit’s commitments have been rated by Moody’s or S&P, and all of those are rated A or higher. Approximately $1.5 billion of the commitments are insured by monolines, primarily MBIA and Ambac, the ratings of which, while recently downgraded to Baa1 by Moody’s and AA by S&P, have no impact on the performance of the underlying assets. None of the insurance guarantees involve mortgages or asset-backed securities/structured-finance CDOs. All of the underlying transactions are performing in accordance with their terms and conditions.
          The conduit had US$6.5 billion of commercial paper outstanding at October 31, 2008, down from US$8.3 billion in 2007. The ABCP of the conduit is rated A1 by S&P and P1 by Moody’s. BMO has not invested in the conduit’s ABCP. Outstanding commercial paper has consistently been purchased by third-party investors, notwithstanding market disruptions, and pricing levels are in line with those of top-tier ABCP conduits in the United States.
          In the first half of this fiscal year, as a result of the deterioration in credit conditions and in accordance with the terms of the supporting liquidity agreements, BMO directly funded three commercial accounts that have exposure to the U.S. housing sector totalling US$851 million. The net book value of the three accounts was reduced to US$296 million at October 31, 2008, having been lowered by payments and loss provisions. The credit quality of two of the accounts began to deteriorate and specific provisions have been taken in response. BMO’s provision for credit losses reflects US$327 million related to these accounts in 2008. In the fourth quarter of 2008, we noted some deterioration in certain of the conduit’s portfolios; however, all of them were performing at that time.
          BMO is also a counterparty to derivative contracts with the conduit that are used to manage its exposure to interest rates. The fair value of derivative contracts outstanding with the conduit and recorded in our Consolidated Balance Sheet was a derivative asset of $1 million as at October 31, 2008 ($nil in 2007). BMO is not required to consolidate the conduit, as the conduit has issued an expected-loss note. The holder of the note consolidates the conduit as the noteholder is exposed to the majority of expected losses.
          In the event we choose or are required to terminate our relationship with the conduit, we would be required to settle any associated derivative contracts at their fair value and would no longer receive fees for the administration of the conduit.

64 | BMO Financial Group 191st Annual Report 2008

Non-Bank-Sponsored Canadian Securitization Conduits
We hold ABCP of six non-bank-sponsored Canadian conduits with a carrying value of $187 million as at October 31, 2008 ($308 million in 2007). We have not provided backstop liquidity commitments to these conduits.
          We recorded impairment charges of $70 million in the year ended October 31, 2008 ($54 million in 2007) on our investments in the conduits. Realization on our investment in the ABCP of the non-bank-sponsored conduits will be affected by the terms of the agreement reached among certain non-bank-sponsored Canadian ABCP conduits and investors known as the Montreal Accord. BMO is fully supportive of the Montreal Accord.
Structured Finance Vehicles
We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivative contracts with these funds to help the funds provide investors with the desired exposure and hedge our exposure related to these derivatives by investing in other funds. In addition, we also sponsor certain vehicles that provide investors with access to debt portfolios through the issuance of commercial paper. We consolidate those vehicles where our interests expose us to a majority of the expected losses or residual returns, or both. Assets held by the vehicles in which we have a significant variable interest but which are not consolidated totalled $132 million as at October 31, 2008 ($353 million in 2007). Our exposure to loss from vehicles related to this activity is limited to the amount of our investment, which totalled $40 million as at October 31, 2008 ($99 million in 2007). In the event we choose to or are required to terminate our relationship with these vehicles, we would be required to settle any associated derivative contracts at their fair value.
Credit Protection Vehicle
We also sponsor Apex Trust (Apex), a Canadian special purpose vehicle that provides credit protection via credit default swaps through 12 investment-grade-rated leveraged super-senior tranches of diversified pools of U.S. and European corporate credits. Apex has exposure to approximately 450 corporate credits that are diversified by geographic region and industry, of which 74% are rated investment grade.
          On May 13, 2008, Apex was restructured and investors exchanged their original holdings for mid-term notes issued by Apex with terms of five and eight years (the Notes). Apex issued $2.2 billion of Notes, to which BMO has an exposure of $815 million. Another party to the restructuring has a $600 million exposure to the Notes through a total return swap with BMO. The total return swap has a price reset in September 2009 based on a reference index and BMO has the option to terminate the swap at that time. If BMO chooses to extend the swap, its cost may increase due to the price reset, depending on market conditions at that time.
          A senior funding facility of $1.13 billion (the Senior Facility) was also put in place pursuant to the restructuring, with BMO providing $1.03 billion of that facility. Advances under the Senior Facility rank ahead of the Notes. As at October 31, 2008, $553 million had been drawn against BMO’s committed share of the Senior Facility to fund collateral calls arising from declining mark-to-market values of the underlying credit default swaps. The Notes and the Senior Facility total approximately $3.3 billion and represent 16% of the approximately $21 billion of net notional credit positions held by the vehicle.
          Under the terms of the restructuring, BMO also entered into credit default swap contracts with the swap counterparties and into offsetting swaps with Apex. BMO has exposure to the swap counterparties for realized credit losses on the notional credit positions if those credit losses exceed the aggregate $3.3 billion value of the Notes and the Senior Facility.
          In 2007, we recorded charges of $80 million related to our exposure to Apex. In 2008, we recorded another $110 million of charges and, at the end of 2008, had $815 million exposure to the Notes, with a carrying value of $625 million. We also recorded $120 million of charges in 2008 in relation to the total return swap transaction. The foregoing charges largely related to deterioration in the credit quality of the underlying portfolios and significant increases in credit spreads given current market conditions.
          Realized credit losses on the Apex Notes will only be incurred should losses on defaults in the underlying credits exceed the first-loss protection on a tranche. There were a number of credit events in the underlying portfolios that resulted in a reduction in Apex’s first-loss protection on nine of the tranches. The two tranches with lower levels of first-loss protection experienced reductions in first-loss protection from 12.0% to an estimated 11.2% on a tranche with a notional amount of $342 million, and from 8.3% to an estimated 7.0% on a tranche with a notional amount of $875 million. These two tranches were rated A and A (high), respectively, by DBRS at October 31, 2008. Each of the other 10 tranches has first-loss protection ranging from 14.4% to 30.3%, and each was rated AAA. This substantial first-loss protection from future defaults is significantly higher than the historical credit loss experience of the corporate credits.
          Based on the total notional amount of $1,217 million for the two tranches with lower levels of first-loss protection, BMO’s exposure to loss on the Notes in respect of these tranches would be $450 million, as BMO owns 37% of the Notes.
          BMO does not consider the May 2008 purchase of the Notes described above to imply or indicate an intent to provide support to other mid-term noteholders or provide additional subordinated support to Apex. Instead, the purchase was a one-time, isolated event related to the restructuring of Apex. We do not intend to purchase additional mid-term notes of Apex nor do we intend to reimburse any other mid-term noteholder for any loss they may incur.
Structured Investment Vehicles
Credit investment management vehicles provide investors with opportunities to invest in customized, diversified debt portfolios in a variety of asset and investment grade rating classes.
          We hold subordinate capital notes of two BMO-managed London-based Structured Investment Vehicles (SIVs), Links Finance Corporation (Links) and Parkland Finance Corporation (Parkland), with a carrying value of $nil. The investments are recorded as available-for-sale securities in our Consolidated Balance Sheet. Our exposure to loss relates to our investments in the vehicles, derivative contracts we have entered into with the vehicles and senior funding we provide through a liquidity facility in order to fund the repayment of the senior notes.
          The assets held by Links and Parkland at October 31, 2008 totalled US$6.8 billion and €698 million, respectively. The fair value of our derivative contracts outstanding with the SIVs as at October 31, 2008 was recorded in our Consolidated Balance Sheet as a derivative asset of $57 million (derivative liability of $11 million in 2007). We earned investment management fees of $5 million and $21 million in 2008 and 2007, respectively, for managing these portfolios.
          In the event we choose to or are required to terminate our relationship with these vehicles, any associated derivative contracts would be settled at their fair value.
          On March 3, 2008, we agreed to provide senior-ranked support for the funding of Links and Parkland through BMO liquidity facilities. The facilities backstop the repayment of senior note obligations to facilitate the SIVs’ access to further senior funding, provide supplemental funding and permit the SIVs to continue the strategy of selling assets in an orderly manner.

BMO Financial Group 191st Annual Report 2008 | 65

MANAGEMENT’S DISCUSSION AND ANALYSIS
          Consistent with the strategy of selling assets in an orderly manner, the pace of asset sales slowed during the fourth quarter as a result of market conditions. The amount drawn under the facilities is expected to be less than the current maximum committed amount for both SIVs and is expected to be at its highest level in July 2009. It is currently anticipated that the SIVs will continue the strategy of selling assets in an orderly manner based upon market conditions. However, for illustrative purposes: if there were no further asset sales and assets were repaid as we anticipate given their terms, by July 2009, we would expect that draws under the Links facility would be US$3.0 billion higher than at October 31, 2008 and draws under the Parkland facility would be €160 million higher. At October 31, 2008, amounts drawn on the facilities totalled US$3.7 billion and €477 million, respectively. The liquidity facilities total a maximum of approximately US$7.7 billion for Links and €672 million for Parkland at October 31, 2008. Advances under the liquidity facilities rank ahead of the SIVs’ subordinated capital notes. The total amount drawn under the liquidity facilities is impacted by a number of factors, including the pace and price of asset sales, the maturity profile of the senior notes and asset maturities. While the assets of the SIVs mature over time, the majority of the assets are anticipated to be repaid in the period between 2010 and 2012.
          The SIVs’ capital noteholders will continue to bear the economic risk from actual losses up to the full amount of their investment. The par value of the subordinate capital notes less realized losses in Links and Parkland at October 31, 2008 was US$1.17 billion and €158 million, respectively, and BMO holds a nominal amount of capital notes with a carrying value of $nil. While the market value of the SIVs’ assets is currently lower than the amount of senior debt outstanding, BMO believes that the first-loss protection provided by the subordinate capital notes exceeds future expected losses.
          Although the credit quality of the assets in the SIVs has weakened due to market conditions and some of the debt securities in the SIVs were downgraded during the fourth quarter, the asset quality of Links and Parkland remains high, with approximately 84% of debt securities rated Aa or better by Moody’s, 73% rated AA or better by S&P and 98% rated investment grade. Certain of the debt security ratings are on credit watch, for downgrade. The senior notes of the SIVs are rated AA– by S&P and Aaa by Moody’s (on review for downgrade). The SIVs hold no direct exposure to U.S. subprime mortgages. Links holds a diversified mix of debt securities, including senior and subordinated commercial bank debt (33.4%), collateralized bond obligations and collateralized loan obligations whose underlying assets are primarily corporate obligations (19.3%), debt securities wrapped by monolines (Ambac, FGIC, FSA and MBIA) (10.0%), residential mortgage-backed securities (RMBS) (13.7%) and commercial mortgage-backed securities (6.4%). Collateralized bond obligations include US$83 million (1.2% of assets) backed primarily by U.S. subprime and Alt-A RMBS collateral. Parkland’s asset diversification is broadly in line with that of Links.
Auction-Rate Securities
Auction-rate securities (ARS) are typically short-term notes issued by trusts in the United States to fund long-term, fixed-rate debt instruments (corporate or municipal bonds issued primarily by municipalities, student loan authorities and other sponsors). The interest rate on ARS is regularly reset every 7 to 35 days through auctions managed by financial institutions. A disruption in the market for ARS occurred in the early part of 2008.
          There are no BMO-sponsored ARS programs in the market and BMO does not own any ARS in its trading portfolios. However, in the fourth quarter of 2008, BMO offered to purchase from client accounts US$143 million of ARS at par value plus accrued interest. During the fourth quarter, BMO recorded a charge of $12 million ($8 million after tax) in respect of the valuation of ARS expected to be tendered to our offer.
Exposure to Major Financial Institutions
In recent months, there have been significant developments affecting U.S. and European based financial institutions, causing governments in many jurisdictions around the world to take steps to support their financial systems. During the year, BMO did not incur any significant losses related to exposure to financial institutions. BMO had closed all positions with Lehman Brothers, which sought bankruptcy protection in the fourth quarter, and recorded a $32 million charge. It consisted of a $19 million charge in PCG in respect of actions taken to support U.S. clients and, in BMO Capital Markets, a $13 million charge net of recoveries on credit default swap hedges. We also recorded a specific provision of US$31 million on a US$62 million loan to the European subsidiary of an Icelandic bank.
          In addition, given the current international economic environment, we are monitoring exposures to financial institution counterparties in certain countries. At October 31, 2008, BMO’s direct exposure to these financial institutions amounted to a modest $73 million in respect of the uncollateralized mark-to-market value of counterparty derivatives, after deduction of $8 million of collateral received in respect of our $81 million gross exposure. There were no such exposures in respect of the mark-to-market value of traded credits. A nominal adjustment for counterparty credit risk was recorded against these exposures.
Collateralized Debt Obligations (CDOs)
CDOs are obligations of a special purpose vehicle (SPV) that is created for a specific financing transaction. The SPV typically holds a nominal amount of equity. The SPV issues various tranches of rated and unrated debt securities (usually AAA to BB) that have well-defined rights to cash generated from the operation and liquidation of the vehicle’s assets. The risk of loss on the SPV’s portfolio varies by tranche. Losses will first affect the equity tranche, next the mezzanine tranches and finally the senior tranche. Super-senior is generally the most secure of all tranches. The SPV uses the cash raised through the issuance of the CDOs to invest in one or more different types of assets, including bonds, loans and mortgages. The corresponding obligations of the SPV would be, respectively, collateralized bond obligations (CBOs), collateralized loan obligations (CLOs) and collateralized mortgage obligations (CMOs). CMOs for which the underlying assets are residential properties are referred to as residential mortgage-backed securities (RMBS); CMOs for which the underlying assets are commercial properties are referred to as commercial mortgage-backed securities (CMBS).

66 | BMO Financial Group 191st Annual Report 2008

Exposure to Other Select Financial Instruments, including Collateralized Debt Obligations (CDOs)
The following table provides additional detail on select financial instruments that are held in our investment and trading books. Most of our CDOs and CLOs are fully hedged with other large financial institutions. Net CDO exposure is minimal at $29 million, consisting of the $12 million carrying value of unhedged and wrapped instruments and a $17 million cumulative net loss on hedged investments. Net CLO exposure is also modest, at $107 million, consisting of the $83 million carrying value of unhedged and wrapped investments and a $24 million net loss on hedged instruments.
          BMO has invested only in senior and super-senior tranches of CDOs and CLOs. Tranche ratings in the table use the lowest external rating available provided by S&P, Moody’s or Fitch. The differences between hedged investment amounts and carrying value of hedged investment amounts reflect mark-to-market adjustments, which are generally recoverable through total return or credit default swaps. The underlying securities are a wide range of assets. BMO’s investments typically represent about 20% of the pool but can be as low as 5% and as high as 50%. Approximately 70% of the hedged investment amounts have been hedged through swaps with three financial institution counterparties rated A– to AA. The value of BMO’s interest in those hedges is supported by collateral held, with the exception of relatively modest amounts, as permitted under counterparty agreements. The remainder of the hedged investment amounts is hedged through three monoline insurer counterparties rated A to AAA.

Exposure to Other Select Financial Instruments ($ millions) (Note 1)

		Carrying		Carrying
		value of		value of	Cumulative
		unhedged and	Hedged	hedged	loss in value	Cumulative	Net losses
	Tranche	wrapped	investment	investment	of hedged	gain on	on hedged
As at October 31, 2008	rating	investments	amounts	amounts	investments	hedges	investments

CDOs (2)	AAA	12						Sundry securities
	AAA		805	542	(263)	263	–	Hedged with FIs rated A– or better
	AAA		308	274	(34)	17	(17)	Hedged with monolines rated AAA (3)
	A– to AA+		1,250	724	(526)	526	–	Hedged with FIs rated A– or better
	B– to BB+		184	117	(67)	67	–	Hedged with FIs rated A– or better
	CCC or worse		18		(18)	18	–	Hedged with FIs rated AA– or better

		12	2,565	1,657	(908)	891	(17)

CLOs	AAA	83						Mostly U.K. and European mid-size corporate loans
	AAA		836	773	(63)	63	–	Hedged with FIs rated A or better (3)
	AAA		1,201	1,082	(119)	95	(24)	Hedged with monolines rated A or better (3)

		83	2,037	1,855	(182)	158	(24)

Residential MBS (4) No subprime	AAA	37						Mostly U.K. and Australian mortgages
U.S. subprime – wrapped	AAA	4						Wrapped with monolines rated AAA (3)
	A– to AA+	17						Wrapped with monolines rated A
	B– to BB+	9						Wrapped with monolines rated BB (3)
U.S. subprime	AAA		257	184	(73)	73	–	Hedged with FIs rated AA or better
	A– to AA+		110	76	(34)		(34)	Hedged with FIs rated AA or better
	B– to BB+	2						Mostly low loan-to-value or older U.S. mortgages

		69	367	260	(107)	73	(34)

Commercial MBS	AAA	49						European, U.K. and U.S. commercial real estate loans
	A– to AA+	95						Mostly Canadian commercial and multi-use residential loans

		144

Asset-backed	AAA	220						Mostly Canadian credit card receivables and auto loans
securities (ABS)	AAA		120	120			–	Hedged with monolines rated AAA
	A– to AA+	111						Mostly Canadian credit card receivables and auto loans
	BBB– to BBB+	68						Collateral notes on Canadian credit card receivables

		399	120	120			–

FIs	= Financial Institutions
(1)	Most of the unhedged and wrapped investments were transferred to the available-for-sale portfolio effective August 1, 2008.
(2)	CDOs include indirect exposure to approximately $0.7 billion of U.S. subprime residential mortgages. As noted above, this exposure is hedged via total return swaps with three large non-monoline financial institutions. Amounts exclude the $1.5 billion notional value of CDO credit default swap (CDS) protection purchases from two credit derivative product company counterparties and corresponding CDS protection provided to other financial institutions in our role as intermediary.
(3)	Certain ratings are under review.
(4)	Wrapped MBS have an insurance guarantee attached and are rated inclusive of the wrap protection. RMBS included in the hedged investment amounts of $367 million have exposure to approximately $179 million of underlying U.S. subprime loans.

BMO Financial Group 191st Annual Report 2008  |  67

MANAGEMENT’S DISCUSSION AND ANALYSIS
Off-Balance Sheet Arrangements
BMO enters into a number of off-balance sheet arrangements in the normal course of operations. Our arrangements with certain variable interest entities have been addressed on pages 63 to 66 and 69 to 70 of Management’s Discussion and Analysis. The discussion that follows addresses our remaining off-balance sheet arrangements.
Credit Instruments
In order to meet the financial needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. We also engage in securities lending where we lend either our securities or our customers’ securities to third parties. This exposes us to credit risk, as a third party may not return the securities as agreed. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.
          There are a large number of credit instruments outstanding at any time. Our customers are broadly diversified and we do not anticipate events or conditions that would lead a significant number of our customers to fail to perform in accordance with the terms of the contracts. We use our credit adjudication process in deciding whether to enter into these arrangements just as we do when extending credit in the form of a loan. We monitor off-balance sheet instruments to ensure that there are no undue concentrations in any geographic region or industry.
          The maximum amount payable by BMO in relation to these credit instruments was approximately $99 billion at October 31, 2008 ($110 billion in 2007). However, this amount is not representative of our likely credit exposure or liquidity requirements for these instruments as it does not take into account any amounts that could possibly be recovered under recourse or collateralization provisions. In addition, a large majority of these commitments expire without being drawn upon. Further information on these instruments can be found in Note 5 on page 115 of the financial statements.
          Securities lending commitments are generally short-term in nature and subject to recall on a demand basis. For all other credit commitments outlined above, in the absence of an event that triggers a default, early termination by BMO may result in breach of contract.
Variable Interest Entities (VIEs)
Our interests in VIEs are discussed primarily on pages 63 to 66 and 69 to 70. Capital and Funding Trusts are discussed below.
Capital and Funding Trusts
BMO Subordinated Notes Trust (SN Trust) issued $800 million of BMO Trust Subordinated Notes (the Notes) in 2007, the proceeds of which were used to purchase a senior deposit note from BMO. We hold all of the outstanding voting trust units in SN Trust and will do so at all times while the Notes are outstanding. We are not required to consolidate SN Trust. BMO will not terminate SN Trust while the Notes are outstanding, unless SN Trust has sufficient funds to pay the redemption price on the Notes and only with the approval of the Office of the Superintendent of Financial Institutions. We also provide a $30 million credit facility to SN Trust, of which $5 million had been drawn at October 31, 2008 ($5 million in 2007). We guarantee payment of the principal, interest, redemption price, if any, and any other amounts on the Notes on a subordinated basis.
          BMO Covered Bond Trust (the CB Trust) was created to guarantee €1 billion of bonds issued by BMO in 2008. BMO sold assets to the CB Trust in exchange for a promissory note. The assets of the CB Trust have been pledged to secure payment of the bonds issued by BMO. This program is referred to as our covered bond program. We are required to consolidate the CB Trust as we are exposed to the majority of the expected losses and residual returns.
Guarantees
Guarantees include contracts where we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of indebtedness are also considered guarantees. In the normal course of business, we enter into a variety of guarantees, including standby letters of credit, backstop and other liquidity facilities and derivatives (including but not limited to credit default swaps and written options), along with indemnification agreements.
          The maximum amount payable, without consideration of recovery through our recourse and collateral provisions, was $120 billion as at October 31, 2008 ($93 billion in 2007).
          For a more detailed discussion of these agreements, please see Note 7 on page 118 of the financial statements.
Financial Instruments
As a financial institution, most of BMO’s balance sheet is comprised of financial instruments and the majority of our net income results from gains, losses, income and expenses related to financial instruments.
          Financial instrument assets include cash resources, securities, loans, customers’ liabilities under acceptances and derivative instruments. Financial instrument liabilities include deposits, derivative instruments, acceptances, securities sold but not yet purchased, securities lent or sold under repurchase agreements, subordinated debt, preferred share liability and capital trust securities.
          Financial instruments are used for both trading and non-trading activities. Non-trading activities generally include the business of lending, long-term investing, funding and asset-liability management.
          Our use of financial instruments exposes us to credit and counter-party risk and various market risks, including equity price risk, commodity price risk, interest rate risk and foreign currency risk. A discussion of how we manage these and other risks as well as structural interest rate sensitivities can be found in the Enterprise-Wide Risk Management section on pages 73 to 84 of this MD&A. Further information on how we determine the fair value of financial instruments is included in the Financial Instruments Measured at Fair Value discussion in the Critical Accounting Estimates section of the MD&A that follows.

68 | BMO Financial Group 191st Annual Report 2008

Critical Accounting Estimates
The Notes to BMO’s October 31, 2008 Consolidated Financial Statements outline our significant accounting estimates. The following accounting estimates are considered particularly important, as they require significant judgments by management. Management has established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of BMO’s assets and liabilities are appropriate.
Allowance for Credit Losses
The allowance for credit losses adjusts the value of credit assets to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.
          One of our key performance measures is the provision for credit losses as a percentage of average net loans and acceptances (including securities borrowed or purchased under resale agreements). Over the past 10 years, the ratio has ranged from a high of 0.66% in 2001 to a low of (0.07%) in 2004. This ratio varies with changes in the economy and credit conditions. If we applied these high and low ratios to average net loans and acceptances (including securities borrowed or purchased under resale agreements) in 2008, our provision for credit losses would range from a provision of $1,387 million to a net recovery of $147 million. Our provision for credit losses in 2008 was $1,330 million.
          Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit risk on page 76 as well as in Note 4 on page 113 of the financial statements.
Financial Instruments Measured at Fair Value
BMO records securities and derivatives at their fair value. Fair value represents our estimate of the proceeds we would receive, or would have to pay in the case of a derivative liability, in a current transaction between willing parties. We employ a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, derivative assets and derivative liabilities as at October 31, 2008 was as follows:

			Available-
		Trading	for-sale	Fair value	Derivative
(%)		securities	securities	liabilities	instruments

					Asset	Liability

	Valued using quoted
	market prices	99	28	95	6	3
	Valued using internal models
	(with observable inputs)	–	67	5	91	96
	Valued using internal models
	(without observable inputs)	1	5	–	3	1

	Total	100	100	100	100	100

The sensitivity analysis on our Level 3 assets is included in Note 3 on page 110 of the financial statements.
          Valuation models use general assumptions and market data and therefore do not reflect the specific risks and other factors that would affect a particular instrument’s fair value. As a result, we incorporate certain adjustments when using internal models to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk, valuation considerations, administrative costs and closeout costs. For example, the credit risk adjustment incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads.
          Valuation Product Control (VPC), a group independent of the trading lines of business, verifies the fair values at which financial instruments are recorded. For instruments that are valued using models, VPC identifies situations where adjustments must be made to the model estimates to arrive at fair value. In 2007, we changed our valuation process to incorporate a more appropriate market-based valuation methodology for the commodities portfolio.
          The methodologies used for calculating these adjustments are reviewed on an ongoing basis to ensure that they remain appropriate. Significant changes in methodologies are rare and are made only when we feel that the change will result in better estimates of fair value.
Valuation Adjustments

As at October 31 ($ millions)	2008	2007

Credit risk	153	50
Liquidity risk	39	20
Administrative costs	7	7
Other	30	2

	229	79

The increase in the adjustment for credit risk was due to wider relative credit spreads between our counterparties and BMO. The increase in the adjustment for liquidity risk was due to widening bid/ask spreads as liquidity in the market decreased in late 2008. Illiquid markets at the end of 2008 also caused the increase in the other adjustments.
Accounting for Securitizations
When loans are securitized, we record a gain or loss on sale. In determining the gain or loss, management must estimate the net present value of expected future cash flows by relying on estimates of the amount of interest and fees that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be repaid before their scheduled maturity, credit losses, the fair value cost of servicing and the rate at which to discount these estimated future cash flows. Actual cash flows may differ significantly from those estimated by management. If management’s estimate of future cash flows were different, our gain on securitization recognized in income would also be different. The interest rate used to discount expected future cash flows is the estimate that most affects the gain on securitization. A 10% decrease in the interest rate would have resulted in a decrease of approximately $53 million in the amount of the deferred purchase price recorded in available-for-sale securities and in securitization revenues.
          Additional information concerning accounting for securitizations, including sensitivity analysis for key assumptions, is included in Note 8 on page 118 of the financial statements.
Accounting for Variable Interest Entities
In the normal course of business, BMO enters into arrangements with variable interest entities (VIEs). VIEs include entities with equity that is considered insufficient to finance the entity’s activities or in which the equity holders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by accounting standard setters.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
          We use a qualitative estimation process to determine whether an entity is a VIE and whether BMO holds a variable interest in that VIE. We also use a variety of complex estimation processes involving qualitative and quantitative factors to calculate and analyze a VIE’s expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability of those cash flows and allocating the losses and returns among the identified parties holding variable interests. These processes enable us to identify the party that is exposed to the majority of the VIE’s expected losses, expected residual returns, or both, and thus which party should consolidate the entity.
          We are required to reconsider if consolidation is required when our obligation to absorb expected losses or residual returns increases. If there is a change in events that leads to BMO absorbing the majority of the expected losses or residual returns BMO would be required to consolidate the VIE as of the date of the change.
          With respect to Apex, reconsideration events would include BMO purchasing additional Notes, granting additional liquidity facilities, an increase to the loan amount extended by BMO beyond what is contemplated under the existing credit lending facilities, or guaranteeing repayment on Notes held by third parties. Each of these reconsideration events could result in BMO absorbing additional expected losses or residual returns. It is not expected that such reconsideration events will occur in the near future. The issuance of an expected loss note by Apex would also be considered a reconsideration event but would not likely result in BMO absorbing additional expected losses or residual returns. If the total return swap held by a third party is terminated, another third party would have to be found to absorb the exposure to the underlying Notes, otherwise BMO would be required to consolidate Apex.
          With respect to Links and Parkland, reconsideration events include a purchase or sale by BMO of capital notes, provision of additional lending facilities, an increase to the loan amount extended by BMO beyond what is contemplated under the existing credit lending facilities, asset for capital note exchanges and provision of a guarantee by BMO to compensate note holders for realized losses. The reconsideration event that is most likely to occur is an increase in our lending facilities. If we were to provide an increase in our lending facilities prior to July 2009, we would not expect to consolidate at that time based on our current assessment of our exposure to expected losses.
          A reconsideration event for our Canadian multi-seller conduits includes the purchase or sale by BMO of asset-backed commercial paper (ABCP) issued by the conduits and the granting of additional liquidity facilities or credit enhancement. Since BMO regularly purchases and sells ABCP issued by our Canadian multi-seller conduits, we continually monitor expected losses to ensure they do not approach consolidation thresholds.
          A reconsideration event for our U.S. multi-seller conduit includes the purchase or sale by BMO of ABCP issued by the conduit, the addition of new programs and the granting of additional liquidity facilities or credit enhancement. Repayment of the expected loss note would also be a reconsideration event and a third party would have to be found to absorb the majority of the expected losses otherwise BMO would be required to consolidate. We monitor BMO’s exposure to expected losses as reconsideration events occur and increase the expected loss note so that consolidation is not required.
          Additional information concerning BMO’s involvement with variable interest entities is included on pages 63 to 66 as well as in Note 9 on page 120 of the financial statements.
Pensions and Other Employee Future Benefits
BMO’s pensions and other employee future benefits expense is calculated by our actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years. The expected rate of return on plan assets is the management estimate that most affects the calculation of pension expense. Our expected rate of return on plan assets is determined using the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate expected equity returns. Expected returns from other asset classes are established to reflect the risks of these asset classes relative to fixed income and equity assets. With all other assumptions held constant, a 1 percentage point decline in the expected rate of return on plan assets would result in an increase in pension expense for 2009 of approximately $45 million. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since only small amounts of assets are held in these plans.
          Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. For our Canadian plans, which currently represent 82% of BMO’s pension obligations, we determine a discount rate at each year-end using market rates applicable to high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments.
          Additional information regarding our accounting for pensions and other employee future benefits, including sensitivity analysis for key assumptions, is included in Note 24 on page 139 of the financial statements.
Other Than Temporary Impairment
We review available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary. In making this assessment, we consider such factors as the type of investment, the length of time and extent to which the fair value has been below the cost, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment long enough to allow for any anticipated recovery. The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates, since we expect to realize the full value of these investments by holding them until they recover in value or to maturity.
          We also have investments in securities issued or guaranteed by Canadian or U.S. governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations. Quoted market value is considered to be fair value for actively traded securities. At the end of 2008, there were total unrealized losses of $352 million on securities on which the cost exceeded fair value and an impairment write-down had not been recorded. Of this amount, $7 million related to securities for which the cost had exceeded fair value for 12 months or more. These unrealized losses resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer.
          Additional information regarding our accounting for available-for-sale securities and other securities and the determination of fair value is included in Note 3 on page 109 of the financial statements.

70 | BMO Financial Group 191st Annual Report 2008

Customer Loyalty Program
During the year ended October 31, 2008, we settled the liability associated with our credit card customer loyalty rewards program. We are no longer required to estimate and accrue a liability associated with the future redemption of rewards issued to our customers under the new agreement. The ongoing costs of our credit card loyalty program are recorded as a reduction in non-interest revenue, card fees in our Consolidated Statement of Income.
          Additional information regarding our accounting for our customer loyalty program is included in Note 16 on page 131 of the financial statements.
Income Taxes
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Shareholders’ Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.
          Additional information regarding our accounting for income taxes is included in Note 25 on page 142 of the financial statements.
Goodwill and Intangible Assets
Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the fair value of each group of businesses to ensure that the fair value of the group is greater than its carrying value. If the carrying value exceeds the fair value of the group, a more detailed goodwill impairment assessment would have to be undertaken. In determining fair value, we employ internally generated valuation models consistent with those used when we are acquiring businesses. Valuation models used to determine fair value include discounted cash flows, comparable acquisitions and industry multiples. These models are dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisitions, and the availability of comparable acquisition data. Changes in each of these assumptions will impact the determination of fair value for each of the business units in a different manner. Management must exercise judgment and make assumptions in determining fair value, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. At October 31, 2008, the estimated fair value of each of our groups of businesses was greater than its carrying value.
          Intangible assets are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending upon the nature of the asset. There are no intangible assets with indefinite lives. We test intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. No such impairment has been identified for the years ended October 31, 2008, 2007 and 2006.
          Additional information regarding the composition of goodwill and intangible assets is included in Note 13 on page 129 of the financial statements.
Contingent Liabilities
BMO and its subsidiaries are involved in various legal actions in the ordinary course of business.
          Contingent litigation loss provisions are recorded when it becomes likely that BMO will incur a loss and the amount can be reasonably estimated. BMO’s management and internal and external experts are involved in assessing any likelihood and in estimating any amounts involved. The actual costs of resolving these claims may be substantially higher or lower than the amounts provided. Additional information regarding contingent liabilities is included in Note 29 on page 146 of the financial statements.

Changes in Accounting Policies in 2008
Transfer of Financial Assets
On August 1, 2008, we adopted the CICA’s new accounting guidance permitting the transfer of certain financial assets out of trading portfolios into available-for-sale. For details of the specific accounting change and related impacts, refer to Note 3 on page 109 of the financial statements.
Financial Disclosures
New disclosures that resulted from changes by Canadian standard setters in the current year are disclosed as follows: financial instruments disclosures – Notes 3, 4, 15, 29 and 30; capital management – Note 22; and risk management – Note 6.

Future Changes in Accounting Policies
Goodwill and Intangibles
Effective November 1, 2008, BMO adopted the CICA’s new handbook section “Goodwill and Intangible Assets” with effect for the 2009 fiscal year. This section clarifies the recognition and measurement criteria for intangible assets and, in particular, for intangible assets that are generated internally. The impact of implementation of this standard will not be material to our results of operations or financial position.
Transition to International Financial Reporting Standards
Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will issue our financial results for the quarter ended January 31, 2012 prepared on an IFRS basis. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010.
          In order to meet the requirement to transition to IFRS, we have established an enterprise-wide project and formed an executive steering committee. We are following a transition plan comprised of three phases: IFRS diagnostic assessment, implementation and education, and completion of all integration system and process changes. We are on track, having completed the diagnostic phase of our project, and we have entered the early stages of the implementation and education phase of our plan. Due to anticipated changes in International Accounting Standards prior to our transition to IFRS, we are not in a position to determine the impact on our financial results.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Annual Report on Disclosure Controls and
Procedures and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President & Chief Executive Officer (CEO) and the Interim Chief Financial Officer (Interim CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.
          An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of October 31, 2008 by BMO Financial Group’s management under the supervision of the CEO and the Interim CFO. Based on this evaluation, the CEO and the Interim CFO have concluded that, as of October 31, 2008, our disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO Financial Group.
          BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          BMO Financial Group’s management, under the supervision of the CEO and the Interim CFO, has evaluated the effectiveness of our internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of October 31, 2008.
          BMO Financial Group’s auditors, KPMG LLP (Shareholders’ Auditors), an independent registered public accounting firm, has issued an audit report on our internal control over financial reporting. This audit report appears on page 103.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting in fiscal 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Pre-Approval of Shareholders’ Auditors’ Services and Fees
Pre-approval Policies and Procedures
As part of BMO Financial Group’s corporate governance practices, the Board ensures the strict application of BMO’s corporate policy limiting the services provided by the Shareholders’ Auditors that are not related to their role as auditors. All services provided by the Shareholders’ Auditors are pre-approved by the Audit Committee as they arise, or through an annual pre-approval of amounts for specific types of services. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.
Shareholders’ Auditors’ Service Fees
Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2008 and 2007 were as follows:

Fees ($ millions) (1)	2008	2007

Audit fees	11.6	12.0
Audit-related fees (2)	0.1	0.1
Tax fees	–	–
All other fees (3)	0.1	0.1

Total	11.8	12.2

(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission definitions.

(2)	Audit-related fees for 2008 relate to fees paid for accounting advice, specified procedures on our Proxy Circular and other specified procedures. Audit-related fees for 2007 relate to fees paid for accounting advice and specified procedures on the Proxy Circular.

(3)	All other fees for 2008 and 2007 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. Also included in 2008 were corporate recovery services grandfathered under BMO’s Auditor Independence Policy.

72 | BMO Financial Group 191st Annual Report 2008

Enterprise-Wide Risk Management

Text and tables identified with a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2008 annual consolidated financial statements. They present required GAAP disclosures as set out by the Canadian Institute of Chartered Accountants (CICA) in CICA handbook section 3862, Financial Instruments – Disclosures, which permits cross-referencing from the financial statement notes to the MD&A.
BMO Financial Group has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. These risks are classified as credit and counterparty, market, liquidity and funding, operational, business, model, strategic, reputation and environmental risk.
Effective risk management relies on a comprehensive risk
governance structure and three lines of defence working in partnership to identify, measure, monitor and manage risk.

BMO’s risk management framework guides our risk-taking activities in order to align them with client needs, shareholder expectations and regulatory requirements. The framework provides for not only the direct management of each individual risk type but also the management of risks on an integrated basis, with three lines of defence in the management of risk.
Comprehensive Risk Governance
BMO’s risk governance structure promotes making sound business decisions by balancing risk and reward. It promotes revenue-generating activities consistent with our standards and risk tolerance levels and drives the maximization of long-term shareholder return.
          Our comprehensive risk governance structure (see box below) includes a body of corporate policies approved by the Board of Directors or its committees, as well as supporting corporate standards and operating procedures. These are reviewed on a regular basis to ensure that they provide effective guidance for the governance of our risk-taking activities. In each line of business, management ensures that governance

Board of Directors is responsible for the stewardship of BMO and supervising the management of the business and affairs of the Bank. The Board, either directly or through its committees, is responsible for oversight in the following areas: strategic planning, promoting a culture of integrity, the identification and management of risk, internal controls, succession planning and evaluation of senior management, communication and public disclosure and corporate governance.
Risk Review Committee of the Board of Directors (RRC) assists the Board in fulfilling its oversight responsibilities in relation to BMO’s identification and management of risk, adherence to risk management corporate policies and procedures, and compliance with risk-related regulatory requirements.
Audit Committee of the Board of Directors independently monitors and reports to the Board of Directors on the effectiveness of disclosure controls & procedures and internal controls, including internal control over financial reporting.
The President and Chief Executive Officer (CEO) is directly accountable to the Board for all of BMO’s risk-taking activities. The Risk Management Committee and its sub-committees as well as Enterprise Risk and Portfolio Management support the CEO.
Risk Management Committee (RMC) and RMC Sub-committees – The RMC is BMO’s senior risk committee. The RMC reviews and discusses significant risk issues and action plans that arise in executing the enterprise-wide strategy. RMC ensures that risk oversight and governance occur at the highest levels of management. This committee is chaired by the Chief Risk Officer (CRO). The RMC Sub-committees have oversight responsibility for the risk and balance sheet impacts of management strategies, governance, risk measurement and contingency planning. The RMC and its sub-committees ensure that the risks incurred across the enterprise are consistent with our risk strategy and are identified, measured, monitored and reported in accordance with policy and within delegated limits.
Enterprise Risk and Portfolio Management (ER&PM) encompasses oversight of the credit, operational and market risk functions. It promotes consistency of risk management practices and standards across the enterprise. ER&PM facilitates a disciplined approach to risk-taking through the execution of transactional and portfolio management, policy formulation, risk reporting, modelling, vetting and risk education responsibilities. This approach seeks to meet corporate objectives and to ensure that risks taken are consistent with BMO’s risk tolerance.
Operating Groups are responsible for managing risk within their respective areas. They exercise business judgment and seek to ensure that policies, processes and internal controls are in place and that significant risk issues are escalated to ER&PM.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
activities, controls and management processes and procedures are consistent with our overall risk management framework.
          BMO’s risk principles, risk policies and risk tolerance shape our risk limits and these limits are reviewed and approved annually by the Risk Review Committee of the Board for:
•	credit and counterparty risk – limits on country, industry, portfolio/product segments, group and single-name exposures;

•	market risk – limits on Market Value Exposure, Earnings Volatility and stress testing exposures; and

•	liquidity and funding risk – limits on minimum levels of liquid assets and maximum levels of asset pledging, as well as guidelines approved by senior management for liability diversification and credit and liquidity commitments.
These risk limits generally encompass both on- and off-balance sheet arrangements.
          Individual governance committees further establish and monitor comprehensive risk management limits consistent with and subordinate to the Board-approved limits. Loss limits are also in place, providing an early warning mechanism to effectively address potential loss situations.
          Our operating groups represent the first line of defence in BMO’s management of risk. Their mandate is to identify suitable business opportunities and to adopt strategies and practices that will optimize return on capital or achieve other business objectives. Each operating group must ensure that it is acting within its delegated risk-taking authority as set out in our corporate risk policies and limits. Limits are set for the operating groups, each of which has effective processes and controls in place to enable them to operate within these limits.
          Our second line of defence in the management of risk is provided by our Risk Management Group and Other Corporate Areas. All of these groups partner with the operating groups in achieving their business objectives. It is the responsibility of the Corporate Risk Management group to recommend and set corporate risk management policies and establish the infrastructure, processes and practices that address all significant risks across the enterprise. Corporate Risk Management maintains its independent risk judgment and works in partnership with the lines of business to assess, monitor and report all significant risks to senior management and, as appropriate, the Board of Directors.
          Our third line of defence is the Corporate Audit Group. This group monitors the efficiency and effectiveness of controls across various functions within our operations, the reliability of financial reporting, and compliance with applicable laws and regulations. The Corporate Audit Group provides timely independent assurance to stakeholders, through the Board, that BMO Financial Group is adequately and effectively identifying risk, is implementing appropriate controls and is following through on risk mitigation plans.
Strengthening Risk Management Capabilities
Sound enterprise-wide risk management relies upon the competence and experience of our business leaders and risk professionals to:
•	promote a culture that places high value on transparent, disciplined and effective risk management processes and controls;

•	monitor adherence to established risk management standards for the transparent evaluation and acceptance of risk; and

•	apply sound business judgment, using effective business models in decision-making.
To enhance our risk management capabilities, managers and lenders are offered a progressive curriculum of relevant courses by BMO’s Institute for Learning. These courses, together with defined job exposures, provide training and practice in sound credit risk management as a prerequisite to the granting of appropriate discretionary lending limits to qualified professionals.
          Over the past year, the uncertain and volatile economic climate has dominated headlines around the world. The global economy and financial markets have experienced challenges, resulting in a tightening of the credit markets. We believe that a business that effectively manages the risks it faces, and is disciplined in its approach, will have an advantage over its competitors in periods of economic uncertainty.
          Proceeding from this belief, in 2007 we began a review to ensure that we do the best job possible of identifying and managing risk. While this exercise confirmed some significant strengths, it also identified opportunities for improvement. We have adopted the recommendations arising from the review, and are implementing them through our Risk Evolution Initiative. The objectives of this initiative include: creating a more collaborative and team-based approach to risk management to ensure risk is assessed and managed on a comprehensive basis, improving risk reporting, enhancing the operation of our risk committees, expanding risk education for all executives across the enterprise, partnering with the Operating Groups to ensure risk transparency and risk-return optimization, and ensuring clear accountabilities for the management of risk across the enterprise. The Risk Management Group and our operating groups are committed to partnering to create transparency in the assessment of our risks and our risk/return-related discussions, while still having the Risk Management Group maintain its independence in risk judgments. Further, we are building risk-related insights into our strategic plans, and aligning our strategic objectives with BMO’s risk appetite. In addition, during the year we strengthened our risk management capabilities by adding a number of senior executives to the risk management areas through external hires and transfers from other parts of the organization.
          To further the recognition and management of risk within our businesses, we have recently added Chief Risk Officers to each of our operating groups. This highlights our commitment to the management of risk in an integrated fashion at the operating group level, and raises the stature of risk management across the enterprise.
          Our Risk Evolution Initiative seeks to strengthen our risk management practices and culture. BMO has a long tradition of strength in areas of risk management. Our objective is to consistently occupy a position of leadership in the management of risk.
Effective Processes
Rigorous processes, periodically reviewed by Corporate Audit Division, are used across BMO to:
•	develop policies and limits for approval by senior management and the appropriate governance committees;

•	monitor compliance with policies and limits;

•	maintain contingency plans;

•	track variables for changing risk conditions; and

•	provide timely reports to senior management and the appropriate governance committees.
Integrated Risk Management
Integrated risk management encourages a strong risk management culture and ensures alignment with BMO’s enterprise-wide strategic goals.
          The management of risk is integrated with our strategic agenda and our management of capital. This is intended to ensure that risks incurred in pursuit of BMO’s strategic objectives are consistent with our targets for total shareholder return and credit ratings, as well as our risk appetite. The formal implementation of the Internal Capital Adequacy Assessment Process (ICAAP) during 2008 further integrated the evaluation of our capital adequacy with the associated capital targets and capital strategies, while also taking into consideration our strategic direction and risk appetite.
          BMO’s risk management group is a key stakeholder in the Initiative Decisioning Process, which identifies and considers changes to the enterprise’s risk profile associated with new business initiatives, including new product initiatives, prior to their approval. Risk management also utilizes Economic Capital measures, stress testing and scenario analysis to assess the relative magnitude of risks taken and the distribution of those risks across the enterprise’s operations.

74 | BMO Financial Group 191st Annual Report 2008

          The newly created operating group CRO positions help manage risk on an integrated basis at the business unit level. The operating group CROs also participate in the senior management leadership team meetings for each of our businesses.
          Stress testing and scenario analysis assist in measuring the impact on our operations of extreme but plausible operational, political, economic, credit and market events. Scenarios designed in collaboration with our economists, equity research department and risk management groups are based on historical or hypothetical events, a combination thereof, or significant economic developments such as a rapid increase in the value of the Canadian dollar, a real estate downturn or higher energy costs. These tests and analyses are then applied to all significant and relevant risk-taking portfolios across the enterprise. As stipulated by the Basel II Capital Accord, BMO also conducts stress testing of regulatory credit capital across all material portfolios using the Advanced Internal Ratings Based (AIRB) Approach calculation methodology.
          We also conduct ongoing stress testing and scenario analysis designed to test BMO’s credit exposures to a specific industry, to several industries or to specific products that are highly correlated. These tests attempt to gauge the effect of various scenarios on default probabilities and loss rates in the portfolio under review. This provides senior management with significant insight into the sensitivity of our exposures to underlying risk characteristics of specific industries.
Basel II
Framework
BMO adopted the Basel II framework effective November 1, 2007. The framework promotes the adoption of stronger risk management practices, provides more risk-sensitive regulatory capital requirements, and promotes the use of an enterprise’s internal estimates. Under the framework, there are three increasingly risk-sensitive approaches to the calculation of regulatory capital requirements for credit and operational risk. The approaches available for the computation of credit risk are: Standardized, Foundation IRB and IRB Advanced (AIRB). For operational risk the approaches that may be followed are: Basic Indicator, Standardized or Advanced Measurement.
          BMO has chosen to apply the most advanced AIRB approach for calculations related to credit risk in our portfolio, except for our subsidiary Harris Bankcorp, Inc., which currently uses the Standardized Approach. We have adopted the Standardized Approach for calculations related to operational risk.
          BMO Financial Group conducts business through a variety of corporate structures, including subsidiaries and joint ventures, and the Basel II framework applies across the entire enterprise.
          BMO Financial Group calculates regulatory capital requirements at the enterprise level, and for the following subsidiaries: Bank of Montreal Mortgage Corporation and BMO Trust Company. All of BMO’s subsidiaries must meet the regulatory and legislative requirements of the jurisdictions in which they operate, which may affect the deployment of capital within each operating group. A framework is in place to ensure that subsidiaries and their parent entity have access to capital and funding as required to support their ongoing operations under both normal and stressed conditions.
          Under the AIRB Approach, risk-weighted assets (RWA) are calculated based on the internal risk ratings assigned to each exposure (asset). Parameters used are model-driven, based on historical experience and other metrics. Models are recalibrated as required, and are subject to periodic validation and regulatory review and approval.
          Under the Standardized Approach, risk weightings are determined based on the Basel Asset Class and the risk rating of the counterparty.

Basel II Risk-Based Parameters
Exposure at Default (EAD) represents the outstanding amount of a credit exposure, adding back any specific provisions taken or any amounts partially written off. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amount that may be drawn at the time of default.
Loss Given Default (LGD) is the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default. LGD takes into consideration the amount and quality of any collateral held.
Probability of Default (PD) represents the likelihood that a credit obligation (loan) will not be repaid and will go into default. A PD is assigned to each account, based on the type of facility, the product type and customer characteristics. The credit history of the counterparty/portfolio and the nature of the exposure are taken into account in the calculation of a PD.
          Reporting under Basel II is generally by Basel Asset Class and exposure type. For the calculation of credit risk, BMO’s portfolio can be broken down into wholesale, retail and non-counterparty managed assets. Within the wholesale portfolio, the asset classes are: corporate, specialized lending, banks, sovereign, small and medium enterprises treated as corporate, securitization and equity. Within the retail portfolio, the asset classes are: residential mortgages, home equity lines of credit, qualifying revolving retail (which includes lines of credit and credit cards), small and medium enterprises treated as retail, and other retail.
          The amount of RWA is reflective of risk ratings, risk parameters and product mix. Table 22 on page 101 provides details by Basel Asset Class and Risk Type for RWA calculation under the Basel II methodology.
          The table below provides a high-level overview of our balance sheet and corresponding Basel II Asset Class View.
Balance Sheet Accounts

As at October 31 ($ millions)	2008

Cash and other assets	100,917
Securities	100,138
Net loans and acceptances	214,995

Total Assets	416,050

Basel II View of the Balance Sheet

As at October 31 ($ millions)	2008

Non-Counterparty Managed Assets	82,428
Counterparty Managed Assets
Credit assets
Wholesale (AIRB and Standardized)	141,620
Retail (AIRB and Standardized)	91,879
Equity	1,330
Securitization	6,200
Repo style transactions	28,033
Market risk assets subject to specific risk only	64,121
Deconsolidated subsidiary assets	439

Total Assets	416,050

BMO Financial Group 191st Annual Report 2008  |  75

MANAGEMENT’S DISCUSSION AND ANALYSIS
Credit and Counterparty Risk
Credit and counterparty risk exists in every lending activity that BMO enters into, as well as in the sale of treasury and other capital markets products and the holding of investment securities. Effective credit risk management begins with BMO’s experienced and skilled professional lending and credit risk officers, who operate in a dual control structure to authorize transactions that expose the enterprise to credit risk. These individuals are subject to a rigorous lender qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction in accordance with comprehensive corporate policies, standards and procedures governing the conduct of credit risk activities.
Policies and Standards
BMO’s lending principles are laid out in a series of corporate policies, standards, guidelines, directives and procedures, all of which are reviewed on a regular basis to keep them current and appropriate to our risk appetite. The structure, limits, collateral requirements, ongoing management, monitoring and reporting of our credit exposures are all governed by these lending principles.
Credit Risk Governance
The Risk Review Committee of the Board of Directors ultimately oversees the management of all risks faced by the enterprise, including credit risk. Operating practices include the ongoing monitoring of credit risk exposures and regular portfolio and sector reporting to the Board and senior management committees. Performing accounts are reviewed on a regular basis, with all commercial and corporate accounts reviewed at least annually. The credit review process ensures that an appropriate structure, including covenant monitoring, is in place for each account. The frequency of reviews is increased in accordance with the likelihood and size of potential credit losses, with deteriorating higher-risk situations referred to specialized account management groups for closer attention where appropriate. Corporate Audit Division reviews and tests management processes and controls and samples credit transactions for adherence to credit terms and conditions, as well as to governing policies, standards and procedures. In addition, BMO carries out regular portfolio sector reviews, including stress testing and scenario analysis based on current, emerging or prospective risks.
Risk Rating Practices
Consumer and Small Business
The consumer and small business portfolio is made up of a diversified group of individual customers and includes residential mortgages, personal loans, credit cards and small business loans. These are managed as pools of homogeneous risk exposures. For these pools, credit risk models and decision support systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to produce optimal credit decisions in a centralized and automated environment. The characteristics of both the borrower and the loan, along with past portfolio experience, are used to predict the credit performance of new accounts. Past performance is also used, as appropriate, to predict the likely future performance of existing accounts for ongoing credit risk management.
Commercial and Corporate Lending
Within the commercial and corporate portfolios, we utilize an enterprise-wide risk rating framework that applies to all of our sovereign, bank, corporate and commercial counterparties. This framework is consistent with the principles of Basel II, under which minimum regulatory capital requirements for credit risk are

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. This is the most significant measurable risk that BMO faces.
determined. One key element of this framework is the assignment of appropriate borrower risk ratings to help quantify potential credit risk.
           BMO’s risk rating framework establishes a counterparty’s risk rating using methodologies and rating criteria based on the specific risk characteristics of the counterparty. The resulting rating is then mapped to a probability of default over a one-year time horizon. As counterparties migrate between risk ratings, the probability of their default changes. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (other than consumer instalment and credit card loans, which are written off when certain conditions exist, as discussed under Impaired Loans in Note 4 on page 113 of the financial statements). Future losses are estimated based on the expected proportion of the exposure that will be at risk if a counterparty default occurs, through an analysis of transaction-specific factors such as the nature and terms of the loan, collateral held and the seniority of our claim. For large corporate transactions, we also utilize unexpected loss models to assess the extent and correlation of risks before authorizing new exposures.
Below is a segmentation of the Wholesale portfolio by risk rating.
Borrower Risk Rating Scale

		Moody’s Investor		% of
BMO	Description	Services implied	Standard & Poor’s	Wholesale
rating	of risk	equivalent	implied equivalent	outstanding

Investment grade			As at October 31, 2008

I-1	Undoubted/
	Sovereign	Aaa Sovereign	AAA Sovereign	15.9

I-2	Undoubted	Aaa/Aa1	AAA/AA+	6.1

I-3	Minimal	Aa2/Aa3	AA/AA–	11.3

I-4	Modest	A1/A2/A3	A+/A/A–	6.8

I-5	Modest	Baa1	BBB+	2.8

I-6	Average	Baa2	BBB	14.7

I-7	Average	Baa3	BBB–	8.5

				66.1

Non-investment grade

S-1	Acceptable	Ba1	BB+	10.2

S-2	Acceptable	Ba2	BB	8.0

S-3	Marginal	Ba3	BB–	6.2

S-4	Marginal	B1	B+	5.2

				29.6

Watch list

P-1	Uncertain	B2	B	1.4

P-2	Watch list	B3	B–	1.4

P-3	Watch list	Caa/C	CCC/C	0.2

				3.0

D-1 and	Default	C	D

D-2	Default and			1.3
	Impaired	C	D

				1.3

76  |  BMO Financial Group 191st Annual Report 2008

Gross Loans and Acceptances (excluding Reverse Repos)
Diversification by Industry
As at October 31, 2008
Portfolio Management
Total enterprise-wide outstanding credit exposures were $395 billion as at October 31, 2008, comprised of $232 billion in Canada, $136 billion in the United States and $27 billion in other jurisdictions.
           BMO’s credit risk governance policies ensure that an acceptable level of diversification is maintained at all times. The use of structural industry risk factor limits ensures diversification of risk in the commercial and corporate lending portfolios, and allows us to closely monitor sectors where closer attention is appropriate. At year-end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-sized businesses.
          BMO employs a number of measures to mitigate and manage credit risk. These measures include but are not limited to strong underwriting standards, qualified professional risk managers, a robust monitoring and review process, redistributing exposures, and buying or selling insurance through guarantees or credit default swaps.
          Credit portfolio quality is discussed on page 41. Note 4 on page 113 of the financial statements and Tables 11 to 19 on pages 96 to 99 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses.
Collateral Management
The purpose of collateral for credit risk mitigation is to minimize losses that could otherwise be incurred and to protect funds employed in credit risk activities. Depending on the type of borrower, the assets available and the structure and term of the credit requirements, collateral can take various forms. Investment grade liquid securities are regularly pledged in support of treasury counterparty facilities. For corporate and commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery and real estate, or personal assets pledged in support of guarantees. On an ongoing basis, collateral is subject to regular valuation, as prescribed in the relevant governing procedures, which incorporate set formulas for certain asset types along with an assessment of current economic and market circumstances.
Allowance for Credit Losses
Across all loan portfolios, BMO employs a disciplined approach to provisioning and loan loss evaluation, with prompt identification of problem loans being a key risk management objective. BMO maintains both specific and general allowances for credit losses, the sum of which is sufficient to reduce the book value of credit assets to their estimated realizable value. Specific allowances reduce the aggregate carrying value of credit assets where there is evidence of deterioration in credit quality. We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, OSFI. The general allowance is reviewed on a quarterly basis and a number of factors are considered when determining the appropriate level of the general allowance. This includes a general allowance model that applies historical expected and unexpected loss rates, based on probabilities of default and loss given default factors, to current balances. For business loans, these historical loss rates are associated with the underlying risk rating of the borrower, which is assigned at the time of loan origination, monitored on an ongoing basis and adjusted to reflect changes in underlying credit risk. These loss rates are further refined with regard to industry sectors and credit products. For consumer loans, loss rates are based on historical loss experience for the different portfolios. Model results are then considered along with the level of the existing allowance and management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions.

Market Risk
BMO incurs market risk in its trading and underwriting activities and structural banking activities.
           As part of our enterprise-wide risk management framework, we employ extensive governance and management processes surrounding market risk-taking activities. These include:
•	oversight by senior governance committees, including Trading Products Risk Committee (TPRC), Balance Sheet Management Committee (BSMC), RMC and RRC;

•	an Economic Capital plan process that incorporates market risk measures (market value exposures, stress testing);

•	process for the effective valuation of trading positions and measurement of market risk;

•	development of appropriate policies and corporate standards;

•	a well-developed limit-setting and monitoring process;

•	controls over processes and models used; and

•	a framework of scenario and stress tests for worst-case events.

Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default.
BMO’s primary high-level market risk measures are Market Value Exposure (MVE) and Earnings Volatility (EV). The market value and earnings volatility exposures at October 31, 2008 are summarized in the following table.

BMO Financial Group 191st Annual Report 2008 | 77

MANAGEMENT’S DISCUSSION AND ANALYSIS
MVE and EV for Trading and Underwriting
and Structural Positions ($ millions)*

	Market	12-month	Market	12-month
As at October 31	value	earnings	value	earnings
(After-tax Canadian equivalent)	exposure	volatility	exposure	volatility

	2008	2008	2007	2007

Trading and Underwriting	(33.4)	(28.7)	(18.2)	(12.6)
Structural	(267.9)	(30.2)	(231.6)	(24.2)

* Measured at a 99% confidence interval.
Trading and underwriting MVE and EV increased over the past year primarily as a result of higher observed market volatilities for interest rates and credit spreads. Structural MVE increased over the prior year primarily due to growth in common shareholders’ equity. EV continues to be managed to low levels.
Trading and Underwriting Market Risk
BMO’s Market Risk group provides oversight of trading and underwriting portfolios by ensuring:
•	market risk of trading and underwriting portfolios is measured and modelled in compliance with corporate policies and standards;

•	risk profiles of our trading and underwriting portfolios are maintained within our risk appetite, and are monitored and reported to traders, senior executives, management and Board committees;

•	proactive identification and reporting to senior executives, management and Board committees of specific exposures or other factors that expose BMO to unusual, unexpected, inappropriate or otherwise not fully identified or quantified risks associated with market or traded credit exposures;

•	all individuals authorized to execute trading and underwriting transactions on behalf of BMO are appropriately informed of BMO’s risk-taking governance, authority structure, procedures and processes by providing access to and guidance on the relevant corporate policies and standards.
To capture the multi-dimensional aspects of market risk effectively, a number of metrics are used including VaR, stress testing, option sensitivities, position concentrations, market and notional values and revenue losses.
           VaR and stress testing are portfolio estimates of risk but are not without their limitations. Some limitations of VaR are its assumption that all positions can be liquidated within the assigned one-day holding period (ten-day holding period for regulatory calculations), which may not be the case in illiquid market conditions, and that historical data can be used as a proxy to predict future market events. Scenario analysis and probabilistic stress testing are performed daily to determine the impact of unusual and/or unexpected market changes on our portfolios. As well, historical and event stresses are tested on a weekly basis. Scenarios are amended, added or deleted, to better reflect changes in underlying market conditions. The results are reported to the lines of business, Trading Products Risk Committee, Risk Management Committee and Risk Review Committee on a regular basis. Stress testing is limited by the number of scenarios that can be run, and by the fact that not all downside scenarios can be predicted and effectively modelled. Neither VaR nor stress testing are viewed as predictors of the maximum amount of losses that could occur in any one day, because both measures are computed at prescribed confidence levels and could be exceeded in highly volatile market conditions. On a daily basis, exposures are aggregated by lines of business and risk type and monitored against delegated limit levels, and the results are reported to the respective stakeholders. All risk exposures that exceed their respective delegated limits are escalated to senior management for resolution in a timely manner. The business in question is required to either bring the exposure to within limits, or consult with Market Risk on the appropriate action to be taken.

Market Value Exposure (MVE) is a measure of the adverse impact of changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and composition of the portfolios to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of Value at Risk and Issuer Risk.
Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period.
Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, equity and commodity prices and their implied volatilities. This measure calculates the maximum likely loss from portfolios, over a specified holding period, measured at a 99% confidence level.
Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of fixed income instruments and similar securities. Issuer risk is measured at a 99% confidence level over a specified holding period.
          Within Market Risk, the Valuation Product Control group checks whether the valuations of all trading and underwriting portfolios within BMO are materially accurate by:
•	developing and maintaining valuation adjustment/reserve policies and issuer risk procedures in accordance with regulatory requirements and GAAP;
•	establishing official rate sources for valuation of mark-to-market portfolios; and
•	providing an independent review of trading books where trader prices are used for valuation of mark-to-market portfolios.
BMO’s Independent Price Verification process is used to validate valuations derived from trader inputs. Trader valuations are reviewed to ensure they align with an independent assessment of the market value of the portfolio. If the valuation differences exceed the prescribed tolerance threshold, a valuation adjustment is implemented in accordance with accounting policy and regulatory requirements. Prior to the final month-end general ledger close, meetings are held between the line of business, Market Risk, Capital Markets Finance and Accounting Policy to obtain concurrence on all valuation reserves and adjustments.
          At minimum, the following major categories of valuation reserves are considered when determining appropriate valuation adjustment/ reserve levels: credit spreads, close-out costs, administrative costs, liquidity and model risk. Also, a fair value hierarchy is used to categorize the inputs used in valuation techniques in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities. Level 1 covers the use of quoted market prices in the fair valuation process, Level 2 covers internal models with observable market information and Level 3 covers internal models without observable market information. Details of Level 1, Level 2 and Level 3 fair valuation measurements can be found in the Critical Accounting Estimates section on page 69.

78 | BMO Financial Group 191st Annual Report 2008

          Our models are used to determine market risk economic capital for each of the lines of business and to determine regulatory capital. For capital calculation purposes, longer holding periods and/or higher confidence levels are used than are employed for day-to-day risk management. Models used to determine EV exposures are the same as or similar to those used to determine VaR exposures. Prior to use, models are subject to review under the Model Risk Corporate Standard by our Model Risk & Vetting group. The Model Risk Corporate Standard outlines minimum acceptable requirements for the identification, assessment, monitoring and management of models and model risk throughout the enterprise.
          BMO measures the market risk for trading and underwriting portfolios that meet our criteria for trading book regulatory capital treatment using an internal models approach, as well as the market risk for money market portfolios that are subject to accrual accounting rules under GAAP and are accorded banking book regulatory capital treatment.
          For trading and underwriting portfolios covered by the internal models approach, VaR is computed using BMO’S Comprehensive Value at Risk model. Our Comprehensive Value at Risk model is a Monte Carlo scenario simulation model, and its output is used for market risk management and reporting of exposures. The model computes one-day VaR results using a 99% confidence interval and reflects the correlations between the different classes of market risk factors. For money market accrual portfolios, VaR is computed using an Analytic Value at Risk approach.
          We use a variety of methods to ensure the integrity of our risk models, including the application of backtesting against hypothetical losses. This process assumes there are no changes in the previous day’s closing positions. The process then isolates the effects of each day’s price movements against these closing positions. Models are validated by assessing how often the calculated hypothetical losses exceed the MVE measure over a defined period. Results of this testing confirm the reliability of our models.
          Market risk exposures arising from trading and underwriting activities are summarized in the following table. The correlations and volatility data that underpin our models are updated quarterly. The last update occurred in August 2008; as a consequence the MVE measures are not fully reflective of fourth quarter volatility. However, it is not expected that BMO’s trading market risk limits would have been exceeded if the fourth quarter volatility was represented in the MVE as at October 31, 2008. Trading and underwriting Market Value Exposure has increased relative to last year, mainly due to higher observed volatilities for interest rates and credit spreads. To ensure consistency with the regulatory definition of risk classifications, effective for fiscal 2008, general credit spread risk and interest rate risk have been combined and are now reported in Interest rate risk (mark-to-market) in the Total Trading and Underwriting MVE Summary. This change does not affect the Total MVE result, only the way in which the results are reported. MVE data for October 31, 2007 has been restated to reflect this change. Additionally, as discussed in Note 3 on page 109 of the financial statements, in the fourth quarter, certain positions were transferred from our trading portfolio to our available-for-sale portfolio. These positions, however, remained in our comprehensive VaR and Issuer risk measures throughout the quarter, and are included in the MVE table which follows, as well as the graphs.
Total Trading and Underwriting MVE Summary ($ millions)*

For the year ended October 31, 2008
(pre-tax Canadian equivalent)	Year-end	Average	High	Low

Commodity risk	(0.9)	(3.1)	(6.8)	(0.9)
Equity risk	(7.3)	(10.9)	(18.5)	(5.6)
Foreign exchange risk	(1.4)	(1.4)	(4.3)	(0.3)
Interest rate risk (mark-to-market)	(30.6)	(18.9)	(35.0)	(8.7)
Diversification	6.4	9.2	nm	nm

Comprehensive risk	(33.8)	(25.1)	(39.3)	(14.5)
Interest rate risk (accrual)	(11.6)	(5.7)	(12.5)	(1.3)
Issuer risk	(6.1)	(5.2)	(8.4)	(2.6)

Total MVE	(51.5)	(36.0)	(57.9)	(24.0)

* One-day measure using a 99% confidence interval.
nm – not meaningful

For the year ended October 31, 2007
(pre-tax Canadian equivalent)	Year-end	Average	High	Low

Commodity risk	(2.7)	(6.4)	(16.8)	(2.7)
Equity risk	(9.5)	(10.2)	(17.7)	(5.1)
Foreign exchange risk	(0.9)	(1.2)	(5.6)	(0.2)
Interest rate risk (mark-to-market)	(10.0)	(5.8)	(14.3)	(2.8)
Diversification	9.1	7.7	12.6	2.8

Comprehensive risk	(14.0)	(15.9)	(25.7)	(8.0)
Interest rate risk (accrual)	(9.1)	(17.4)	(26.8)	(8.6)
Issuer risk	(4.9)	(5.2)	(9.0)	(3.2)

Total MVE	(28.0)	(38.5)	(51.2)	(27.9)

* One-day measure using a 99% confidence interval.

Trading and Underwriting Net Revenues versus Market Value Exposure
November 1, 2007 to October 31, 2008 ($ millions)

(1)	January 23, 2008: Primarily reflects the liquidation of positions with monoline insurer ACA Financial Guaranty Corporation. Daily Net Revenue ($90) million.

(2)	January 31, 2008: Primarily reflects valuation adjustments. Daily Net Revenue ($182) million.

(3)	March 31, 2008: Primarily reflects valuation adjustments. Daily Net Revenue $111 million.

(4)	April 30, 2008: Primarily reflects valuation adjustments and a fair valuation of traded liabilities. Daily Net Revenue $66 million.

(5)	May 30, 2008: Primarily reflects month-end credit valuation adjustments. Daily Net Revenue $61 million.

(6)	October 17, 2008: Primarily reflects mid-month credit valuation adjustments due to widening credit spreads. Daily Net Revenue ($105) million.

BMO Financial Group 191st Annual Report 2008 | 79

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Factors November 1, 2007 to October 31, 2008 ($ millions)

Frequency Distribution of Daily Net Revenues November 1, 2007 to October 31, 2008 ($ millions)

The distribution of our daily net revenue for the portfolios has been affected by periodic valuation adjustments as outlined in the notes to the preceding Trading and
Underwriting Net Revenues versus Market Value Exposure graph.

Trading revenues include amounts from all trading and underwriting activities, whether accounted for on a mark-to-market basis or an accrual basis, as well as certain fees and commissions directly related to those activities.
Structural Market Risk
Structural market risk is comprised of interest rate risk arising from our banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations. Structural market risk is managed by BMO’s Corporate Treasury in support of stable, high-quality earnings and maximization of sustainable product spreads.
          Structural interest rate risk arises primarily from interest rate mismatches and embedded options. Interest rate mismatches result from differences in the scheduled maturity or repricing dates of assets, liabilities and derivatives. Embedded option risk results from product features that allow customers to modify scheduled maturity or repricing dates. Embedded options include loan prepayment and deposit redemption privileges and committed rates on unadvanced mortgages. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target duration, which is currently between two and three years, while embedded options are managed to low risk levels. The net interest rate mismatch is primarily managed with interest rate swaps and securities. Embedded option risk exposures are managed by purchasing options or through a dynamic hedging process.
          Structural foreign exchange risk arises primarily from translation risk associated with the net investment in our U.S. operations and from transaction risk associated with our U.S.-dollar-denominated net income. Translation risk is managed by funding our net U.S. investment in U.S. dollars. Transaction risk is managed by entering into foreign exchange forward contract hedges at the start of each quarter that are expected to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations in the quarter on the expected U.S. dollar net income for the quarter.
          BMO’s U.S.-dollar-denominated results are affected, favourably or unfavourably, by movements in the Canadian/U.S. dollar exchange rate. Rate movements affect future results measured in Canadian dollars and the impact on results is a function of the periods in which revenues, expenses and provisions for credit losses arise. If future results are consistent with the range of the past three years, U.S.-dollar-denominated income before income taxes would range from a loss of US$900 million to income of US$700 million. On that basis, each one cent decrease in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to change net income before income taxes by between $9 million at the lower end of the range and –$7 million at the higher end. An increase of one cent would have the opposite effect.
          Structural MVE and EV measures both reflect holding periods of between one and three months and incorporate the impact of correlation between market variables.
          Structural MVE increased in fiscal 2008 primarily as a result of growth in common shareholders’ equity. EV continues to be managed to low levels.
          In addition to MVE and EV, we use simulations, sensitivity analysis, stress testing and gap analysis to measure and manage interest rate risk. Gap analysis is disclosed in Note 20 on page 133 of the financial statements.
          Structural interest rate sensitivity to an immediate parallel increase or decrease of 100 and 200 basis points in the yield curve is disclosed in the table below. This sensitivity analysis is performed and disclosed by many financial institutions and facilitates comparison with our peer group.
Structural Interest Rate Sensitivity ($ millions) *

After-tax Canadian equivalent	As at October 31, 2008		As at October 31, 2007

	Economic	12-month	Economic	12-month
	value	earnings	value	earnings
	sensitivity	sensitivity	sensitivity	sensitivity

100 basis point increase	(220.8)	(4.4)	(201.1)	6.6
100 basis point decrease	169.2	(21.0)	138.6	(15.4)

200 basis point increase	(488.6)	(16.2)	(438.1)	0.4
200 basis point decrease	328.4	(177.6)	234.0	(17.0)

* Exposures are in brackets and benefits are represented by positive amounts.
Models used to measure structural market risk project how interest rates and foreign exchange rates may change and predict how customers would likely react to the changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), our models measure how customers use embedded options to modify those terms. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), our models impute a maturity profile that considers pricing and volume strategies and is reflective of the associated uncertainties. These models have been developed using statistical analysis and are validated through regular model vetting and backtesting processes and ongoing dialogue with the lines of business. Models used to predict consumer behaviour are also used in support of product pricing and performance measurement.

80  |  BMO Financial Group 191st Annual Report 2008

Liquidity and Funding Risk
Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
          It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.
          Our liquidity and funding risk management framework includes:
•	oversight by senior governance committees, including the Balance Sheet Management Committee, Risk Management Committee and Risk Review Committee (RRC);

•	an independent oversight group within Corporate Treasury;

•	an RRC-approved limit structure to support the maintenance of a strong liquidity position;

•	effective processes and models to monitor and manage risk;

•	strong controls over processes and models and their uses;

•	a framework of scenario tests for stressed operating conditions; and

•	contingency plans to facilitate managing through a disruption.
Global wholesale funding markets were affected by reduced confidence during the year and in particular since mid-September. Money market funding maturity terms shortened and access to longer-term capital market funding decreased for all market participants, including banks. Wholesale funding market spreads are elevated given the heightened credit concerns. Governments and central banks are taking steps to restore market confidence and stability. The Government of Canada has offered a number of programs to provide market liquidity and the Canadian financial industry, including BMO, has participated in these programs. We remain satisfied that our liquidity and funding management framework provides us with a sound position despite market developments.
          Data provided in this section reflect BMO’s consolidated position. BMO subsidiaries include regulated and foreign entities, and therefore movements of funds between companies in the corporate group are subject to the liquidity, funding and capital adequacy considerations of the subsidiaries as well as tax considerations. Such matters do not materially affect BMO’s liquidity and funding.
          We actively manage liquidity and funding risk globally by holding liquid assets in excess of an established minimum level at all times. Liquid assets include unencumbered, high-quality credit assets that are marketable, can be pledged as security for borrowings, and could be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are held both in our trading businesses and in supplemental liquidity pools that are maintained for contingency purposes. Liquidity and funding requirements consist of expected and potential cash outflows. These arise from obligations to repay deposits that are withdrawn or not renewed, and from the need to fund asset growth, strategic investments, drawdowns on off-balance sheet arrangements and other credit instruments and purchases of collateral for pledging. Liquidity and funding requirements are assessed under expected and stressed economic, market, political and enterprise-specific environments, which determine the minimum amount of liquid assets to be held at all times.
          Three of the measures we use to evaluate liquidity and funding risk are the liquidity ratio, the level of core deposits, and the customer deposits and capital to loans ratio. The liquidity ratio represents the sum of cash resources and securities as a percentage of total assets. BMO’s liquidity ratio was 29.1% at October 31, 2008, down from 33.1% at October 31, 2007, and averaged 26.5% for the years 2004 to 2006. The ratio reflects a strong liquidity position.
          Cash and securities totalled $121.2 billion at the end of the year, unchanged from 2007.
          Liquidity provided by cash and securities is supplemented by securities borrowed or purchased under resale agreements, which also can be readily converted into cash or cash substitutes to meet

Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Liquidity Ratio (%)	Core Deposits ($ billions)

The ratio reflects a sound liquidity position	Core deposits provide a strong funding base.

financial commitments. Securities borrowed or purchased under resale agreements totalled $28.0 billion at the end of the year, down from $37.1 billion in 2007.
          In the ordinary course of business, a portion of cash, securities and securities borrowed or purchased under resale agreements is pledged as collateral to support trading activities and participation in clearing and payment systems, in Canada and abroad. At October 31, 2008, $37.7 billion of cash and securities and $33.1 billion of securities borrowed or purchased under resale agreements had been pledged, compared with $29.9 billion and $25.5 billion, respectively, in 2007. These changes were driven by trading activities and pledging of assets related to secured funding programs. Additional information on cash and securities can be found in Table 5 on page 91 and in Notes 2 and 3 beginning on page 109 of the financial statements.
          Core deposits are comprised of customer operating and savings deposits and smaller fixed-date deposits (less than or equal to $100,000). Canadian dollar core deposits totalled $85.8 billion at the end of the year, up from $75.9 billion in 2007, and U.S. dollar and other currency core deposits totalled US$32.8 billion at the end of the year, up from US$25.1 billion in 2007. In addition, larger fixed-date customer deposits totalled $20.2 billion at the end of the year, compared with $22.1 billion in 2007. Total deposits increased $25.7 billion during 2008 to $257.7 billion at the end of the year. The increase in total deposits reflects an increase in core and non-core deposits to fund loan growth and the appreciation of the U.S. dollar relative to the Canadian dollar.
          Our large base of customer deposits, along with our strong capital base, reduces our requirements for wholesale funding. Customer deposits and capital equalled 94.2% of loans (excluding securities borrowed or purchased under resale agreements) at the end of the year, up from 93.3% in the prior year.
          Our funding philosophy requires that wholesale funding used to support loans is longer term (typically maturing in two to ten years) to better match the terms to maturity of our loans. Wholesale funding that supports liquid trading and underwriting assets and available-for-sale securities is generally shorter term (maturing in under two years). Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. In accordance with internal guidelines, our wholesale funding is diversified by customer, type,

BMO Financial Group 191st Annual Report 2008 | 81

MANAGEMENT’S DISCUSSION AND ANALYSIS
market, maturity term, currency and geography. BMO raises long-term funding through various platforms, including a Euro Medium Term Note Program, Canadian Medium Term Note Shelf Program, U.S. Shelf Program, Covered Bond Program, securitizations and Canadian and U.S. senior (unsecured) deposits. Information on deposit maturities can be found in Table 20 on page 100.
          Our funding capacity is dependent on our credit ratings. Our senior debt ratings remained unchanged with a stable outlook in 2008. All four ratings are indicative of high-grade, high-quality issues. They are DBRS (AA); Fitch Ratings (AA–); Moody’s Investor Service (Aa1); and Standard & Poor’s Ratings Services (A+). Certain agreements could require incremental collateral under lower ratings. Minor downgrades would not be expected to materially influence our funding capacity or collateral requirements; however, a series of downgrades could have adverse consequences.
Long-term Wholesale Funding Sources ($ millions)

As at October 31	2008	2007	2006	2005	2004

Unsecured long-term wholesale funding	35,274	21,628	16,840	10,459	8,370

Secured long-term wholesale funding	4,396	–	–	–	–

Mortgage and credit card securitization issuances	25,077	12,992	9,792	5,918	5,253

Unsecured Long-term Wholesale Funding Maturities
($ millions)

As at October 31, 2008
Less than	1 to	2 to	3 to	4 to	Over
1 year	2 years	3 years	4 years	5 years	5 years	Total

11,937	9,716	3,848	3,409	2,639	3,725	35,274

Operational Risk
Operational risk is inherent in all business activities and can never be entirely eliminated; however, shareholder value can be preserved and enhanced by managing, mitigating and, in some cases, insuring against operational risk.
          To achieve this goal, BMO established an Enterprise Operational Risk Management group, which has developed an Operational Risk Management Framework (ORMF) that includes identification, measurement, management, monitoring, Economic Capital attribution, risk control and mitigation elements. This group gives effect to the ORMF within corporate policy, oversees the risk assessment methodology and defines the reporting requirements. A variety of underlying processes and controls have been developed as part of this framework, including risk and control self-assessments, business contingency plans, event management, change management, outsourcing management, and acquisition and integration management. Processes and controls under development include operational risk quantification, system support and performance metrics. Scenario analysis is also being incorporated into a number of current ORMF processes.
          BMO’s operational risk governance structure includes the Operational Risk Committee (ORC), a sub-committee of Risk Management Committee (RMC). ORC has oversight responsibility for operational risk strategy, management and governance. It provides advice and guidance to the lines of business on operational risk assessments, measurement and mitigation, and related monitoring and change initiatives.
          BMO’s intention is to make operational risk, like all other risks, transparent throughout the enterprise. Therefore, this
Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.
framework includes regular reporting of relevant operational risk management activities and processes to senior line and corporate management, ORC, RMC and the Board of Directors. Operational risk programs work with other risk disciplines to better manage the converging risks across the enterprise.
          Each line of business is responsible for using ORMF processes and control programs to manage its operational risk within the guidance provided by corporate policy and standards. To ensure that all operational risks to which a line of business is exposed are adequately managed, Corporate Support areas provide guidance and oversight for specific risks across the organization. Primary Corporate Support areas include Finance, Taxation, Legal, Compliance, Privacy, Human Resources and Technology and Operations.
          Secondary mitigation of certain operational risk exposures is provided through insurance. BMO purchases insurance in amounts that provide protection against unexpected material loss and when insurance is required by law, regulation or contractual agreement.
          Under Basel II methodologies, BMO has implemented The Standardized Approach (TSA) for the calculation of operational risk regulatory capital requirements enterprise-wide. TSA processes and capital measures have been implemented at both the consolidated enterprise and applicable legal entity levels.

Business Risk
Business Risk due to Earnings Volatility
Business risk due to earnings volatility measures the risk that volumes will decrease or margins will shrink with no opportunity being available to offset the revenue declines with a reduction in costs. BMO faces many risks that are similar to those faced by non-financial firms, principally that our profitability, and hence value, may be eroded by changes in the business environment or by failures of strategy or execution. Sources of these risks include volatile economic market activity, changing client expectations, adverse business developments and relatively ineffective responses to industry changes. Risks to BMO’s margins and
Business risk arises from the specific business activities of a company and the effects these could have on the earnings of the company.
volumes are categorized as business risk due to earnings volatility. Risks associated with operational failure are recognized in the Operational Risk Management Framework while reputation risk is considered as a separate category.

82  |  BMO Financial Group 191st Annual Report 2008

Model Risk
BMO uses models that range from the very simple to those that value complex transactions or involve sophisticated portfolio and capital man agement methodologies. These models are used to guide strategic decisions and to assist in making daily lending, trading, underwriting, funding, investment and operational decisions. Models have also been developed to measure exposure to specific risks and to measure total risk on an integrated basis, using Economic Capital. We have strong controls over the development, implementation and application of these models.
          BMO uses a variety of models, which can be grouped within six categories:
•	valuation models for valuation of assets, liabilities or reserves;

•	risk exposure models measuring credit risk, market risk, liquidity risk and operational risk, and also addressing expected loss and its applications;

•	capital and stress testing models for measuring capital, capital allocations and regulatory and economic capital management;

•	fiduciary models for asset allocation, optimization and portfolio management;
Model risk arises from the possible divergence between what a model estimates will occur, and what actually occurs. Model risk also arises from the possibility of the use of an inappropriate model or the inappropriate use of a model.
•	major business strategy models to forecast the possible outcomes of new strategies, in support of business decision process; and

•	models driven by regulatory and other stakeholder requirements.
Prior to use, models are subject to review under the Model Risk Corporate Standard by our Model Risk & Vetting group. The Model Risk Corporate Standard outlines minimum acceptable requirements for the identification, assessment, monitoring and management of models and model risk throughout the enterprise. All models are rated according to their risk levels, which determines the frequency of ongoing review.

Strategic Risk
Strategic risk arises from two sources: external risks inherent in the business environment within which BMO operates, and the risk of potential loss if BMO is unable to deal with those external risks effectively. While external strategic risks – including economic, political, regulatory, technological, social and competitive risks – cannot be controlled, the likelihood and magnitude of their impact can be mitigated through an effective strategic management process.
          BMO’s Office of Strategic Management (OSM) oversees the governance and management processes for identifying, monitoring and mitigating strategic risks across the enterprise. A rigorous strategic management process is intended to ensure that a consistent approach is taken towards strategy development and that strategies are based on accurate and comprehensive financial information and linked to financial commitments. The OSM works with lines of business and key corporate stakeholders during the strategy development process to promote consistency and adherence to strategic management standards.
          Included in this process is a review of the changing business environments within which each of our lines of business operates,
Strategic risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.
including broad industry trends and the actions of our competitors. Strategies are reviewed with the Management Committee and the Board of Directors annually in interactive sessions designed to test assumptions and ensure that strategies are reflective of current and potential future environments.
          Performance commitments established through the strategic management process are continuously monitored and reported upon quarterly, using both leading and lagging indicators of performance, so that strategies can be reviewed and adjusted when necessary. Regular strategic and financial updates are also monitored closely to identify any significant issues.

BMO Financial Group 191st Annual Report 2008 | 83

MANAGEMENT’S DISCUSSION AND ANALYSIS
Reputation Risk
BMO’s reputation is one of its most valuable assets. Key to effectively building and maintaining BMO’s reputation is fostering a business culture that:
•	incorporates integrity and ethical conduct as core values; and

•	promotes a conviction that every business decision must reflect the enterprise’s core ethical values.
The potential for damage to our corporate reputation exists in every business decision. Therefore, we believe that active, ongoing and effective management of reputation risk is best conducted through integration of explicit assessments of reputation risk into strategy development, operational implementation and transactional decision-making. Reputation risk is also managed through our corporate governance practices, code of conduct and risk management framework. It is the
Reputation risk is the risk of negative impacts resulting from the deterioration of BMO’s reputation with key stakeholders. These impacts include revenue loss, reductions in our customer or client base and declines in BMO’s share price.
responsibility of all employees to conduct themselves in accordance with FirstPrinciples, BMO’s code of conduct, and thus build and maintain BMO’s reputation.
          The Reputation Risk Management Committee considers potential reputation risks to the enterprise, specifically reviewing complex credit and structured financings as required.

Environmental Risk
We are committed to minimizing the impact of our operations on the environment and to demonstrating leadership by integrating environmental considerations into our business practices.
          Environmental risk covers a wide range of concerns, such as climate change, biodiversity and ecosystem health, unsustainable resource use, pollution, waste and water.
          As a North American financial services company, we acknowledge that our actions affect the environment directly in terms of our own operations and indirectly through our procurement practices and the products and services we provide to our customers.
          We are addressing climate change through a series of internal operating initiatives designed to reduce our impact on the environment. As part of our environmental action plan, we have developed a strategy to help focus employee efforts on managing the environmental impacts of our operations in five key areas: energy consumption, transportation (employee business travel), material consumption, waste and procurement. Some of our environmental initiatives fall outside of the five key areas but will continue to be addressed within the BMO Environmental Management System.
Environmental risk is the risk of loss or damage to BMO’s reputation resulting from environmental concerns related to BMO or its customers. Environmental risk is often associated with credit and operational risk.
          To establish a baseline from which we can track our progress, we retained the services of an independent climate change consulting firm with extensive experience in developing and verifying corporate greenhouse gas (GHG) emissions inventories. We now have a comprehensive GHG inventory database tool which is fully compliant with both the World Resource Institute/World Business Council for Sustainable Development GHG Protocol Initiative and the International Organization for Standardization (ISO) 14064 Part 1: Greenhouse gases – specification, with guidance at the organization level, for quantification and reporting of GHG emissions and removals.
          In 2008, we updated our lending guidelines to provide more specificity in the inputs for identifying and evaluating environmental risks relating to climate change and forest biodiversity.

84 | BMO Financial Group 191st Annual Report 2008

Non-GAAP Measures
BMO uses both GAAP and non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies.
          Management sometimes reports amounts on a basis that adjusts for certain significant items. Amounts and measures stated on a basis that excludes the significant items are considered useful as they are expected to be more reflective of ongoing operating results. Since such charges tend to be irregular and vary in magnitude, adjusting for them is helpful in assessing quarterly trends in results. Effective in the fourth quarter of 2008, we chose to discontinue categorizing certain charges related to capital markets and commodities losses as significant items and highlighting results on a basis that excludes such items, as they have been incurred for periods longer than we expected when we began to categorize such charges as significant items. Similarly, we have discontinued categorizing changes in the general allowance for credit losses as significant items and stating results on a basis that excludes those amounts, as changes in the general allowance have become more frequent in recent periods.
          At times, we report certain results excluding the effects of notable items, but generally do so in conjunction with disclosure of the nearest GAAP measure and details of the reconciling item. To assist readers, we have also provided a schedule on page 36 that summarizes notable items that have affected results in the current reporting periods.
          Net economic profit is a non-GAAP measure that assesses cash earnings available to common shareholders after deducting a charge for capital. It is considered an effective measure of added economic value.
GAAP and Related Non-GAAP Measures Used in the MD&A

($ millions, except as noted)	2008	2007	2006

Total non-interest expense (a)	6,894	6,601	6,353
Amortization of intangible assets	(42)	(46)	(44)

Cash-based non-interest expense (b) (1)	6,852	6,555	6,309

Net income	1,978	2,131	2,663
Amortization of intangible assets, net of income taxes	35	38	36

Cash net income (1)	2,013	2,169	2,699
Preferred share dividends	(73)	(43)	(30)
Charge for capital (1)	(1,535)	(1,523)	(1,439)

Net economic profit (1)	405	603	1,230

Revenue (c)	10,205	9,349	9,985
Revenue growth (%) (d)	9.2	(6.4)	1.5
Productivity ratio (%) ((a/c) x 100)	67.6	70.6	63.6
Cash productivity ratio (%) ((b/c) x 100) (1)	67.1	70.1	63.2
Non-interest expense growth (%) (e)	4.4	3.9	0.3
Cash-based non-interest expense growth (%) (f) (1)	4.5	3.9	1.1
Operating leverage (%) (d-e)	4.8	(10.3)	1.2
Cash operating leverage (%) (d-f) (1)	4.7	(10.3)	0.4
EPS (uses net income) ($)	3.76	4.11	5.15
Cash EPS (uses cash net income) ($) (1)	3.83	4.18	5.23

(1)	These are non-GAAP amounts or non-GAAP measures.

(2)	The table above outlines non-GAAP measures used by BMO together with their closest GAAP counterparts.

Review of Fourth Quarter Performance
Results in the fourth quarter of 2008 were good, in the context of a difficult capital markets environment and weakening North American economies. We remained focused on our core operations and on serving our customers. This was reflected in results and in further gains in market share in our priority businesses in Canadian retail banking. P&C Canada reported very good results and Private Client Group had strong underlying performance. Net income in BMO Capital Markets was up sharply from 2007, while results in Corporate Services were down appreciably due to higher credit losses charged to the group under our expected credit loss provisioning methodology.
          BMO’s net income was $560 million, an increase of $108 million or 24% from the fourth quarter of 2007. Summary income statements and data for the quarter and comparative quarters are outlined on page 88. Notable items affected quarterly results in both years. Results in 2008 included the $125 million after-tax impact of charges of $45 million related to the deterioration in the capital markets environment and a $150 million increase in the general allowance for credit losses. Results in 2007 included the $275 million after-tax impact of charges of $318 million related to the deterioration in the capital markets environment and a $50 million increase in the general allowance for credit losses, as well as modest charges related to commodities losses and restructuring.
          The charges of $45 million related to the capital markets environment were reflected in BMO Capital Markets and Private Client Group. The charges in BMO Capital Markets included $14 million ($8 million after tax) comprised of:
•	charges of $258 million in respect of exposures related to Apex ($170 million before tax), and mark-to-market valuations on counter-party credit exposures on derivative contracts largely as a result of corporate counterparties’ credit spreads widening relative to BMO’s ($88 million before tax);

•	a charge of $49 million for other-than-temporary impairment of securities in our portfolios, including $29 million in respect of securities transferred from the trading to the available-for-sale portfolio;

•	a benefit of $133 million for mark-to-market valuations on credit default swaps related to BMO Capital Markets’ loan portfolio;

•	a benefit of $89 million related to our liabilities recorded at fair value as a result of our widening credit spreads; and

•	a number of other valuation adjustments and trading activities resulting in a net benefit of $71 million, including an $81 million pre-tax gain primarily related to portfolios where certain securities were transferred to the available-for-sale portfolio.
The charges in Private Client Group included $31 million ($19 million after tax) in respect of management actions taken to support our U.S. clients in the difficult capital markets environment, including:
•	a net charge of $19 million related to securities of Lehman Brothers; and

•	a charge of $12 million in respect of the valuation of auction rate securities that we expect to be tendered to our offer to purchase them from client accounts.
As explained on page 71, during the quarter, the CICA amended accounting and reporting rules applicable to financial instruments and as a result, we elected to transfer certain securities from our trading portfolio to our available-for-sale portfolio. We subsequently recorded mark-to-market charges on these securities, of which $29 million was charged to earnings as other than temporary impairments and $183 million ($123 million after tax) was charged to other comprehensive income rather than to trading revenues (losses).

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MANAGEMENT’S DISCUSSION AND ANALYSIS
          Personal and Commercial Banking net income increased $36 million or 11% from a year ago to $356 million. P&C Canada net income increased $57 million or 19% to $344 million. There was good volume growth in both personal and commercial banking, and especially cards and payment services, notwithstanding the weakness in the economy. Strong revenue growth from improved volumes was bolstered by higher net interest margin due to interest on tax refunds. Expenses increased due to higher employee costs, reflecting continued investment in the business, and higher capital taxes. Results in 2007 included $6 million of net income arising from a $107 million pre-tax gain on sale of MasterCard shares and a recovery of prior years’ income taxes, partially offset by a $185 million pre-tax adjustment to increase the liability for future redemptions related to our credit card customer loyalty rewards program.
          P&C U.S. net income decreased US$22 million or 66% from the particularly strong performance of a year ago to US$11 million, due to higher acquisition integration costs incurred as we completed the integration of our Wisconsin subsidiaries, an increase in a Visa litigation reserve and the impact of difficult credit market conditions. There are higher levels of non-performing loans and costs of managing the loan portfolio have increased.
          Private Client Group net income was $78 million, a decrease of $25 million or 25% from last year. Results in the fourth quarter of 2008 were affected by after-tax charges of $19 million related to the deterioration in the capital markets environment outlined above. Adjusted for the charges, underlying performance was good. Deposit balances increased year over year and loan balances rose in North American Private Banking. There was lower commission revenue in Full-Service Investing and lower mutual fund revenue. The effect of strong growth in transaction volumes in BMO InvestorLine was largely offset by pricing changes resulting from competitive pressures in the industry. The implementation of a fixed administration fee by BMO Mutual Funds in the first quarter of 2008 contributed to growth in both revenue and non-interest expense. Expense growth also reflected the expansion of the sales force, partially offset by lower revenue-based costs. Assets under management and administration and term deposits have been affected by recent market conditions, and total amounts have decreased $27.4 billion or 10% from a year ago, excluding the impact of foreign exchange rates.
          BMO Capital Markets net income of $285 million increased $239 million from a year ago. Results in 2008 were affected by the after-tax charges of $8 million related to the deterioration in the capital markets environment outlined above. There was a corresponding charge of $318 million ($211 million after tax) in the fourth quarter of 2007. The capital markets environment remained challenging in the fourth quarter; however, there was continued strong performance in our interest-rate-sensitive businesses and higher trading revenue. These were partially offset by net securities losses and reductions in underwriting revenues and merger and acquisition fees. Results for the fourth quarter of 2008 also benefited from the group’s $52 million share of a recovery of prior-period income taxes and from higher tax-exempt income.
          Corporate Services net loss of $159 million increased $142 million from the fourth quarter of 2007. Results were negatively affected by a $150 million increase in the general allowance, up from a $50 million increase in the prior year. The overall charge for credit losses increased $291 million to $333 million, due to BMO’s provisioning for credit losses methodology. Results in the fourth quarter included a recovery of $21 million of prior-period income taxes.
          BMO’s revenue increased $613 million or 28% from a year ago to $2,813 million. Adjusted for the $273 million year-over-year reduction in charges related to the capital markets environment, revenue increased $340 million or 14%. The stronger U.S. dollar increased revenue by $55 million or 2.5%.
           Net interest income increased $217 million or 18% from a year ago to $1,413 million. There was growth in each of the operating groups, with a reduction in Corporate Services. Average earning assets increased $7 billion or 2% to $329 billion. P&C Canada earning assets increased $6 billion, with growth in all lines of business. P&C U.S. had similar growth due to a portfolio transfer, acquisitions, organic growth and the benefit of a stronger U.S. dollar in the fourth quarter. BMO Capital Markets earning assets decreased $4 billion despite the stronger U.S. dollar, due to a reduction in trading assets, partially offset by growth in corporate loans.
          BMO’s overall net interest margin on average earning assets for the fourth quarter of 2008 was 1.71%, or 24 basis points higher than in the fourth quarter of 2007. The year-over-year increase was mainly due to growth in interest-rate-sensitive businesses in BMO Capital Markets, interest on tax refunds in P&C Canada and higher margins in Private Client Group. P&C U.S. net interest margin was significantly lower, due in large part to a portfolio transfer, but its effect on BMO’s margin was minimal.
          Non-interest revenue increased $396 million or 39% from a year ago to $1,400 million. There was a $273 million reduction in charges related to the deterioration in the capital markets environment. The remaining growth was attributable to increases in trading and securitization revenues, the latter driven by the securitization of $4.2 billion of mortgage loans and $1.6 billion of credit card loans in the fourth quarter. Card services fees increased $163 million from the prior year due to the $185 million adjustment to increase the liability for future redemptions related to our credit card customer loyalty rewards program in the fourth quarter of 2007. The benefit of volume growth was offset by the effects of securitizations. Underwriting and advisory fees declined in the difficult capital markets environment.
          Non-interest expense increased $163 million or 10% from a year ago to $1,818 million. Approximately two-thirds of the increase was attributable to employee costs, including an increase in performance-based compensation in line with improved performance, as well as higher severance costs. These increases reflect the addition of front-line sales and service staff in P&C Canada and Private Client Group over the past year, as well as the effect of acquisitions by P&C U.S. Premises, computer and equipment costs increased as a result of writing off deferred costs of a technology project in the fourth quarter of 2008. The stronger U.S. dollar increased expense by $45 million or 2.7%. BMO’s productivity ratio was 64.6% in the quarter, compared with 75.2% a year ago. The cash productivity ratio was 64.2%, compared with 74.7% a year ago.
          Credit conditions have deteriorated significantly in 2008. The provision for credit losses totalled $465 million in the fourth quarter of 2008, comprised of $315 million of specific provisions and a $150 million increase in the general allowance for credit losses. The provision for credit losses totalled $151 million in the fourth quarter of 2007, comprised of $101 million of specific provisions and a $50 million increase in the general allowance. Specific provisions in the fourth quarter of 2008 represented an annualized 81 basis points of average net loans and acceptances, including securities borrowed or purchased under resale agreements, compared with 29 basis points a year ago and an 18 basis point average over the past five years. The increase was attributable to higher levels of gross impaired loans, due to weakness in the manufacturing, financial institutions and U.S. commercial real estate sectors.
          The effective tax rate in the quarter was a recovery rate of 9.2%, and included the benefit of $73 million of recoveries of prior-period income taxes. Excluding the impact of the increase in the general allowance, tax recoveries and a higher proportion of income from lower-tax-rate jurisdictions, the effective tax rate in the fourth quarter of 2008 would be within the expected sustainable range of 16% to 20%.

86 | BMO Financial Group 191st Annual Report 2008

Quarterly Earnings Trends
BMO’s results and performance measures for the past eight quarters are outlined on page 88.
          Over 2008, we have remained focused on our objectives and priorities and made good progress in developing a culture that places the customer at the focus of everything we do. We maintained this focus in the face of very difficult capital and credit market conditions as well as a slowing economy. At the end of 2008, many of our businesses had delivered solid results but most anticipate facing some headwind in the coming quarters.
          BMO’s quarterly earnings, revenue and expense are modestly affected by seasonal factors. Since our second fiscal quarter has 89 days (90 days in 2008) and other quarters have 92 days, second-quarter results are lower relative to other quarters because there are three fewer calendar days (two in 2008), and thus fewer business days. The months of July (third quarter) and August (fourth quarter) are typically characterized by lower levels of capital markets activity, which has an effect on results in Private Client Group and BMO Capital Markets. The December holiday season also contributes to a slowdown in some activities; however, credit card purchases are particularly robust in that first-quarter period, as well as in the back-to-school period that falls in our fourth quarter.
          Notable items have affected revenues in BMO Capital Markets. There were commodities losses of $509 million, $171 million and $149 million in the first through third quarters of 2007, with more modest losses in subsequent quarters and a modest gain in the most recent quarter, as the size and risk profile of the portfolio were reduced. Associated performance-based compensation was reduced appreciably in the first and second quarters of 2007. In addition, the fourth quarter of 2007 through the fourth quarter of 2008 reflected charges related to the deterioration in the capital markets environment of $318 million, $488 million, ($42) million, $134 million and $45 million. The latter charge included $31 million related to Private Client Group. Although the net charges were modest in certain quarters, they have included both favourable and unfavourable items and, as such, the modest net charges in some quarters should not be considered a reliable indicator that charges will continue to be modest.
          Personal and Commercial Banking earnings have trended slightly higher over 2007 and 2008.
          P&C Canada has developed a more customer-focused culture over the course of 2008, increasing market share in its priority markets and growing net income while continuing to invest for future growth. P&C Canada’s net interest margin was relatively stable over 2007 and 2008, but there were higher funding costs in the latter half of the year and margin in the fourth quarter would have decreased in the absence of the receipt of interest on tax refunds. P&C Canada’s revenues have grown steadily, benefiting from volume growth. Revenues were reduced in the fourth quarter of 2007 by the net impact of the $185 million reduction in card fees associated with the adjustment to increase our liability for future redemptions related to our customer loyalty rewards program and the $107 million gain on sale of common shares of MasterCard, as well as reduced securitization revenue. Results in that quarter included a $43 million income tax recovery, which largely offset the after-tax impact of the card fees adjustment and the gain on sale.
          P&C U.S. net income held relatively steady over the course of 2007 and 2008, until the most recent quarter. Its results that period were affected by higher levels of costs associated with completing the integration of the Wisconsin acquisitions, an increase to a litigation reserve and the effects of higher non-performing loans and costs of managing credit assets in the difficult credit environment. Net interest margin was lower over 2008, due primarily to a portfolio transfer at the start of the year.
          Private Client Group’s results have grown steadily over 2007 and 2008, but were reduced in the fourth quarter of 2008 by $19 million of after-tax charges related to support for certain U.S. clients in the difficult capital markets environment. Deposits increased in the latter half of 2008, but revenue growth slowed as difficult market conditions have lowered managed and administered asset levels.
          BMO Capital Markets earnings in 2008 reflected stronger performances in our interest-rate-sensitive businesses, higher trading revenues and, in the last half of 2008, higher tax recoveries. There were significant commodities losses in the first half of 2007 and charges related to the deterioration in the capital markets environment in the last quarter of 2007, as well as in each quarter of 2008. Underwriting and merger and acquisition fees were lower in 2008 in the difficult capital markets environment. Over the course of 2008, BMO Capital Markets refocused its business with the goal of improving its risk-return profile and concentrating on core profitable client relationships.
          Corporate Services quarterly net income varies in large part because of our expected loss provisioning methodology and the impact from revenue, expenses and income taxes not attributed to the operating groups. The third and fourth quarters of 2008 in particular were affected by high provisions for credit losses, including increases in the general allowance. Results in the first and fourth quarters of 2007 included restructuring charges related to improving the efficiency and effectiveness of our organization. These charges reflected the costs of eliminating 1,400 positions, primarily in non-customer facing areas across all support functions and business groups.
          Over the past few years, the U.S. dollar has generally weakened relative to the Canadian dollar. In 2008, this trend was broken and there was a period of relative stability, which ended in the fourth quarter with a sudden sharp appreciation of the U.S. dollar. A strong U.S. dollar increases the translated values of BMO’s U.S.-dollar-denominated results. The effect of movements in exchange rates is muted somewhat by our practice of hedging the impact of exchange movements within a single quarter, which is explained on page 37.
          BMO’s provision for credit losses measured as a percentage of loans and acceptances deteriorated in 2008, and particularly in the last two quarters, as a result of the difficult credit market conditions and a slowdown in the economy.
          The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior-period income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

BMO Financial Group 191st Annual Report 2008 | 87

MANAGEMENT’S DISCUSSION AND ANALYSIS
Summarized Statement of Income and Quarterly Financial Measures

	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
($ millions)	2008	2008	2008	2008	2007	2007	2007	2007	2008	2007	2006

Net interest income	1,413	1,286	1,174	1,214	1,196	1,247	1,204	1,196	5,087	4,843	4,744
Non-interest revenue	1,400	1,460	1,446	812	1,004	1,308	1,324	870	5,118	4,506	5,241

Total revenue	2,813	2,746	2,620	2,026	2,200	2,555	2,528	2,066	10,205	9,349	9,985
Provision for credit losses – specific	315	434	151	170	101	91	59	52	1,070	303	211
Provision for credit losses – general	150	50	–	60	50	–	–	–	260	50	(35)
Non-interest expense	1,826	1,782	1,680	1,614	1,631	1,659	1,614	1,538	6,902	6,442	6,353
Restructuring charge (reversal)	(8)	–	–	–	24	–	–	135	(8)	159	–

Income before provision for income taxes and non-controlling interest in subsidiaries	530	480	789	182	394	805	855	341	1,981	2,395	3,456
Provision for income taxes	(49)	(59)	128	(91)	(77)	127	165	(26)	(71)	189	717
Non-controlling interest in subsidiaries	19	18	19	18	19	18	19	19	74	75	76

Net income	560	521	642	255	452	660	671	348	1,978	2,131	2,663

Amortization of intangible assets, net of income taxes	10	9	8	8	9	10	10	9	35	38	36

Cash net income	570	530	650	263	461	670	681	357	2,013	2,169	2,699

Operating group net income:
Personal and Commercial Banking	356	371	361	328	320	381	356	326	1,416	1,383	1,277
Private Client Group	78	110	109	98	103	102	99	91	395	395	341
BMO Capital Markets	285	259	182	(34)	46	194	197	(20)	692	417	852
Corporate Services, including T&O	(159)	(219)	(10)	(137)	(17)	(17)	19	(49)	(525)	(64)	193

BMO Financial Group net income	560	521	642	255	452	660	671	348	1,978	2,131	2,663

Information per Common Share ($)
Dividends declared	0.70	0.70	0.70	0.70	0.70	0.68	0.68	0.65	2.80	2.71	2.26
Earnings Basic	1.06	1.00	1.25	0.48	0.89	1.30	1.31	0.68	3.79	4.18	5.25
Diluted	1.06	0.98	1.25	0.47	0.87	1.28	1.29	0.67	3.76	4.11	5.15
Cash earnings Basic	1.08	1.01	1.27	0.50	0.90	1.32	1.33	0.70	3.86	4.25	5.33
Diluted	1.08	1.00	1.26	0.49	0.89	1.30	1.31	0.68	3.83	4.18	5.23
Book value	32.02	30.15	29.71	28.64	28.29	28.81	28.95	28.90	32.02	28.29	28.89
Market price High	51.74	52.31	58.78	63.44	67.17	71.35	72.75	72.22	63.44	72.75	70.24
Low	35.65	37.60	38.00	51.35	60.21	66.59	68.29	67.75	35.65	60.21	56.86
Close	43.02	47.94	50.10	56.75	63.00	66.59	69.46	70.01	43.02	63.00	69.45

Financial Measures (%)
Five-year average annual total shareholder return	0.9	5.1	8.2	10.1	14.2	17.2	16.6	17.8	0.9	14.2	19.1
Dividend yield	6.5	5.8	5.6	4.9	4.4	4.1	3.9	3.7	6.5	4.3	3.3
Diluted earnings per share growth	21.8	(23.4)	(3.1)	(29.9)	(35.6)	(7.2)	3.2	(42.7)	(8.5)	(20.2)	11.2
Diluted cash earnings per share growth	21.3	(23.1)	(3.8)	(27.9)	(35.0)	(7.1)	3.1	(42.9)	(8.4)	(20.1)	9.4
Return on equity	14.0	13.5	17.9	6.7	12.2	18.0	18.3	9.2	13.0	14.4	19.2
Cash return on equity	14.3	13.7	18.1	6.9	12.5	18.2	18.5	9.5	13.3	14.7	19.5
Net economic profit growth	103.4	(56.5)	(7.9)	(242.7)	(78.1)	(19.8)	(4.2)	(114.6)	(32.8)	(51.0)	10.3
Net income growth	23.9	(21.1)	(4.3)	(26.8)	(35.0)	(7.1)	3.1	(42.5)	(7.2)	(20.0)	11.2
Revenue growth	27.9	7.5	3.6	(2.0)	(10.6)	(0.6)	2.3	(16.7)	9.2	(6.4)	1.5
Net interest margin	1.71	1.59	1.48	1.45	1.47	1.61	1.65	1.64	1.56	1.59	1.81
Productivity ratio	64.6	64.9	64.1	79.7	75.2	64.9	63.8	81.0	67.6	70.6	63.6
Provision for credit losses as a % of average net loans and acceptances	0.81	0.89	0.28	0.42	0.29	0.18	0.12	0.10	0.60	0.17	0.09
Effective tax rate	(9.2)	(12.2)	16.3	(50.3)	(19.3)	15.7	19.4	(7.8)	(3.6)	7.9	20.7
Canadian/U.S. dollar average exchange rate ($)	1.111	1.012	1.007	0.998	0.999	1.067	1.144	1.162	1.032	1.093	1.132
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	11.34	9.09	9.54	7.46	4.07	3.49	3.86	4.19	11.34	4.07	3.81
Cash and securities-to-total assets	29.1	29.6	29.6	30.7	33.1	31.0	28.6	28.4	29.1	33.1	27.2
Tier 1 Capital Ratio (1)	9.77	9.90	9.42	9.48	9.51	9.29	9.67	9.76	9.77	9.51	10.22

(1) A new framework, Basel II, was adopted in 2008. Basel II and Basel I methodologies are not comparable.
In the opinion of BMO’s management, information that is derived from unaudited financial information, including information as at and for interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis where appropriate, and all growth rates represent year-over-year growth. Ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.
88 | BMO Financial Group 191st Annual Report 2008

2007 Financial Performance Review

The preceding discussions in the MD&A focused on our performance in 2008. This section summarizes our performance in fiscal 2007.
          Net income decreased $532 million or 20% to $2,131 million in fiscal 2007 and earnings per share fell $1.04 or 20% to $4.11. Results for the year were affected by $787 million of after-tax losses in respect of charges related to the deterioration in capital markets, losses in our commodities business, an increase in the general allowance and restructuring charges. Return on equity was 14.4%, down from 19.2% in 2006, due to the $532 million decrease in net income and the impact of a $0.8 billion increase in average common shareholders’ equity.
          Revenue fell $636 million or 6.4% in 2007 to $9,349 million, driven by losses of $853 million in our commodities trading business and by charges of $318 million in the fourth quarter of 2007 related to the deterioration in capital markets. The net effect of businesses acquired in 2007 and 2006 increased revenues by $52 million or 0.5%. The weaker U.S. dollar reduced revenue growth by $87 million or 0.9 percentage points.
          Credit conditions in 2007 softened from the favourable credit environment of 2006 as BMO recorded a $353 million provision for credit losses, consisting of $303 million of specific provisions and a $50 million increase in the general allowance for credit losses. These amounts compare to a $176 million provision recorded in 2006 comprised of specific provisions of $211 million and a $35 million reduction in the general allowance. The 2007 increase in the general allowance was primarily due to credit portfolio growth and risk deterioration.
          Non-interest expense increased $248 million or 3.9% to $6,601 million. The net effect of businesses acquired in 2007 and 2006 increased expenses by $46 million (0.7%) and restructuring charges increased costs by $159 million (2.5%). Lower performance-based compensation costs reduced overall expenses by $47 million (-0.7%), while the weaker U.S. dollar reduced costs by $57 million (-0.9%). Other factors, including other business-based costs, increased overall expenses in 2007 by 2.3%. These included higher salaries and benefits costs associated with the expansion of our sales force, as well as initiatives and costs associated with business growth.
          Net income in P&C Canada rose $107 million or 9% from the record results of 2006 to $1,267 million. Results in fiscal 2006 reflected the $51 million impact of a $38 million ($25 million after tax) gain on the MasterCard IPO and a $26 million recovery of prior years’ income taxes. Results in fiscal 2007 were increased $52 million by the net impact of a $107 million ($83 million after tax) gain on sale of MasterCard shares, a $57 million recovery of prior years’ income taxes, a $26 million ($23 million after tax) insurance gain and a $14 million ($9 million after tax) gain on an investment security, less a $185 million ($120 million after tax) adjustment to increase the liability for future redemptions related to our credit card customer loyalty rewards program. Revenue increased $164 million or 4% to $4,744 million. The items above reduced revenue growth by $76 million or 1.7%. There was volume-based growth in personal and commercial loans, commercial deposits and cards. There were also higher revenues from securitization, as well as from increased sales of term investment products and mutual funds. Non-interest expense increased $75 million or 3% to $2,644 million due to higher employee-related expenses as a result of additions to front-line sales and service staff, bcpbank Canada costs and higher promotional costs, including a debit card AIR MILES initiative.
          Net income in P&C U.S. decreased $1 million to $116 million. On a U.S. dollar basis, net income increased $3 million or 3%. Excluding acquisition integration costs, net income increased in each quarter of 2007 relative to the preceding quarter. Revenue increased $3 million to $908 million, but increased $34 million or 4% on a U.S. dollar basis. Acquisitions contributed US$39 million to increased revenues, while revenue increases associated with loan and deposit volume growth and higher service charges were more than offset by the impact of lower net interest margins. Non-interest expense increased $15 million or 2% to $693 million, but increased $35 million or 6% on a U.S. dollar basis. Excluding operating costs of acquisitions and acquisition integration costs, which accounted for US$22 million of increased expense, expense growth was 2.3% on a U.S. dollar basis. The remaining increase reflected operating costs of our new branch technology platform, increased costs associated with branches opened during fiscal 2006 and higher business volumes. These factors were partially offset by the impact of expense management initiatives.
          Net income in Private Client Group reached a record $395 million, an increase of $54 million or 16% over 2006. Higher earnings were achieved primarily through solid growth in operating revenues. Revenue increased $158 million or 8% to $2,052 million. Non-interest revenue increased $116 million or 9%, primarily due to increases in fee-based revenues in Full-Service Investing and the mutual fund businesses, as well as growth in trust and investment revenues in North American Private Banking. Strong growth in assets and transaction volumes in BMO InvestorLine was offset by competitive pricing pressures in the industry. Net interest income increased $42 million or 8%, primarily due to increased deposit balances and higher spreads in the brokerage businesses and term investment products. The weaker U.S. dollar reduced revenue by $12 million or 1%. Non-interest expense increased $83 million or 6% to $1,446 million. The increase was primarily due to higher revenue-based costs, in line with increased revenue, combined with further investments in our sales force, innovative products, technology and infrastructure to drive future growth. The weaker U.S. dollar increased expense by $10 million or 1%.
          Net income in BMO Capital Markets fell $435 million or 51% to $417 million. Results in 2007 were affected by two notable items: losses in our commodities trading business of $853 million ($440 million after performance-based compensation adjustments and income taxes); and charges of $318 million ($211 million after tax) for certain trading activities and valuation adjustments related to the deterioration in the credit environment in late 2007. These included $169 million of losses related to our structured-credit instruments and preferred shares, a $134 million write-down related to Canadian asset-backed commercial paper holdings and a $15 million write-down of capital notes issued by structured investment vehicles. Revenue decreased $811 million or 29% to $1,969 million due to the $1,171 million of charges. There were significant increases in merger and acquisition fees, underwriting activity, lending fees and commissions. Trading revenues were down due to commodities losses and losses in interest rate trading, but equity and foreign exchange trading revenues increased. Net interest income increased due to higher trading net interest income and higher revenues in our interest-rate-sensitive businesses. Higher levels of corporate banking assets also contributed to the increase in net interest income, partially offset by lower spreads on corporate loans in the competitive environment. The weaker U.S. dollar reduced revenue by $18 million. Non-interest expense decreased $38 million or 2% to $1,574 million, primarily due to a decrease in performance-based compensation, partially offset by higher professional fees and information technology costs. The weaker U.S. dollar reduced non-interest expense by $21 million.
          Corporate Services net loss for the year was $64 million, compared with net income of $193 million in 2006, primarily due to a $159 million ($103 million after tax) restructuring charge, reduced revenues and higher provisions for credit losses, including the impact of changes in the general allowance, partially offset by lower corporate expenses.

BMO Financial Group 191st Annual Report 2008 | 89

SUPPLEMENTAL INFORMATION
Supplemental Information
Table 1: Shareholder Value

As at or for the year ended October 31	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999

Market Price per Common Share ($)
High	63.44	72.75	70.24	62.44	59.65	50.26	40.65	44.40	35.80	34.80
Low	35.65	60.21	56.86	53.05	49.28	37.79	31.00	32.75	21.00	24.68
Close	43.02	63.00	69.45	57.81	57.55	49.33	38.10	33.86	35.25	28.33

Common Share Dividends
Dividends declared per share ($)	2.80	2.71	2.26	1.85	1.59	1.34	1.20	1.12	1.00	0.94
Dividends paid per share ($)	2.80	2.63	2.13	1.80	1.50	1.29	1.18	1.09	0.99	0.93
Dividend payout ratio (%)	74.0	64.8	43.0	39.1	35.2	38.2	44.0	40.8	30.2	39.6
Dividend yield (%)	6.5	4.3	3.3	3.2	2.8	2.7	3.1	3.3	2.8	3.3

Total Shareholder Return (%)
Five-year average annual return	0.9	14.2	19.1	13.8	18.9	12.9	7.9	14.3	22.9	22.0
One-year return	(27.9)	(5.8)	24.1	3.7	20.0	33.4	16.2	(1.2)	29.0	(7.4)

Common Share Information
Number outstanding (in thousands)
End of period	504,575	498,563	500,726	500,219	500,897	499,632	492,505	489,085	522,584	534,064
Average basic	502,062	499,950	501,257	500,060	501,656	496,208	490,816	511,286	531,318	531,723
Average diluted	506,697	508,614	511,173	510,845	515,045	507,009	499,464	523,561	540,815	542,920
Number of shareholder accounts	37,250	37,165	38,360	40,104	41,438	42,880	44,072	45,190	46,663	49,369
Book value per share ($)	32.02	28.29	28.89	26.48	24.20	22.09	21.07	19.69	19.63	17.44
Total market value of shares ($ billions)	21.7	31.4	34.8	28.9	28.8	24.6	18.8	16.6	18.4	15.1
Price-to-earnings multiple (based on diluted EPS)	11.4	15.3	13.5	12.5	13.1	14.3	14.2	12.7	10.8	12.1
Price-to-cash earnings multiple (based on diluted cash EPS)	11.2	15.1	13.3	12.1	12.6	13.7	13.5	11.8	10.4	11.5
Market-to-book value multiple	1.34	2.23	2.40	2.18	2.38	2.23	1.81	1.72	1.80	1.62

Table 2: Summary Income Statement and Growth Statistics ($ millions, except as noted)

									5-year	10-year
For the year ended October 31				2008	2007	2006	2005	2004	CAGR(1)	CAGR (1)

Income Statement
Net interest income (2)				5,087	4,843	4,744	4,787	4,798	1.3	2.6
Non-interest revenue				5,118	4,506	5,241	5,052	4,551	3.9	5.1

Total revenue				10,205	9,349	9,985	9,839	9,349	2.6	3.8
Provision for credit losses				1,330	353	176	179	(103)	23.9	26.2
Non-interest expense				6,894	6,601	6,353	6,332	6,169	2.5	3.7

Income before provision for income taxes and non-controlling interest in subsidiaries				1,981	2,395	3,456	3,328	3,283	(4.2)	(0.8)
Income taxes (2)				(71)	189	717	874	971	nm	nm
Non-controlling interest in subsidiaries				74	75	76	58	17	27.5	11.2

Net income				1,978	2,131	2,663	2,396	2,295	2.1	4.6

Year-over-year growth (%)				(7.2)	(20.0)	11.2	4.4	28.9	na	na

Earnings per Share (EPS) ($)
Basic				3.79	4.18	5.25	4.73	4.51	1.5	4.9
Diluted				3.76	4.11	5.15	4.63	4.40	1.8	5.1
Year-over-year growth (%)				(8.52)	(20.2)	11.2	5.2	27.9	na	na

Diluted Cash Earnings per Share (Cash EPS) ($) (3)				3.83	4.18	5.23	4.78	4.55	1.3	4.7
Year-over-year growth (%)				(8.4)	(20.1)	9.4	5.1	26.7	na	na

(1) Compound annual growth rate (CAGR) expressed as a percentage.
(2) Effective in 2008, net interest income, total revenue and income taxes are no longer reported on a taxable equivalent basis at the enterprise level. Prior year data has been restated.
(3) Refer to the Non-GAAP measures section on page 85.
nm – not meaningful
na – not applicable
Throughout this Supplemental Information section, certain amounts for years prior to 2004 have not been restated to reflect changes in accounting policies in 2006 as the changes are not significant.
90 | BMO Financial Group 191st Annual Report 2008

Table 3: Returns on Equity and Assets ($ millions, except as noted)

For the year ended October 31	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999

Net income	1,978	2,131	2,663	2,396	2,295	1,781	1,373	1,402	1,766	1,290
Preferred dividends	73	43	30	30	31	38	35	11	10	25

Net income available to common shareholders	1,905	2,088	2,633	2,366	2,264	1,743	1,338	1,391	1,756	1,265
Average common shareholders’ equity	14,612	14,506	13,703	12,577	11,696	10,646	9,973	10,100	9,745	8,976

Return on equity (%)	13.0	14.4	19.2	18.8	19.4	16.4	13.4	13.8	18.0	14.1
Cash return on equity (%)	13.3	14.7	19.5	19.4	20.0	17.1	14.2	14.8	18.8	14.8
Return on average assets (%)	0.50	0.59	0.86	0.81	0.87	0.67	0.55	0.58	0.75	0.57
Return on average assets available to common shareholders (%)	0.48	0.58	0.85	0.80	0.86	0.66	0.54	0.57	0.75	0.56

Table 4: Summary Balance Sheet ($ millions)

As at October 31						2008	2007	2006	2005	2004

Assets
Cash resources						21,105	22,890	19,608	20,721	18,045
Securities						100,138	98,277	67,411	57,034	49,849
Net loans and acceptances						214,995	201,188	190,994	174,337	156,248
Other assets						79,812	44,169	41,965	41,770	36,764

Total assets						416,050	366,524	319,978	293,862	260,906

Liabilities and Shareholders’ Equity
Deposits						257,670	232,050	203,848	193,793	175,190
Other liabilities						134,761	114,330	96,743	82,158	69,005
Subordinated debt						4,315	3,446	2,726	2,469	2,395
Preferred share liability						250	250	450	450	450
Capital trust securities						1,150	1,150	1,150	1,150	1,150
Share capital
Preferred						1,746	1,196	596	596	596
Common						4,708	4,411	4,231	4,022	3,857
Contributed surplus						69	58	49	35	22
Retained earnings						11,632	11,166	10,974	9,801	8,738
Accumulated other comprehensive loss						(251)	(1,533)	(789)	(612)	(497)

Total liabilities and shareholders’ equity						416,050	366,524	319,978	293,862	260,906

Average Daily Balances
Net loans and acceptances						220,646	204,153	185,801	169,523	154,863
Assets						397,609	360,575	309,131	296,502	262,898

Table 5: Liquid Assets ($ millions, except as noted)

As at October 31						2008	2007	2006	2005	2004

Canadian Dollar Liquid Assets
Deposits with other banks						1,842	1,531	3,346	1,855	2,270
Other cash resources						89	1,981	551	586	(5)
Securities						58,639	57,206	30,647	28,723	25,383

Total Canadian dollar liquid assets						60,570	60,718	34,544	31,164	27,648

U.S. Dollar and Other Currencies Liquid Assets
Deposits with other banks						16,477	19,209	14,465	17,232	14,256
Other cash resources						2,697	169	1,246	1,048	1,524
Securities						41,499	41,071	36,764	28,311	24,466

Total U.S. dollar and other currencies liquid assets						60,673	60,449	52,475	46,591	40,246

Total Liquid Assets (1)						121,243	121,167	87,019	77,755	67,894
Cash and securities-to-total assets (%)						29.1	33.1	27.2	26.5	26.0
Pledged assets included in total liquid assets (2)						38,142	30,369	26,299	27,760	18,812

(1)	Includes liquid assets pledged as security for securities sold but not yet purchased, securities lent or sold under repurchase agreements and other secured liabilities.

(2)	Includes reserves or minimum balances which some of our subsidiaries are required to maintain with central banks in their respective countries of operation.
BMO Financial Group 191st Annual Report 2008 | 91

SUPPLEMENTAL INFORMATION
Table 6: Other Statistical Information

As at or for the year ended October 31	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999

Other Information
Employees (1)	37,073	35,827	34,942	33,785	33,593	33,993	34,568	34,693	33,884	33,464
Bank branches	1,280	1,224	1,182	1,180	1,174	1,142	1,134	1,129	1,135	1,198
Automated banking machines (Canada)	2,026	1,978	1,936	1,952	1,993	2,023	2,000	1,982	1,987	2,039

Rates
Average Canadian prime rate (%)	5.21	6.08	5.57	4.30	4.05	4.69	4.15	6.55	7.05	6.49
Average U.S. prime rate (%)	5.69	8.19	7.76	5.85	4.17	4.17	4.79	7.68	9.18	8.00
Canadian/U.S. dollar exchange rates ($)
High	1.29	1.19	1.20	1.27	1.40	1.59	1.61	1.49	1.44	1.45
Low	0.92	0.95	1.10	1.16	1.22	1.30	1.51	1.59	1.53	1.56
Average	1.03	1.09	1.13	1.21	1.31	1.44	1.57	1.54	1.48	1.50
End of period	1.20	0.94	1.12	1.18	1.22	1.32	1.56	1.59	1.52	1.47

(1) Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

Table 7: Revenue and Revenue Growth ($ millions, except as noted)

						5-year	10-year
For the year ended October 31	2008	2007	2006	2005	2004	CAGR	CAGR

Net Interest Income	5,087	4,843	4,744	4,787	4,798	1.3	2.6
Year-over-year growth (%)	5.0	2.1	(0.9)	(0.2)	0.4	na	na

Net Interest Margin (1)
Average earning assets	326,803	304,471	261,461	243,196	225,718	8.8	4.7
Net interest margin (%)	1.56	1.59	1.81	1.97	2.13	na	na
Canadian dollar net interest margin (%)	2.00	2.12	2.39	2.45	2.60	na	na
U.S. dollar and other currencies net interest margin (%)	0.92	0.80	0.84	1.16	1.42	na	na

Non-Interest Revenue
Securities commissions and fees	1,105	1,145	1,051	1,092	1,055	4.3	5.3
Deposit and payment service charges	756	728	729	734	746	—	3.1
Trading revenues (losses)	546	(487)	718	496	200	14.7	nm
Lending fees	429	406	337	313	317	7.9	4.0
Card fees	291	107	396	334	261	0.1	4.0
Investment management and custodial fees	339	322	298	305	307	2.2	(1.8)
Mutual fund revenues	589	576	499	437	378	12.9	11.4
Securitization revenues	513	296	100	113	177	16.0	12.5
Underwriting and advisory fees	353	528	407	357	343	5.6	5.2
Securities gains (losses), other than trading	(315)	246	145	165	175	50.4	12.4
Foreign exchange, other than trading	80	132	102	97	177	(12.8)	(2.5)
Insurance income	222	230	204	162	139	12.2	13.6
Other revenues	210	277	255	447	276	(8.8)	4.2

Total non-interest revenue	5,118	4,506	5,241	5,052	4,551	3.9	5.1

Year-over-year growth (%)	13.6	(14.0)	3.8	11.0	7.8	7.6	(7.1)
Non-interest revenue as a % of total revenue	50.2	48.2	52.5	51.3	48.7	46.9	45.5

Total Revenue	10,205	9,349	9,985	9,839	9,349	2.6	3.8
Year-over-year growth (%)	9.2	(6.4)	1.5	5.3	3.9	4.2	0.3

(1) Net interest margin has been calculated based on earning assets rather than total assets.

nm — not meaningful

na — not applicable
92 | BMO Financial Group 191st Annual Report 2008

Table 8: Non-Interest Expense and Expense-to-Revenue Ratio ($ millions, except as noted)

						5-year	10-year
For the year ended October 31	2008	2007	2006	2005	2004	CAGR	CAGR

Non-Interest Expense
Employee compensation
Salaries	2,149	1,964	1,903	1,903	1,901	1.7	(1)
Performance-based compensation	1,297	1,275	1,322	1,277	1,160	4.2	(1)
Employee benefits	530	586	599	571	583	(0.4)	10.0

Total employee compensation	3,976	3,825	3,824	3,751	3,644	2.1	4.4

Premises and equipment
Rental of real estate	279	257	246	198	182	10.0	6.6
Premises, furniture and fixtures	255	242	230	253	263	(1.2)	–
Property taxes	29	28	26	45	52	(11.3)	(5.6)
Computers and equipment	819	776	709	768	755	1.3	4.7

Total premises and equipment	1,382	1,303	1,211	1,264	1,252	1.8	3.6

Other expenses
Communications	202	149	131	122	138	4.5	(2.7)
Business and capital taxes	42	47	94	107	99	(17.0)	(11.0)
Professional fees	384	301	287	243	262	8.5	1.8
Travel and business development	328	287	253	247	239	7.9	3.4
Other	546	484	509	504	431	6.5	7.5

Total other expenses	1,502	1,268	1,274	1,223	1,169	5.5	2.1

Amortization of intangible assets	42	46	44	94	104	(16.7)	5.7

Restructuring charge (reversal)	(8)	159	–	–	–	nm	nm

Total Non-Interest Expense	6,894	6,601	6,353	6,332	6,169	2.5	3.7

Year-over-year growth (%)	4.4	3.9	0.3	2.6	1.4	na	na
Non-interest expense-to-revenue ratio (%)	67.6	70.6	63.6	64.4	66.0	na	na

Government Levies and Tax Expense (Recovery) (2)
Government levies other than income taxes
Payroll levies	164	165	162	152	163	1.0	2.5
Property taxes	29	28	26	45	52	(11.3)	(5.6)
Provincial capital taxes	32	37	86	100	91	(20.4)	(12.4)
Business taxes	10	10	8	7	8	8.5	(3.2)
Goods and services tax and sales tax	142	122	128	127	149	(2.1)	1.3

Total government levies other than income tax expense (recovery)	377	362	410	431	463	(4.5)	(1.5)

Provision for (recovery of) income taxes reported in:
Statement of income	(71)	189	717	874	971	(164.1)	(21.6)
Statement of changes in shareholders’ equity	(737)	471	156	101	246	nm	nm

Total income tax (recovery)	(808)	660	873	975	1,217	(191.6)	3.6

Total Net Government Levies and Taxes (Recovery)	(431)	1,022	1,283	1,406	1,680	(175.8)	(8.1)

Total net government levies and tax expense (recovery) as a % of net income before taxes and government levies	(26.7)	38.1	33.9	38.0	45.0	na	na
Effective income tax rate	(3.6)	7.9	20.7	26.3	29.5	na	na

(1)	Salaries and performance-based compensation were not separately reported in 1998. Together, they have increased at a 10-year compound annual growth rate of 3.8%.

(2)	Government levies are included in various non-interest expense categories.

na – not applicable

nm – not meaningful
BMO Financial Group 191st Annual Report 2008 | 93

SUPPLEMENTAL INFORMATION
Table 9: Average Assets, Liabilities and Interest Rates ($ millions, except as noted)

	2008				2007				2006
		Average		Interest		Average		Interest		Average		Interest
	Average	interest		income/	Average	interest		income/	Average	interest		income/
For the year ended October 31	balances	rate (%	)	expense	balances	rate (%	)	expense	balances	rate (%	)	expense

Assets

Canadian Dollar
Deposits with other banks	2,059	4.02		83	3,469	4.22		146	3,035	3.86		117
Securities	55,114	3.60		1,986	42,252	3.47		1,467	30,819	3.29		1,014
Loans
Residential mortgages	45,926	4.99		2,294	54,735	5.14		2,813	56,556	4.95		2,802
Non-residential mortgages	3,200	5.78		185	2,832	5.99		170	2,618	5.92		155
Consumer instalment and other personal	27,891	5.74		1,601	21,972	6.80		1,495	19,305	6.34		1,224
Credit cards	4,162	12.00		499	3,831	11.61		445	4,591	11.20		514
Businesses and governments (1)	51,250	4.59		2,351	51,519	4.96		2,558	46,305	4.57		2,118

Total loans	132,429	5.23		6,930	134,889	5.55		7,481	129,375	5.27		6,813

Other non-interest bearing assets	35,752				45,648				44,016

Total Canadian dollar	225,354	3.99		8,999	226,258	4.02		9,094	207,245	3.88		7,944

U.S. Dollar and Other Currencies
Deposits with other banks	20,985	4.04		847	20,661	4.75		982	16,378	3.98		652
Securities	35,959	3.39		1,220	41,206	4.09		1,686	30,077	3.80		1,144
Loans
Residential mortgages	6,816	5.39		367	6,635	5.17		343	6,259	4.89		306
Non-residential mortgages	3,622	6.18		224	3,107	6.47		201	2,708	6.31		171
Consumer instalment and other personal	10,035	5.79		581	9,921	6.43		638	9,522	5.90		562
Credit cards	36	10.23		4	25	5.94		1	36	2.49		1
Businesses and governments (1)	56,863	4.41		2,508	40,070	7.22		2,893	31,065	6.86		2,132

Total loans	77,372	4.76		3,684	59,758	6.82		4,076	49,590	6.40		3,172

Other non-interest bearing assets	37,939				12,692				5,841

Total U.S. dollar and other currencies	172,255	3.34		5,751	134,317	5.02		6,744	101,886	4.92		4,968

Total All Currencies
Total assets and interest income	397,609	3.71		14,750	360,575	4.39		15,838	309,131	4.18		12,912

Liabilities

Canadian Dollar
Deposits
Banks	2,641	1.94		51	2,650	3.43		91	2,965	2.83		84
Businesses and governments	64,881	3.43		2,227	60,653	3.27		1,984	56,168	2.27		1,274
Individuals	65,586	2.27		1,491	59,375	2.52		1,495	58,184	2.27		1,319

Total deposits	133,108	2.83		3,769	122,678	2.91		3,570	117,317	2.28		2,677
Subordinated debt and other interest bearing liabilities	38,276	3.62		1,387	41,285	4.01		1,655	35,090	3.80		1,333
Other non-interest bearing liabilities	38,220				47,233				40,900

Total Canadian dollar	209,604	2.46		5,156	211,196	2.47		5,225	193,307	2.07		4,010

U.S. Dollar and Other Currencies
Deposits
Banks	31,975	3.88		1,242	29,676	4.97		1,475	23,028	4.48		1,031
Businesses and governments	64,783	2.91		1,882	54,223	4.23		2,295	39,629	4.03		1,596
Individuals	18,373	2.44		448	17,799	3.18		565	17,245	2.55		439

Total deposits	115,131	3.10		3,572	101,698	4.26		4,335	79,902	3.84		3,066
Subordinated debt and other interest bearing liabilities	31,076	3.01		935	23,939	5.99		1,435	18,062	6.05		1,092
Other non-interest bearing liabilities	25,738				8,351				3,582

Total U.S. dollar and other currencies	171,945	2.62		4,507	133,988	4.31		5,770	101,546	4.10		4,158

Total All Currencies
Total liabilities and interest expense	381,549	2.53		9,663	345,184	3.19		10,995	294,853	2.77		8,168
Shareholders’ equity	16,060				15,391				14,278

Total Liabilities, Interest Expense and Shareholders’ Equity	397,609	2.43		9,663	360,575	3.05		10,995	309,131	2.64		8,168

Net interest margin
– based on earning assets		1.56				1.59				1.81
– based on total assets		1.28				1.34				1.53
Net interest income based on total assets				5,087				4,843				4,744

   (1) Includes securities purchased under resale agreements.
94 | BMO Financial Group 191st Annual Report 2008

Table 10: Volume/Rate Analysis of Changes in Net Interest Income ($ millions)

		2008/2007			2007/2006
	Increase (decrease) due to change in			Increase (decrease) due to change in
	Average	Average		Average	Average
For the year ended October 31	balance	rate	Total	balance	rate	Total

Assets

Canadian Dollar
Deposits with other banks	(59)	(4)	(63)	16	13	29
Securities	447	72	519	375	78	453
Loans Residential mortgages	(452)	(67)	(519)	(91)	102	11
Non-residential mortgages	22	(7)	15	13	2	15
Consumer instalment and other personal	403	(297)	106	169	102	271
Credit cards	38	16	54	(85)	16	(69)
Businesses and governments	(14)	(193)	(207)	239	201	440

Total loans	(3)	(548)	(551)	245	423	668

Other non-interest bearing assets	–	–	–	–	–	–

Change in Canadian dollar interest income	385	(480)	(95)	636	514	1,150

U.S. Dollar and Other Currencies
Deposits with other banks	14	(149)	(135)	171	159	330
Securities	(215)	(251)	(466)	424	118	542
Loans
Residential mortgages	9	15	24	20	17	37
Non-residential mortgages	34	(11)	23	25	5	30
Consumer instalment and other personal	7	(64)	(57)	24	52	76
Credit cards	1	2	3	(1)	1	–
Businesses and governments	1,212	(1,597)	(385)	618	143	761

Total loans	1,263	(1,655)	(392)	686	218	904

Other non-interest bearing assets	–	–	–	–	–	–

Change in U.S. dollar and other currencies interest income	1,062	(2,055)	(993)	1,281	495	1,776

Total All Currencies
Change in total interest income (a)	1,447	(2,535)	(1,088)	1,917	1,009	2,926

Liabilities

Canadian Dollar
Deposits
Banks	(1)	(39)	(40)	(10)	17	7
Businesses and governments	139	104	243	102	608	710
Individuals	157	(161)	(4)	28	148	176

Total deposits	295	(96)	199	120	773	893
Subordinated debt and other interest bearing liabilities	(120)	(148)	(268)	118	204	322
Other non-interest bearing liabilities	–	–	–	–	–	–

Change in Canadian dollar interest expense	175	(244)	(69)	238	977	1,215

U.S. Dollar and Other Currencies
Deposits
Banks	114	(347)	(233)	299	145	444
Businesses and governments	447	(860)	(413)	588	111	699
Individuals	18	(135)	(117)	14	112	126

Total deposits	579	(1,342)	(763)	901	368	1,269
Other interest bearing liabilities	428	(928)	(500)	355	(12)	343
Other non-interest bearing liabilities	–	–	–	–	–	–

Change in U.S. dollar and other currencies interest expense	1,007	(2,270)	(1,263)	1,256	356	1,612

Total All Currencies
Change in total interest expense (b)	1,182	(2,514)	(1,332)	1,494	1,333	2,827

Change in total net interest income (a – b)	265	(21)	244	423	(324)	99

BMO Financial Group 191st Annual Report 2008 | 95

SUPPLEMENTAL INFORMATION
Table 11: Net Loans and Acceptances – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries

As at October 31	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004

Consumer
Residential mortgages (1)	38,490	43,442	53,922	51,481	47,533	8,086	5,948	6,425	6,274	5,728	–	–	–	–	–
Cards	2,117	4,493	3,631	4,648	3,698	3	–	–	–	4	–	–	–	–	–
Consumer instalment and
other personal loans	31,633	24,393	20,482	18,683	16,971	12,102	8,795	9,935	9,245	7,914	–	–	–	–	–

Total consumer	72,240	72,328	78,035	74,812	68,202	20,191	14,743	16,360	15,519	13,646	–	–	–	–	–

Commercial and corporate
Commercial and corporate,
excluding securities
borrowed or purchased
under resale agreements	52,148	51,548	42,453	37,097	35,300	31,827	21,531	21,024	17,600	15,778	11,877	4,843	2,598	1,988	1,723
Securities borrowed or
purchased under
resale agreements	15,332	21,784	18,639	16,178	13,233	12,701	15,309	12,790	12,102	9,376	–	–	–	–	–

Total commercial and corporate	67,480	73,332	61,092	53,275	48,533	44,528	36,840	33,814	29,702	25,154	11,877	4,843	2,598	1,988	1,723

Total loans and acceptances,
net of specific allowances	139,720	145,660	139,127	128,087	116,735	64,719	51,583	50,174	45,221	38,800	11,877	4,843	2,598	1,988	1,723
General allowance	(579)	(587)	(555)	(590)	(630)	(742)	(311)	(350)	(369)	(380)	–	–	–	–	–

Total net loans and acceptances	139,141	145,073	138,572	127,497	116,105	63,977	51,272	49,824	44,852	38,420	11,877	4,843	2,598	1,988	1,723

	Total

As at October 31	2008	2007	2006	2005	2004

Consumer
Residential mortgages (1)	46,576	49,390	60,347	57,755	53,261
Cards	2,120	4,493	3,631	4,648	3,702
Consumer instalment and
other personal loans	43,735	33,188	30,417	27,928	24,885

Total consumer	92,431	87,071	94,395	90,331	81,848

Commercial and corporate
Commercial and corporate,
excluding securities
borrowed or purchased
under resale agreements	95,852	77,922	66,075	56,685	52,801
Securities borrowed or
purchased under
resale agreements	28,033	37,093	31,429	28,280	22,609

Total commercial and corporate	123,885	115,015	97,504	84,965	75,410

Total loans and acceptances,
net of specific allowances	216,316	202,086	191,899	175,296	157,258
General allowance	(1,321)	(898)	(905)	(959)	(1,010)

Total net loans and acceptances	214,995	201,188	190,994	174,337	156,248

Table 12: Net Impaired Loans and Acceptances – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries

As at October 31	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004

Consumer
Residential mortgages	211	112	110	87	120	–	–	–	–	–	–	–	–	–	–
Consumer instalment and
other personal loans	89	54	42	33	30	91	–	5	5	5	–	–	–	–	–

Total consumer	300	166	152	120	150	91	–	5	5	5	–	–	–	–	–
Commercial and corporate	374	183	143	166	183	1,147	211	202	326	421	49	3	11	18	62

Total impaired loans and
acceptances, net of specific
allowances for credit losses	674	349	295	286	333	1,238	211	207	331	426	49	3	11	18	62
General allowance	(579)	(587)	(555)	(590)	(630)	(742)	(311)	(350)	(369)	(380)	–	–	–	–	–

Total net impaired loans
and acceptances (NIL)	95	(238)	(260)	(304)	(297)	496	(100)	(143)	(38)	46	49	3	11	18	62

Condition Ratios
Gross impaired loans and
acceptances as a % of equity
and allowance for credit losses	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un
NIL as a % of net loans
and acceptances (2)	0.07	(0.16)	(0.19)	(0.24)	(0.26)	0.78	(0.20)	(0.29)	(0.08)	0.12	0.41	0.06	0.42	0.91	3.60
NIL as a % of net loans
and acceptances (2)
Consumer	0.42	0.23	0.19	0.16	0.22	0.45	–	0.03	0.03	0.04	–	–	–	–	–
Commercial and corporate,
excluding securities
borrowed or purchased
under resale agreements	0.72	0.36	0.34	0.45	0.52	3.60	0.98	0.96	1.85	2.67	0.41	0.06	0.42	0.91	3.60

	Total

As at October 31	2008	2007	2006	2005	2004

Consumer
Residential mortgages	211	112	110	87	120
Consumer instalment and
other personal loans	180	54	47	38	35

Total consumer	391	166	157	125	155
Commercial and corporate	1,570	397	356	510	666

Total impaired loans and
acceptances, net of specific
allowances for credit losses	1,961	563	513	635	821
General allowance	(1,321)	(898)	(905)	(959)	(1,010)

Total net impaired loans
and acceptances (NIL)	640	(335)	(392)	(324)	(189)

Condition Ratios
Gross impaired loans and
acceptances as a % of equity
and allowance for credit losses	11.34	4.07	3.81	4.92	7.48
NIL as a % of net loans
and acceptances (2)	(0.30)	(0.17)	(0.21)	(0.19)	(0.12)
NIL as a % of net loans
and acceptances (2)
Consumer	0.42	0.19	0.17	0.14	0.19
Commercial and corporate,
excluding securities
borrowed or purchased
under resale agreements	1.64	0.51	0.54	0.90	1.26

(1)   Excludes residential mortgages classified as commercial or corporate loans
(2008 – $2.7 billion, 2007 – $3.0 billion, 2006 – $2.9 billion, 2005 – $3.1 billion,
2004 – $3.2 billion).
(2)   Aggregate balances are net of specific and general allowances; the consumer, commercial and corporate categories are stated net of specific allowances only.
(3)   Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.
un – unavailable, as equity is not allocated on a country of risk basis

96 | BMO Financial Group 191st Annual Report 2008

Table 13: Net Loans and Acceptances – Segmented Information ($ millions)

As at October 31	2008	2007	2006	2005	2004

Net Loans and Acceptances by Province
Atlantic provinces	5,619	6,248	6,069	5,839	5,934
Quebec	13,620	15,415	16,459	16,695	15,707
Ontario	85,427	83,674	79,535	72,314	63,509
Prairie provinces	18,405	22,344	19,278	16,829	16,094
British Columbia and territories	16,649	17,979	17,786	16,410	15,491

Total net loans and acceptances in Canada	139,720	145,660	139,127	128,087	116,735

Net Commercial and Corporate Loans by Industry, excluding
Securities Borrowed or Purchased under Resale Agreements
Commercial mortgages	10,121	8,994	8,505	8,246	7,954
Commercial real estate	8,300	6,532	5,830	4,242	3,517
Construction (non-real estate)	1,857	1,425	1,102	936	939
Retail trade	5,269	4,398	3,842	3,494	3,242
Wholesale trade	3,849	3,200	3,025	2,804	2,558
Agriculture	3,769	3,471	3,211	2,842	2,536
Communications	1,404	1,218	1,547	1,179	1,415
Manufacturing	9,290	7,238	7,733	6,977	6,495
Mining	3,256	1,522	510	375	290
Oil and gas	6,199	5,474	5,230	2,829	2,863
Transportation	1,788	1,467	1,322	932	951
Utilities	1,591	977	985	916	771
Forest products	875	767	692	644	544
Service industries	9,613	8,307	6,904	7,043	6,451
Financial institutions	23,710	16,393	9,595	6,348	5,875
Government	865	un	un	un	un
Other	4,096	6,539	6,042	6,878	6,400

	95,852	77,922	66,075	56,685	52,801

Table 14: Net Impaired Loans and Acceptances – Segmented Information ($ millions)

As at October 31	2008	2007	2006	2005	2004

Net Impaired Commercial and Corporate Loans
Commercial mortgages	38	43	31	36	32
Commercial real estate	460	96	8	22	36
Construction (non-real estate)	15	5	7	7	17
Retail trade	41	9	21	39	37
Wholesale trade	51	24	18	24	19
Agriculture	73	18	22	15	18
Communications	–	–	88	116	149
Manufacturing	275	80	98	117	123
Mining	–	–	–	–	–
Oil and gas	47	–	1	1	–
Transportation	27	15	8	18	28
Utilities	1	–	–	24	75
Forest products	16	5	4	5	5
Service industries	93	58	36	54	68
Financial institutions	244	23	4	11	23
Government	3	un	un	un	un
Other	186	21	10	21	36

	1,570	397	356	510	666

un – unavailable
Table 15: Changes in Impaired Loans and Allowance for Credit Losses ($ millions)

As at October 31	2008	2007	2006	2005	2004

Gross impaired loans and acceptances, beginning of year	720	666	804	1,119	1,918
Additions to impaired loans and acceptances	2,506	588	420	423	607
Reductions in impaired loans and acceptances (3)	131	(143)	(220)	(319)	(936)
Write-offs	(970)	(391)	(338)	(419)	(470)

Gross Impaired Loans and Acceptances, End of Year	2,387	720	666	804	1,119

Allowance for credit losses, beginning of year	1,055	1,058	1,128	1,308	1,785
Increases – specific allowances	1,239	395	322	290	163
Change in the general allowance	423	(7)	(54)	(51)	(170)
Write-offs	(970)	(391)	(338)	(419)	(470)

Allowance for Credit Losses, End of Year	1,747	1,055	1,058	1,128	1,308

BMO Financial Group 191st Annual Report 2008 | 97

SUPPLEMENTAL INFORMATION
Table 16: Changes in Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries

As at October 31	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004

Allowance for credit losses, beginning of year	692	651	687	762	1,013	362	403	435	514	661	1	4	6	32	117
Provision for credit losses	340	257	181	192	(1)	942	99	(3)	14	(46)	48	(3)	(2)	(27)	(56)
Transfer of allowance	–	5	–	–	–	–	7	–	–	–	–	–	–	–	–
Recoveries	61	53	47	37	35	53	38	65	30	94	–	–	–	–	2
Write-offs	(387)	(274)	(263)	(303)	(283)	(576)	(117)	(75)	(116)	(157)	(7)	–	–	–	(30)
Other, including foreign exchange rate changes	2	–	(1)	(1)	(2)	217	(68)	(19)	(7)	(38)	(1)	–	–	1	(1)

Allowance for credit losses, end of year	708	692	651	687	762	998	362	403	435	514	41	1	4	6	32

Allocation of Write-offs by Market
Consumer	(303)	(246)	(229)	(219)	(185)	(125)	(43)	(38)	(27)	(21)	–	–	–	–	–
Commercial and corporate	(84)	(28)	(34)	(84)	(98)	(451)	(74)	(37)	(89)	(136)	(7)	–	–	–	(30)
Allocation of Recoveries by Market
Consumer	56	50	39	33	29	35	22	21	16	12	–	–	–	–	–
Commercial and corporate	5	3	8	4	6	18	16	44	14	82	–	–	–	–	2
Net write-offs as a % of average loans and acceptances	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

	Total

As at October 31	2008	2007	2006	2005	2004

Allowance for credit losses, beginning of year	1,055	1,058	1,128	1,308	1,791
Provision for credit losses	1,330	353	176	179	(103)
Transfer of allowance	–	12	–	–	–
Recoveries	114	91	112	67	131
Write-offs	(970)	(391)	(338)	(419)	(470)
Other, including foreign exchange rate changes	218	(68)	(20)	(7)	(41)

Allowance for credit losses, end of year	1,747	1,055	1,058	1,128	1,308

Allocation of Write-offs by Market
Consumer	(428)	(289)	(267)	(246)	(206)
Commercial and corporate	(542)	(102)	(71)	(173)	(264)
Allocation of Recoveries by Market
Consumer	91	72	60	49	41
Commercial and corporate	23	19	52	18	90
Net write-offs as a % of average loans and acceptances	0.4	0.1	0.1	0.2	0.2

Table 17: Allocation of Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries

As at October 31	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004

Consumer
Residential mortgages	13	14	5	5	5	–	–	–	–	–	–	–	–	–	–
Consumer instalment and other personal loans	2	1	1	1	2	–	–	–	–	–	–	–	–	–	–

Total consumer	15	15	6	6	7	–	–	–	–	–	–	–	–	–	–
Commercial and corporate	114	90	90	91	125	256	51	53	66	134	41	1	4	6	32
Off-balance sheet	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

Total specific allowance	129	105	96	97	132	256	51	53	66	134	41	1	4	6	32
General allowance	579	587	555	590	630	742	311	350	369	380	–	–	–	–	–

Allowance for credit losses	708	692	651	687	762	998	362	403	435	514	41	1	4	6	32

Coverage Ratios
Allowance for credit losses as a % of gross impaired loans and acceptances
Total	88.2	152.4	166.5	179.4	163.9	66.8	138.2	155.0	109.6	91.8	45.6	25.0	26.7	25.0	34.0
Consumer	4.8	8.3	3.8	4.8	4.5	–	–	–	–	–	na	na	na	na	na
Commercial and corporate	23.4	33.0	38.6	35.4	40.6	18.2	19.5	20.8	35.4	24.1	45.5	25.0	26.7	25.0	34.0

	Total

As at October 31	2008	2007	2006	2005	2004

Consumer
Residential mortgages	13	14	5	5	5
Consumer instalment and other personal loans	2	1	1	1	2

Total consumer	15	15	6	6	7
Commercial and corporate	411	142	147	163	291
Off-balance sheet	–	–	–	–	–

Total specific allowance	426	157	153	169	298
General allowance	1,321	898	905	959	1,010

Allowance for credit losses	1,747	1,055	1,058	1,128	1,308

Coverage Ratios
Allowance for credit losses as a % of gross impaired loans and acceptances
Total	73.2	146.5	158.8	140.2	116.9
Consumer	3.7	8.3	3.7	4.6	4.3
Commercial and corporate	20.7	26.3	29.2	24.2	30.4

un – unavailable
na – not applicable
98 | BMO Financial Group 191st Annual Report 2008

Table 18: Provision for Credit Losses – Segmented Information ($ millions)

For the year ended October 31	2008	2007	2006	2005	2004

Consumer
Residential mortgages	5	11	7	3	3
Cards	154	137	132	141	106
Consumer instalment and other personal loans	178	81	67	53	60

Total consumer	337	229	206	197	169

Commercial and Corporate (1)
Commercial mortgages	1	–	–	4	2
Commercial real estate	254	14	(2)	2	6
Construction (non-real estate)	2	1	(2)	9	9
Retail trade	10	7	(5)	15	2
Wholesale trade	3	7	4	13	9
Agriculture	2	5	2	4	20
Communications	–	–	(6)	(34)	(12)
Manufacturing	132	(9)	20	23	(37)
Mining	–	–	–	–	(1)
Oil and gas	27	–	–	–	(4)
Transportation	12	4	7	13	(17)
Utilities	–	–	(19)	(26)	(87)
Forest products	5	–	(1)	–	(7)
Service industries	33	2	2	5	13
Financial institutions	251	40	(1)	(1)	13
Government	2	un	un	un	un
Other	(1)	3	6	(5)	(11)

Total commercial and corporate	733	74	5	22	(102)

Total specific provisions	1,070	303	211	219	67
General provision for credit losses	260	50	(35)	(40)	(170)

Total provision for credit losses	1,330	353	176	179	(103)

(1) There have been no provisions for credit losses on securities borrowed or purchased under resale agreements.

un – unavailable

Table 19: Specific Allowance for Credit Losses – Segmented Information ($ millions)

As at October 31	2008	2007	2006	2005	2004

Commercial and Corporate Specific Allowance by Industry
Commercial mortgages	–	–	–	–	–
Commercial real estate	108	25	7	6	4
Construction (non-real estate)	4	4	3	4	20
Retail trade	6	7	9	18	7
Wholesale trade	14	17	21	20	14
Agriculture	9	13	9	13	12
Communications	–	–	1	2	46
Manufacturing	108	35	57	53	79
Mining	–	–	–	–	–
Oil and gas	25	–	–	1	–
Transportation	8	5	11	3	6
Utilities	–	–	–	–	46
Forest products	6	2	2	2	8
Service industries	23	17	19	26	23
Financial institutions	70	10	1	7	10
Government	2	un	un	un	un
Other	28	7	7	8	16

Total specific allowance for credit losses on commercial and corporate loans	411	142	147	163	291

un – unavailable
BMO Financial Group 191st Annual Report 2008 | 99

SUPPLEMENTAL INFORMATION
Table 20: Contractual Obligations ($ millions)

	Less than	1 to 3	4 to 5	Over 5	No fixed
As at October 31, 2008	one year	years	years	years	maturity	Total

On-Balance Sheet Financial Instruments
Deposits	116,297	26,146	8,942	5,767	99,448	256,600
Derivative obligations	345	603	320	294	–	1,562
Subordinated debt (1)	368	693	434	5,408	–	6,903
Capital trust securities	78	868	413	–	–	1,359
Preferred share liability	253	–	–	–	–	253
Other financial liabilities (1)	41,167	228	265	3,560	42	45,262

	158,508	28,538	10,374	15,029	99,490	311,939

Off-Balance Sheet Obligations
Commitments to extend credit	41,113	21,270	16,953	1,772	–	81,108
Operating leases	211	337	233	629	–	1,410
Purchase obligations	296	589	491	266	–	1,642

	41,620	22,196	17,677	2,667	–	84,160

Total	200,128	50,734	28,051	17,696	99,490	396,099

(1) Includes interest payments.

Table 21: Capital Adequacy ($ millions, except as noted)

	Basel II basis	Basel I basis (1)

As at October 31	2008	2007	2006	2005	2004

Tier 1 capital
Common shareholders’ equity	15,974	14,233	14,465	13,246	12,120
Non-cumulative preferred shares (2) (3)	1,996	1,446	1,046	1,046	1,046
Innovative Tier 1 capital instruments (2)	2,486	2,422	2,192	2,192	1,745
Non-controlling interest in subsidiaries	39	33	36	37	44
Goodwill and excess intangible assets (4)	(1,635)	(1,140)	(1,098)	(1,091)	(1,507)
Accumulated net after-tax unrealized loss from available-for-sale equity securities	(15)	–	–	–	–

Net Tier 1 capital	18,845	16,994	16,641	15,430	13,448
Securitization-related deductions	(115)	na	na	na	na
Expected loss in excess of allowance (AIRB Approach) (5)	–	na	na	na	na
Other deductions	(1)	na	na	na	na

Adjusted Tier 1 capital	18,729	16,994	16,641	15,430	13,448

Tier 2 capital
Preferred shares of a subsidiary (3)	–	–	273	287	296
Subordinated debt	4,175	3,335	2,306	2,130	1,783
Trust subordinated notes	800	800	–	–	–
Accumulated net after-tax unrealized gain from available-for-sale equity securities	–	26	–	–	–
Eligible general allowance for credit losses (5) (6)	494	898	905	958	1,010

Total Tier 2 capital	5,469	5,059	3,484	3,375	3,089
First-loss protection	na	(85)	(44)	(123)	(128)
Securitization-related deductions	(6)	na	na	na	na
Expected loss in excess of allowance (AIRB Approach) (5)	–	na	na	na	na
Investments in non-consolidated subsidiaries/substantial investments (7)	(871)	(994)	(937)	(963)	(901)
Other deductions	–	na	na	na	na

Adjusted Tier 2 capital	4,592	3,980	2,503	2,289	2,060

Total capital	23,321	20,974	19,144	17,719	15,508

Risk-weighted assets	191,608	178,687	162,794	149,855	136,661
Capital ratios (%)
Tier 1 Capital Ratio	9.77	9.51	10.22	10.30	9.84
Total Capital Ratio	12.17	11.74	11.76	11.82	11.35
Assets-to-capital multiple	16.4	17.2	16.1	16.3	16.8

(1)	Beginning in fiscal 2008, capital is calculated under the Basel II guidelines, whereas for all prior periods capital is calculated using the Basel I methodology.

(2)	Non-cumulative preferred shares and Innovative Tier 1 capital instruments include amounts that were reclassified to liabilities on the consolidated balance sheet, but are eligible for inclusion in the capital calculation for regulatory purposes.

(3)	In 2007, the Office of the Superintendent of Financial Institutions (OSFI) approved the reclassification of preferred shares issued by a subsidiary from Tier 2 capital to Innovative Tier 1 capital.

(4)	In addition to goodwill, intangible assets in excess of 5% of gross Tier 1 capital are deducted from Tier 1 capital.
(5)	When expected loss as calculated under the Advanced Internal Ratings Based (AIRB) Approach exceeds total provisions, 50% of the difference is deducted from Tier 1 capital and 50% from Tier 2. When the expected loss is less than total provisions, the difference is added to Tier 2 capital.

(6)	Under Basel I, OSFI permits the inclusion of the lesser of the balance of our general allowance for credit losses and 0.875% of risk-weighted assets.

(7)	Under Basel II transitional rules, 100% of substantial investments and investments in insurance subsidiaries held prior to January 1, 2007 are deducted from Tier 2 capital. Effective November 1, 2008, 50% of substantial investments will be deducted from Tier 1 capital and 50% from Tier 2 capital. Effective November 1, 2011, equivalent deductions will apply to investments in insurance companies.

na – not applicable

100 | BMO Financial Group 191st Annual Report 2008

Table 22: Risk-Weighted Assets (RWA) ($ millions)

		RWA
	Exposure at	Standardized	Advanced
As at October 31, 2008	Default (EAD)	Approach	Approach	Total

Credit Risk
Corporate
Corporate, including specialized lending	130,758	15,957	47,306	63,263
Corporate small and medium-sized enterprises	46,521	9,837	21,015	30,852
Sovereign	35,351	–	382	382
Bank	63,406	442	6,465	6,907
Retail
Residential mortgages	47,821	3,908	1,058	4,966
Home equity line of credit	25,922	3,338	966	4,304
Qualifying revolving retail	24,225	–	2,263	2,263
Other retail, excluding small and medium-sized enterprises	18,861	5,007	4,210	9,217
Retail small and medium-sized enterprises	2,586	–	920	920
Equity	1,518	–	1,282	1,282
Trading book	66,304	–	11,759	11,759
Securitization	50,015	–	6,717	6,717
Other credit risk assets – non-counterparty managed assets	84,177	–	14,524	14,524
Scaling factor for credit risk assets under AIRB (1)	–	–	6,260	6,260

Total Credit Risk	597,465	38,489	125,127	163,616
Market Risk		3,497	7,796	11,293
Operational Risk		16,699	–	16,699

Total Basel II Risk-Weighted Assets (2)		58,685	132,923	191,608

Basel I Risk-Weighted Assets 2007 (2)				178,687

Basel I Risk-Weighted Assets 2006 (2)				162,794

(1)	The scaling factor is applied to the risk-weighted asset amounts for credit risk under the AIRB Approach.
(2)	Beginning in fiscal 2008, risk-weighted assets are calculated under the Basel II methodology, whereas for all prior periods they are calculated using the Basel I methodology. Basel I and Basel II risk-weighted asset amounts are not comparable, and should be considered for reference purposes only.

Table 23: Average Deposits ($ millions, except as noted)

		2008		2007		2006

	Average	Average	Average	Average	Average	Average
	balance	rate paid (%)	balance	rate paid (%)	balance	rate paid (%)

Deposits Booked in Canada
Demand deposits – interest bearing	11,544	1.83	9,400	2.94	7,934	2.18
Demand deposits – non-interest bearing	14,175	–	13,076	–	12,189	–
Payable after notice	38,112	1.83	36,255	2.32	35,678	1.91
Payable on a fixed date	90,822	3.53	80,220	3.66	74,649	3.17

Total deposits booked in Canada	154,653	2.66	138,951	2.92	130,450	2.47

Deposits Booked in the United States and Other Countries
U.S. demand deposits	10,044	2.36	8,675	3.84	8,644	2.98
Other U.S. deposits payable after notice or on a fixed date	54,139	3.37	46,277	4.40	34,206	3.64
Deposits booked in other countries	29,403	3.97	30,473	4.85	23,919	4.26

Total Average Deposits	248,239	2.96	224,376	3.52	197,219	2.91

As at October 31, 2008, 2007 and 2006: deposits by foreign depositors in our Canadian bank offices amounted to $14,781 million, $11,544 million and $9,320 million, respectively; total deposits payable after notice included $22,203 million, $21,477 million and $18,947 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements; and total deposits payable on a fixed date included $28,074 million, $29,318 million and $24,513 million, respectively, of federal funds purchased and commercial paper issued. These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

Table 24: Unrealized Gains (Losses) on Securities, Other Than Trading ($ millions)

			Unrealized gains (losses) (1)

As at October 31	Amortized cost	Fair value	2008	2007	2006	2005	2004

Canadian governments debt	3,524	3,554	30	–	–	–	–
U.S. governments debt	10,331	10,363	32	8	(29)	(23)	–
Mortgage-backed securities – Canada	10,956	11,043	87	20	–	–	–
– United States	872	875	3	(6)	(10)	(7)	4
Corporate debt	5,896	5,641	(255)	(3)	3	6	21
Corporate equity	2,539	2,520	(19)	26	90	20	60
Other governments debt	109	110	1	–	1	1	1

Total securities, other than trading	34,227	34,106	(121)	45	55	(3)	86

(1)	Unrealized gains (losses) may be offset by related losses (gains) on liabilities or hedge contracts.

BMO Financial Group 191st Annual Report 2008 | 101

GLOSSARY
Glossary of Financial Terms

Allowance for Credit Losses represents an amount deemed adequate by management to absorb credit-related losses on loans and acceptances and other credit instruments. Allowances for credit losses can be specific or general and are recorded on the balance sheet as a deduction from loans and acceptances or, as they relate to credit instruments, as other liabilities.

Assets under Administration and under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper is a short-term investment with a maturity that is typically less than 180 days. The commercial paper is backed by physical assets such as trade receivables, and is generally used for short-term financing needs.

Assets-to-Capital Multiple is defined as assets plus guarantees and letters of credit, net of specified deductions (or adjusted assets), divided by total capital.

Average Earning Assets represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point: One one-hundredth of a percentage point.

Derivatives are contracts whose value is “derived” from movements in interest or foreign exchange rates, or equity or commodity prices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.
Earnings Per Share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future.

Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

General Allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis.

We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, OSFI. The general allowance is reviewed on a quarterly basis and a number of factors are considered when determining its appropriate level. We employ a general allowance model that applies historical expected and unexpected loss rates, based on probabilities of default and loss given default factors, to current balances.

Hedging is a risk management technique used to neutralize or manage interest rate, foreign currency, equity, commodity or credit exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.	Innovative Tier 1 Capital: OSFI allows banks to issue instruments that qualify as “Innovative” Tier 1 capital. In order to qualify, these instruments have to be issued indirectly through a special purpose vehicle, be permanent in nature and receive acceptable accounting treatment. Innovative Tier 1 capital cannot comprise more than 20% of net Tier 1 capital, at time of issue, with 15% qualifying as Tier 1 capital and the remaining 5% included in total capital.

Mark-to-Market represents the valuation of securities and derivatives at market rates as of the balance sheet date, where required by accounting rules.

Net Economic Profit (NEP) represents cash net income available to common shareholders, less a charge for capital. NEP is an effective measure of economic value added. NEP is a non-GAAP measure.

Net Interest Income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

Net Interest Margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using total assets.

Notional Amount refers to the principal used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Operating Leverage is the difference between revenue and expense growth rates. Cash operating leverage is the difference between revenue and cash-based expense growth rates.

Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Productivity Ratio (or Expense-to-Revenue Ratio) is our key measure of productivity. It is calculated as non-interest expense divided by total revenues, expressed as a percentage. The cash productivity ratio is calculated in the same manner, after removing the amortization of intangible assets from non-interest expenses.

Provision for Credit Losses is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in loans and acceptances and other credit instruments, given the composition of the portfolios, the probability of default, the economic environment and the allowance for credit losses already established.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk loans, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Specific Allowances reduce the carrying value of specific credit assets to the amount we expect to recover if there is evidence of deterioration in credit quality.

154 | BMO Financial Group 191st Annual Report 2008

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

• Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.

• Credit default swaps – one counter-party pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

• Cross-currency interest rate swaps –fixed and floating rate interest payments and principal amounts are exchanged in different currencies.

• Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.

• Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

• Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.

Taxable Equivalent Basis (teb): Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons.

Tier 1 Capital represents more permanent forms of capital, and primarily consists of common shareholders’ equity, preferred shares and innovative hybrid instruments, less a deduction for goodwill and excess intangible assets and certain other deductions required under Basel II.

Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
Total Capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investments in non-consolidated subsidiaries and other substantial investments.

Total Capital Ratio is defined as total capital divided by risk-weighted assets.

Total Shareholder Return (TSR): The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Trading-Related Revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading revenues include income (expense) and gains (losses) from both on-balance sheet instruments and off-balance sheet interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Variable Interest Entities (VIEs) include entities with equity that is considered insufficient to finance the entity’s activities or in which the equity holders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters.
RISK-RELATED DEFINITIONS

Business Risk Due to Earnings Volatility arises from the specific business activities of a company and the effects these could have on the earnings of the company. Business risk due to earnings volatility measures the risk that volumes will decrease or margins will shrink with no opportunity being available to offset the revenue declines with a reduction in costs.

Credit and Counterparty Risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period.

Economic Capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur if adverse situations arise, and allows returns to be adjusted for risks. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. (For further discussion of these risks, refer to the Enterprise-Wide Risk Management section on page 73.) Economic capital is a key element of our risk-based capital management process.

Environmental Risk is the risk of loss or damage to BMO’s reputation resulting from environmental concerns related to BMO or its customers. Environmental risk is often associated with credit and operational risk.

Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of fixed income instruments and similar securities. Issuer risk is measured at a 99% confidence level over a specified holding period.

Liquidity and Funding Risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Market Risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default.

Market Value Exposure (MVE) is a measure of the adverse impact of changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and the composition of the portfolios to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of Value at Risk and Issuer Risk.

Operational Risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

Reputation Risk is the risk of negative impacts resulting from the deterioration of BMO’s reputation with key stakeholders. These impacts include revenue loss, reductions in our customer or client base and declines in BMO’s share price.

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, equity and commodity prices and their implied volatilities. This measure calculates the maximum likely loss from portfolios, measured at a 99% confidence level over a specified holding period.

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